Exhibit 4.17

Execution Version

Privileged & Confidential

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. Double asterisks denote omissions.

STOCK PURCHASE AGREEMENT

by and among

TELIX PHARMACEUTICALS (US) INC.,

RLS GROUP LTD.,

RLS (USA) INC.

and,

PERCEPTIVE CREDIT HOLDINGS III, LP

Dated as of September 20, 2024

TABLE OF CONTENTS

Page

ARTICLE I PURCHASE AND SALE		1

1.1	Purchase and Sale	1
1.2	Closing; Actions at the Closing	2
1.3	Closing Payment Certificate; Closing Date Payments	3
1.4	Escrow	4
1.5	Adjustment Before and After the Closing	4
1.6	Preliminary Closing Date Payee Schedule	7
1.7	Milestone Payments	8
1.8	Withholding Rights	12
1.9	Further Assurances	13

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLER		13

2.1	Organization, Standing and Corporate Power	13
2.2	Authority; No Conflict; Required Filings and Consents	14
2.3	Ownership of Stock	14
2.4	Litigation	15
2.5	Brokers	15
2.6	No Other Representations	15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		16

3.1	Organization, Standing and Corporate Power	16
3.2	Capitalization	16
3.3	Subsidiaries	17
3.4	Authority; No Conflict; Required Filings and Consents	18
3.5	Financial Statements	19
3.6	Absence of Certain Changes	20
3.7	Undisclosed Liabilities	20
3.8	Books and Records	21
3.9	Tax Matters	21
3.10	Assets	23
3.11	Owned and Leased Real Property	23
3.12	Intellectual Property	24
3.13	Material Contracts	27
3.14	Litigation; Orders	29
3.15	Environmental Matters	30
3.16	Labor and Employment	30
3.17	Employee Benefit Plans	33
3.18	Compliance with Laws	35
3.19	Unlawful Payments	35
3.20	Permits and Healthcare Regulatory Matters	36
3.21	Insurance	40
3.22	Customers and Suppliers	40

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3.23	Certain Business Relationships With Affiliates	40
3.24	Inventory	41
3.25	Accounts Receivable	41
3.26	Government Contracts	41
3.27	Export Control and Sanctions	43
3.28	Data Privacy and Security	44
3.29	Brokers	45
3.30	Powers of Attorney	45
3.31	No Other Representations	46

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		46

4.1	Organization, Standing and Power	46
4.2	Authority; No Conflict; Required Filings and Consents	47
4.3	Sufficient Funds	47
4.4	Brokers	47
4.5	Investment	48
4.6	No Other Representations	48

ARTICLE V CONDUCT OF BUSINESS		48

5.1	Operation of Business	48
5.2	Confidentiality	51

ARTICLE VI ADDITIONAL AGREEMENTS		51

6.1	No Solicitation	51
6.2	Access to Information	52
6.3	Closing Efforts; Legal Conditions to the Transactions Contemplated by this Agreement; Third-Party Consents	53
6.4	Public Disclosure	54
6.5	Notification of Certain Matters	55
6.6	280G Covenant	55
6.7	FIRPTA	56
6.8	Termination of Company 401(k) Plan	56
6.9	Employees	57
6.10	D&O Indemnification	58
6.11	Tax Matters	59
6.12	Planned Facility Acquisitions	63
6.13	Proprietary Information	63
6.14	Seller Shareholders’ Approval	63

ARTICLE VII CONDITIONS TO CLOSING		64

7.1	Conditions to Obligations of the Buyer, the Seller and the Company	64
7.2	Conditions to Obligations of the Buyer	64
7.3	Conditions to Obligations of the Seller and the Company	65

ARTICLE VIII INDEMNIFICATION		65

8.1	Indemnification by the Indemnity Participant	65
8.2	Indemnification Claims	67

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8.3	Survival of Representations and Warranties and [**] Indemnity Matters	70
8.4	Limitations	71
8.5	Recourse	74
8.6	Release of Indemnity Escrow Fund	74
8.7	No Rescission	74

ARTICLE IX TERMINATION		74

9.1	Termination	74
9.2	Effect of Termination	75
9.3	Termination Fee	76

ARTICLE X DEFINITIONS		76
ARTICLE XI MISCELLANEOUS		100

11.1	Notices	100
11.2	Entire Agreement	101
11.3	Fees and Expenses	101
11.4	Third-Party Beneficiaries	101
11.5	Assignment	101
11.6	Severability	102
11.7	Amendment	102
11.8	Extension; Waiver	102
11.9	Counterparts and Signature	102
11.10	Interpretation	103
11.11	Governing Law	103
11.12	Remedies	104
11.13	Submission to Jurisdiction	104
11.14	No Recourse	104
11.15	Waiver of Conflicts	105

Exhibits:

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Waiver Agreement
Exhibit C	Preliminary Closing Date Payee Schedule
Exhibit D	Form of Pay-Off Letter

Schedules:

Schedule A	Key Employees
Schedule 1.2(b)(ii)	Required Consents
Schedule 1.2(b)(iii)	Affiliate Arrangements
Schedule 1.2(b)(x)	Terminated Liens
Schedule 1.5(b)	Inventory Count Methodology
Schedule 6.2(b)	Illustrative Monthly Financial Statements
Schedule 6.12	Planned Facility Acquisition Parameters

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Schedule 8.2(c)	Additional Claim Notice Recipients
Schedule 8.4(b)	[**] Indemnity Matter Participants
Schedule 8.4(c)	Special Release Parties
Schedule 9.3(a)	Termination Matters
Schedule 10.1	Accounting Principles
Schedule 10.2	Illustrative Balance Sheet
Schedule 10.3	Employee Amount Matters
Schedule 10.4	Pay-Off Indebtedness

Disclosure Schedule

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 20, 2024, by and among Telix Pharmaceuticals (US) Inc., a Delaware corporation (the “Buyer”), RLS Group Ltd., a Bahamian international business company (“Seller”), RLS (USA) Inc., a Delaware corporation (the “Company”) and Perceptive Credit Holdings III, LP (the “Indemnity Participant”).

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding Shares;

WHEREAS, the parties desire to enter into this Agreement pursuant to which the Seller agrees to sell to the Buyer and the Buyer agrees to purchase from the Seller all of the Shares, on and subject to the terms and conditions contained herein;

WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Buyer has entered into duly executed arrangements (collectively, the “Key Employee Arrangements”), with each Company Employee identified on Schedule A (together, the “Key Employees”);

WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Buyer has entered into a duly executed transaction support agreement (the “Transaction Support Agreement”) with Perceptive and the Affiliated Funds; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Seller, the Company and the Indemnity Participant agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1          Purchase and Sale. At the Closing, upon the terms and subject to the conditions set forth herein, the Buyer shall purchase from the Seller, and in consideration for the amounts set forth herein and the assurances set forth in Section 12 of the Perceptive Pay-Off and Warrant Cancellation Agreement, the Seller shall sell, convey, assign, transfer, and deliver to the Buyer, all of the Seller’s legal and beneficial right, title and interest in, to and under the Shares, free and clear of all Liens (other than restrictions on transfer imposed under applicable securities Laws), together with all rights attached or occurring thereto at the Closing (including the right to receive all distributions and dividends declared, paid or made in respect of the Shares), and the Company will become a wholly-owned Subsidiary of the Buyer.

1.2          Closing; Actions at the Closing.

(a)          The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of counterpart signature pages at 10:00 a.m., Eastern time, on the second (2nd) Business Day after the date on which the conditions set forth in Article VII are satisfied or, if permitted by applicable Law, waived (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless, in each case, another date, place or time is mutually agreed to in writing by the Buyer and the Company. The date on which the Closing occurs shall be referred to herein as the “Closing Date.”

(b)          At the Closing the Seller and the Company shall deliver to the Buyer the following:

(i)           the Certificate(s) evidencing the Shares owned by the Seller duly endorsed in blank or with stock powers duly executed by the Seller;

(ii)          evidence, in form and substance reasonably satisfactory to the Buyer, that the Company has, at its own expense, obtained all of the consents, and effected all of the notices, set forth on Schedule 1.2(b)(ii) and no such consent shall have been revoked;

(iii)         evidence, in form and substance reasonably satisfactory to the Buyer, that the agreements and other arrangements, listed on Schedule 1.2(b)(iii) shall have been satisfied and discharged in full and otherwise terminated, in each case without any Liability to the Company or its Subsidiaries;

(iv)         copies of the resignations, effective as of the Closing and in form and substance reasonably satisfactory to the Buyer, of each director and officer of the Company and its Subsidiaries (other than any such resignations which the Buyer designates in writing to the Company, as unnecessary) from their capacity as such and not from employment;

(v)          a counterpart of the Escrow Agreement executed by the Escrow Agent and the Indemnity Participant;

(vi)         a release, in form and substance reasonably satisfactory to the Buyer, executed by each of the Key Employees;

(vii)        the 280G Certification required by Section 6.6;

(viii)       the certification and notice contemplated by Section 6.7;

(ix)         evidence that the Company has terminated the Company 401(k) Plan in accordance with Section 6.8;

(x)          duly executed written instruments releasing (A) the Liens listed on Schedule 1.2(b)(x) and (B) any Liens of the Company or its Subsidiaries which are not disclosed in the Disclosure Schedule and would have been required to be disclosed on Section 3.10 of the Disclosure Schedule, in each case authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with such Lien;

(xi)         certificates of good standing of the Company and its Subsidiaries in their respective jurisdictions of organization;

(xii)        a certificate executed by the Secretary of each of the Company and the Seller certifying that attached thereto are (A) a true, complete and correct copy of the Organizational Documents of such Person, as in effect on the Closing Date and (B) true, complete and correct copies of resolutions of such Person’s boards of directors (or equivalent governing body) or equityholders thereof authorizing the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, which resolutions have not been modified, rescinded or revoked;

(xiii)       the Company Certificate; and

(xiv)       evidence reasonably satisfactory to the Buyer that the Company has purchased the D&O Tail.

(c)          At the Closing the Buyer shall deliver to the Seller and the Company the following:

(i)           the Buyer Certificate; and

(ii)          a counterpart of the Escrow Agreement executed by the Buyer and the Escrow Agent.

(d)          At the Closing the Buyer shall make the payments contemplated by Section 1.3(b).

1.3          Closing Payment Certificate; Closing Date Payments.

(a)          No later than [**] prior to the Closing Date, the Company shall deliver to the Buyer: (A) the Closing Payment Certificate, (B) (i) a pay-off letter substantially in the form attached as Exhibit D, duly executed by Perceptive and each of the Affiliated Funds (the “Perceptive Pay-Off and Warrant Cancellation Agreement”) and (ii) a customary pay-off letter in form and substance reasonably satisfactory to the Buyer to be duly executed by each Person to whom any Pay-Off Indebtedness not discharged in the Perceptive Pay-Off and Warrant Cancellation Agreement is (or at the Closing will be) owed by the Company or its Subsidiaries (each, including the Perceptive Pay-Off and Warrant Cancellation Agreement, a “Pay-Off Letter”), each of which shall include a complete release of the Company and its Subsidiaries from all Liens and Liabilities with respect to such Pay-Off Indebtedness, effective upon the discharge of such Pay-Off Indebtedness at the Closing, and authorization of the Buyer or the Company to prepare and file all related Lien release documentation, (C) final invoices submitted by each Person (other than any Governmental Entity) to whom any Company Transaction Expenses are (or at the Closing will be) owed, setting forth all Company Transaction Expenses payable to such Person with respect to the period through the Closing (“Final Invoices”) and (D) copies of Waiver Agreements duly executed by each Key Employee.

(b)          On the Closing Date, the Buyer shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:

(i)           to the Escrow Agent, by wire transfer of immediately available funds, (1) the Adjustment Escrow Amount to be deposited into the Adjustment Escrow Account and (2) the Indemnity Escrow Amount to be deposited into the Indemnity Escrow Account;

(ii)          to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of the Pay-Off Indebtedness who has delivered a Pay-Off Letter, excluding the Indemnity Participant, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate and the applicable Pay-Off Letter;

(iii)         to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses, who has delivered a Final Invoice that remains unpaid as of immediately prior to the Closing, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate and the applicable Final Invoice; and

(iv)         to the Indemnity Participant, the Closing Consideration, as reflected on the Closing Payment Certificate.

1.4          Escrow. At Closing, the Buyer will (in accordance with Section 1.3(b)(i)) deliver to the Escrow Agent the Adjustment Escrow Amount and the Indemnity Escrow Amount to be held in escrow pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Adjustment Escrow Account and the Indemnity Escrow Account, together with any interest and earnings thereon, shall be held by the Escrow Agent and released by the Escrow Agent to the Company, the Indemnity Participant or the Buyer, as applicable, in accordance with the terms of the Escrow Agreement.

1.5          Adjustment Before and After the Closing. The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 1.5:

(a)          Not later than [**] prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement (the “Estimated Closing Adjustment Statement”) setting forth the Estimated Closing Adjustment (including each Closing Adjustment Item and the components thereof) as of immediately prior to the Closing (the “Measurement Time”), together with reasonable supporting detail. The Estimated Closing Adjustment Statement shall be prepared in accordance with the Accounting Principles. From the delivery of the Estimated Closing Adjustment Statement, the Buyer and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Company and its accountants the Estimated Closing Adjustment Statement and shall be provided copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Company and its accountants so as to allow the Buyer and its accountants to verify the accuracy of the Estimated Closing Adjustment Statement (subject to the execution of customary work paper access letters if requested). The Buyer shall be entitled to comment on, and request reasonable changes to, the Estimated Closing Adjustment Statement and the Company shall consider in good faith any changes Buyer proposes to the Estimated Closing Adjustment Statement and revise such calculations if, based on its good faith assessment, such changes are warranted, provided, however, that without prejudice to the Buyer’s rights under Section 1.5(c), the foregoing shall not delay the Closing and the Company’s calculations in the Estimated Closing Adjustment Statement shall control if the Buyer and the Company do not mutually agree to any modifications to the Estimated Closing Adjustment Statement.

(b)          Inventory Count. Within [**] prior to the Closing Date (or such other date as may be mutually agreed in writing between the parties), the Company shall conduct, and the Buyer shall have a right to have its Representatives attend and observe, a full physical count of the inventory of the Company and its Subsidiaries at each radiopharmacy location for the purpose of determining the actual levels of such inventory as of the Measurement Time (the “Inventory Count”); provided, that with respect to any radioactive materials, the Company shall provide good faith estimated levels of such inventory as of the Measurement Time. Each party will bear its own costs and expenses in connection with the Inventory Count. The Inventory Count shall be performed in accordance with the Accounting Principles and the procedures set forth on Schedule 1.5(b) and, as soon as practicable (and in any event within [**]) following the Inventory Count, the Company shall prepare and deliver to the Buyer a statement setting forth the results of the Inventory Count which shall be delivered together with reasonably detailed supporting documentation sufficient to support the amounts set forth in such statement.

(c)          Not later than [**] after the Closing Date, the Buyer shall deliver to the Indemnity Participant the Closing Adjustment Statement, together with reasonable supporting detail. The Closing Adjustment Statement shall be prepared in accordance with the Accounting Principles. The Closing Adjustment Statement delivered pursuant to this Section 1.5(c) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment is greater than, or less than, the Estimated Closing Adjustment. The Closing Adjustment Statement, as proposed by the Buyer pursuant to this Section 1.5(c), shall be deemed for purposes of this Section 1.5(c) to be the “Final Closing Adjustment Statement,” the Closing Adjustment reflected thereon shall be deemed for purposes of this Section 1.5 to be the “Final Closing Adjustment” and each shall be final and binding on all parties to this Agreement and on all Company Participants, unless the Indemnity Participant timely delivers to the Buyer an Objection Notice in accordance with Section 1.5(d).

(d)          In the event that the Indemnity Participant disputes the Closing Adjustment Statement, the amount of the Closing Adjustment Items or the Closing Adjustment, the Indemnity Participant shall notify the Buyer in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, within [**] after delivery of the Closing Adjustment Statement pursuant to Section 1.5(c). Any such Objection Notice shall specify those items or amounts as to which the Indemnity Participant disagrees, and the Indemnity Participant shall be deemed to have agreed with all other items and amounts contained in the Closing Adjustment Statement delivered pursuant to Section 1.5(c). In the event of such a dispute, the Buyer and the Indemnity Participant shall first negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the amounts of the Closing Adjustment Items, which amount shall not be more than the Buyer’s calculation delivered pursuant to Section 1.5(c) nor less than the Indemnity Participant’s calculation delivered pursuant to this Section 1.5(d). If the Buyer and the Indemnity Participant reach a final resolution on the Closing Adjustment Statement within [**] after the Buyer’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Indemnity Participant), then the Closing Adjustment Statement agreed upon by the Buyer and the Indemnity Participant shall be deemed for purposes of this Section 1.5(d) to be the “Final Closing Adjustment Statement,” the Closing Adjustment reflected thereon shall be deemed for purposes of this Section 1.5 to be the “Final Closing Adjustment” and each shall be final and binding on all parties to this Agreement and on all Company Participants.

(e)          If the Buyer and the Indemnity Participant are unable to resolve the dispute within [**] after delivery of the Objection Notice, then any remaining items in dispute shall be submitted to (i) [**] or (ii) if such firm is unwilling or unable to serve as the Neutral Accountant (as defined below), an independent nationally recognized accounting firm selected in writing by the Indemnity Participant and the Buyer or, if the Indemnity Participant and the Buyer fail or refuse to select a firm within [**] after written request therefor by the Indemnity Participant or the Buyer, such an independent nationally recognized accounting firm shall be selected in accordance with the rules of the Chicago, Illinois office of the American Arbitration Association ([**] or such other firm selected pursuant to this clause (ii), the “Neutral Accountant”). The Neutral Accountant shall have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records related thereto of each party and its accountants (subject to the execution of customary work paper access letters if requested) so as to allow the Neutral Accountant to verify the accuracy of the Final Closing Adjustment. All determinations and calculations pursuant to this Section 1.5(e) shall consider only those Closing Adjustment Items that are set forth in the Objection Notice and remain in dispute, shall be a value that is not more than the Buyer’s calculation delivered pursuant to Section 1.5(c) nor less than the Indemnity Participant’s calculation delivered pursuant to Section 1.5(d), shall be in writing and shall be delivered to the Buyer and the Indemnity Participant as promptly as practicable. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 1.5 to be the “Final Closing Adjustment Statement,” the Closing Adjustment reflected thereon shall be deemed for purposes of this Section 1.5 to be the “Final Closing Adjustment” and each shall be final and binding on all parties to this Agreement and on all Company Participants. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall make a final determination based solely on the applicable provisions of this Agreement (and not by independent review), shall act as an expert and not as arbitrator and the Neutral Accountant’s authority is limited to resolving disputed issues of fact (and not law). A judgment on the determination made by the Neutral Accountant pursuant to this Section 1.5(e) may be entered in and enforced by any court having jurisdiction thereover.

(f)          The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 1.5(e) shall be borne by the Indemnity Participant, on the one hand, and the Buyer, on the other hand, in proportion to the amounts by which the proposals of the Buyer and the Indemnity Participant differed from the Neutral Accountant’s final determination. For example, if the Indemnity Participant challenges the calculation by an amount of [**] dollars ($[**]), but the Neutral Accountant determines that the Indemnity Participant has a valid claim for only [**] dollars ($[**]), the Indemnity Participant will bear [**] percent ([**]%) of the fees and expenses of the Neutral Accountant and the Buyer will bear the other [**] percent ([**]%) of such fees and expenses.

(g)          The “Final Adjustment” shall be equal to (i) the Final Closing Adjustment, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Adjustment may be a positive or negative number. If the Final Adjustment is greater than zero (0), then the Buyer and the Indemnity Participant shall promptly (and in no event later than [**]) after the date of determination of the Final Adjustment, execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) release to the Buyer from the Adjustment Escrow Fund an amount of cash equal to the Final Adjustment and, if the amount of the Final Adjustment exceeds the amount then held in the Adjustment Escrow Fund immediately prior to such release, an instruction to the Escrow Agent to release such excess from the Indemnity Escrow Fund to the Buyer; and (B) release the amount of cash then remaining in the Adjustment Escrow Fund (after the payment to the Buyer of the Final Adjustment pursuant to clause (A)) for the benefit of the Indemnity Participant pursuant to Section 1.4. If the Final Adjustment is less than or equal to zero (0), then promptly (and in no event later than [**]) after the date of determination of the Final Adjustment: (1) the absolute value thereof shall be paid by the Buyer to the Indemnity Participant in accordance with the Escrow Agreement and (2) the Buyer and the Indemnity Participant shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the amount of cash then remaining in the Adjustment Escrow Fund for the benefit of the Indemnity Participant pursuant to Section 1.3(b)(iv) or Section 1.3(b)(v), as applicable.

(h)          From the delivery of the Closing Adjustment Statement until such time as the calculation of the Final Adjustment has been finally determined pursuant to this Section 1.5, the Indemnity Participant and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Buyer and its accountants the Closing Adjustment Statement and shall be provided copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Buyer and its accountants as the Indemnity Participant and its accountants may reasonably request so as to allow the Indemnity Participant and its accountants to verify the accuracy of the Closing Adjustment Statement (subject to the execution of customary work paper access letters if requested). Each party will bear its own costs and expenses in connection with such discussions.

(i)          The parties agree that the procedures set forth in this Section 1.5 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement and the Final Adjustment; provided, that this provision shall not prohibit the Buyer or the Indemnity Participant from instituting litigation to enforce the determination of the Neutral Accountant or the payment obligations contemplated in Section 1.5(f) and Section 1.5(g) and shall not limit any remedy of any party under Article VIII.

1.6          Preliminary Closing Date Payee Schedule. The Preliminary Closing Date Payee Schedule sets forth a list, prepared in good faith, of the expected recipients (estimated as of the date hereof) of amounts payable pursuant to Section 1.3(b) and all Future Payments. The Buyer shall pay the Closing Consideration, and shall pay, or instruct the Escrow Agent or cause the Company to pay any Future Payment, to the Indemnity Participant in accordance with the Closing Payment Certificate (subject to any applicable withholding as provided in Section 1.8). The parties understand and agree that (i) the Indemnity Participant has no rights as a security holder of the Company or the Buyer as a result of its right to receive the Future Payments and (ii) except as set forth in Section 1.7(f), no interest is payable as additional consideration with respect to any of the Future Payments.

1.7          Milestone Payments.

(a)          As additional consideration in respect of Buyer’s acquisition of the Shares from Seller pursuant to the transactions contemplated by this Agreement, subject to the terms and conditions hereof, the Buyer shall pay (or cause to be paid) to the Indemnity Participant:

(i)           an aggregate payment of $[**] (“Milestone Payment #1”), if and only if, the Adjusted EBITDA in any single fiscal quarter during the first four (4) full fiscal quarters of the Company following the Closing Date (the “First Milestone Quarter”) is equal to or in excess of $[**] (“Milestone #1”);

(ii)          an aggregate payment of $[**] (“Milestone Payment #2”), if and only if, the Adjusted EBITDA in any fiscal quarter during the first four (4) full fiscal quarters of the Company following the Closing Date (other than the First Milestone Quarter) is equal to or in excess of $[**] (“Milestone #2”);

(iii)         an aggregate payment of $[**] (“Milestone Payment #3”), if and only if the Company distributes on average [**] Illuccix doses per Buyer Business Day in any full fiscal quarter during the 12 month period beginning January 1, 2025 and ending December 31, 2025 (“Milestone #3”); and

(iv)         an aggregate payment of $[**] (“Milestone Payment #4” and collectively with Milestone Payment #1, Milestone Payment #2 and Milestone Payment #3, each, a “Milestone Payment” and collectively, the “Milestone Payments”), if and only if the SPECT Net Revenue during the 12 month period beginning January 1, 2025 and ending December 31, 2025, is equal to or greater than the SPECT Net Revenue during the immediately preceding 12 month period beginning January 1, 2024 and ending December 31, 2024 (“Milestone #4”, and collectively with Milestone #1, Milestone #2 and Milestone #3, each, a “Milestone” and collectively, the “Milestones”).

(b)          Each Milestone Payment, if earned pursuant to Section 1.7(a), shall be paid by the Buyer to the Indemnity Participant in accordance with Section 1.7(c) no later than the [**] following the applicable Determination Date. There shall be no Milestone Payment if the applicable Milestone set forth in Section 1.7(a) is not achieved.

(c)          The Buyer shall deliver to the Indemnity Participant (i) no later than [**] following the end of each of the first four (4) full fiscal quarters following the Closing Date (or until Milestone Payment #2 is earned, if sooner) (each such period, an “Adjusted EBITDA Measurement Period”), a written statement prepared by the Buyer in accordance with the Accounting Principles setting forth in reasonable detail the Buyer’s computation of Adjusted EBITDA and the resulting Milestone Payment, if any, for such Adjusted EBITDA Measurement Period (an “Adjusted EBITDA Statement”), (ii) no later than [**] following the end of each full fiscal quarter during the twelve (12) month period beginning January 1, 2025 and ending December 31, 2025 (or until Milestone Payment #3 is earned, if sooner) (each such period, an “Illuccix Measurement Period”), a written statement prepared by the Buyer setting forth in reasonable detail the Buyer’s computation of the average billable Illuccix doses distributed per Buyer Business Day and the resulting Milestone Payment, if any, for such Illuccix Measurement Period (an “Illuccix Statement”) and (iii) no later than [**] following the end of the twelve (12) month period beginning January 1, 2025 and ending December 31, 2025 (the “Net Revenue Measurement Period” and, collectively with each Adjusted EBITDA Measurement Period and the Illuccix Measurement Period, the “Measurement Periods” and each, a “Measurement Period”), a written statement prepared by the Buyer in accordance with the Accounting Principles setting forth in reasonable detail the Buyer’s computation of SPECT Net Revenue for such Net Revenue Measurement Period and for the twelve (12) month period beginning January 1, 2024 and ending December 31, 2024, and the resulting Milestone Payment, if any, for such Net Revenue Measurement Period (the “Net Revenue Statement” and, collectively with each Adjusted EBITDA Statement and the Illuccix Statement, the “Measurement Statements” and each, a “Measurement Statement”).

(d)          During the Dispute Period (as defined below), the Indemnity Participant (or its designee) shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Buyer, the Company and their accountants the Measurement Statements and shall be provided copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Company, the Buyer and its accountants so as to allow the Indemnity Participant (or its designee) and its accountants to verify the accuracy of the Measurement Statement (subject to the execution of customary work paper access letters if requested). Each party will bear its own costs and expenses in connection with such discussions.

(e)          Each Measurement Statement, as proposed by the Buyer shall be final and binding on all parties to this Agreement and on all Company Participants, unless the Indemnity Participant timely delivers to the Buyer a Milestone Dispute Notice in accordance with this Section 1.7(e). In the event that the Indemnity Participant disputes the determination made by the Buyer in any Measurement Statement during the applicable period as set forth in such Measurement Statement, the Indemnity Participant shall notify the Buyer in writing (the “Milestone Dispute Notice”) of the amount, nature and basis of such dispute, within [**] after delivery of the applicable Measurement Statement (such period, the “Dispute Period”). Any such Milestone Dispute Notice shall specify those items or amounts as to which the Indemnity Participant disagrees, and the Indemnity Participant shall be deemed to have agreed with all other items and amounts contained in the applicable Measurement Statement. In the event of such a dispute, the Buyer and the Indemnity Participant shall first negotiate in good faith to reach agreement on the disputed items and whether a Milestone Payment is owed for the applicable Measurement Period. If the Buyer and the Indemnity Participant reach a final resolution on the applicable Measurement Statement within [**] after the Buyer’s receipt of the applicable Milestone Dispute Notice (or within any additional period as mutually agreed to between the Buyer and the Indemnity Participant), then the Measurement Statement agreed upon by the Buyer and the Indemnity Participant shall be final and binding on all parties to this Agreement and on all Company Participants. If the Buyer and the Indemnity Participant are unable to resolve the dispute within [**] after the Buyer’s receipt of the applicable Milestone Dispute Notice, then any remaining items in dispute shall be submitted to the Neutral Accountant. All determinations and calculations by the Neutral Accountant pursuant to this Section 1.7(e) shall consider only those items that are set forth in the applicable Milestone Dispute Notice and remain in dispute, shall be a value (with respect to the measurement determining achievement of the applicable Milestone) that is not less than the Buyer’s calculation set forth in the applicable Measurement Statement nor more than the Indemnity Participant’s calculation set forth in the Milestone Dispute Notice, shall be in writing and shall be delivered to the Buyer and the Indemnity Participant as promptly as practicable. The Neutral Accountant shall have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records related thereto of the Company, the Buyer and its accountants (subject to the execution of customary work paper access letters if requested) so as to allow the Neutral Accountant to verify the accuracy of the Measurement Statement. Absent fraud or manifest error, the Measurement Statement for the applicable Measurement Period as finally determined by the Neutral Accountant shall be final and binding on all parties to this Agreement and on all Company Participants. The date on which the Measurement Statement for any applicable Measurement Period is finally determined pursuant to the procedures set forth in this Section 1.7(e) shall be the “Determination Date.” In rendering any decision hereunder, the Neutral Accountant shall act as an expert and not as arbitrator, and the Neutral Accountant’s authority is limited to resolving disputed issues of fact (and not law). The procedures set forth in this Section 1.7(e) concerning any decision of the Neutral Accountant shall be governed by the law of expert determination and appraisal rather than the law of arbitration. A judgment on the determination made by the Neutral Accountant pursuant to this Section 1.7(e) may be entered in and enforced by any court having jurisdiction thereover. The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to this Section 1.7(e) shall be borne by the Indemnity Participant, on the one hand, and the Buyer, on the other hand, in proportion to the amounts by which the proposals of the Buyer and the Indemnity Participant (with respect to the measurement determining achievement of the applicable Milestone) differed from the Neutral Accountant’s final determination. The parties agree that the procedures set forth in this Section 1.7 shall be the sole and exclusive method for resolving any disputes with respect to the determination of achievement of the Milestones and payment of the applicable the Milestone Payment; provided, that this provision shall not prohibit the Buyer or the Indemnity Participant from instituting litigation to enforce the determination of the Neutral Accountant and shall not limit any remedy of any party under Article VIII.

(f)          In the event that any Milestone Payment is not paid when due and payable in accordance with Section 1.7(b), interest shall accrue on each such unpaid Milestone Payment from and after such date at a rate equal to [**] percent ([**]%) per annum to be made through the date such Milestone Payment was actually received.

(g)          Notwithstanding anything to the contrary contained herein and subject only to the express requirements of Sections 1.7(h), 1.7(i), 1.7(j) and 1.7(k), the Indemnity Participant and, by such Person’s execution of this Agreement, the Transaction Support Agreement or a Pay-Off Letter with respect to the Credit Facility, approval of the transactions contemplated by this Agreement and adoption of this Agreement and/or acceptance of any consideration pursuant to this Agreement, each Company Participant hereby acknowledges and agrees that (i) the Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall have absolutely no obligation or duty, under contract, Law or otherwise (including with respect to this Section 1.7), to the Indemnity Participant or any Company Participant, to operate the business of the Buyer or any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries) after the Closing in any manner other than as the Buyer (acting in its sole discretion) may determine, (ii) the Buyer shall have absolute sole discretion with respect to all matters related to the Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries) and the operation of the businesses thereof, and (iii) the Buyer or an Affiliate of Buyer may offer products or services that compete, directly or indirectly, with the products or services of the Company and may make decisions with respect to such products and services that may adversely affect the Company’s products (including Illuccix), services, sales, revenues (including SPECT Net Revenue), expenses, or other financial performance measures (including Adjusted EBITDA). The Buyer, the Indemnity Participant and the Company Participants intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Entity or Law or otherwise. Each of the Indemnity Participant and the Company Participants hereby covenants and agrees that such Person shall not commence or aid in any way any proceeding, in any forum, whether as a matter of Law, contract or otherwise, against the Buyer or any of the Buyer’s Affiliates (including, after the Closing, the Company and its Subsidiaries) with respect to any matter described in the previous sentence and the Indemnity Participant and each Company Participant acknowledges and agrees that the provisions of this Section 1.7(g) are intended to function as an absolute bar to any such proceeding; provided that, for the avoidance of doubt, the foregoing shall not prevent the Indemnity Participant from taking actions expressly contemplated by Section 1.7(e) or any actions to enforce the Indemnity Participant’s rights under Section 1.7(h), Section 1.7(i), and Section 1.7(j). The Indemnity Participant and each Company Participant acknowledges that neither the Buyer nor any other Person is making, will make or has made any promise, projection or representation or warranty as to the amount or likelihood of any payments pursuant to this Section 1.7 being achieved or made and that such Person has not relied on any such promise, projection or representation or warranty, and the Indemnity Participant and each Company Participant understands that it may not receive any payments pursuant to this Section 1.7. Neither the Buyer nor any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) owes any fiduciary duty to the Indemnity Participant or any Company Participant, and the Indemnity Participant and each Company Participant hereby expressly waives any fiduciary duty of the Buyer or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to such Person.

(h)          The Buyer, its Subsidiaries and its Affiliates (including the Company and its Subsidiaries after the Closing) shall, and shall cause the Company and its Subsidiaries to, take the following actions during the applicable Milestone Period:

(i)           maintain the separate corporate existence and operations (other than general and administrative functions) of the Company and its Subsidiaries and refrain from divesting or discontinuing any material operations (other than general and administrative functions) of the Company or its Subsidiaries or combining such operations of the Company or its Subsidiaries with any other current or future business operations of the Buyer or its other Subsidiaries; and

(ii)          not impose any charge on the Company or any of its Subsidiaries for purposes of any Measurement Statement, except in accordance with the Accounting Principles; provided that the foregoing shall not apply to the cost of any Buyer employee reassigned to support the business of the Company;

(i)           The Buyer, its Subsidiaries and its Affiliates (including the Company and its Subsidiaries after the Closing) shall not, and shall cause the Company to not take the following actions during any Milestone Period:

(i)           provide the same or substantially similar services or products through another member or any other business of the Buyer in the same or a substantially similar manner as the Company at or prior to the Closing Date or divert any opportunities of the Company or any of its Subsidiaries to another member or any other business of the Buyer; provided that the foregoing shall not prohibit the Buyer from (A) changing the product mix of the Company’s customers, including switching customers to the Buyer’s products or (B) selling the Buyer’s products through other distributors or channel partners;

(ii)          take any action with respect items reflected in the accounting books and records of the Company used in the determination of the Measurement Statement that is inconsistent with the Accounting Principles (it being understood and agreed that the foregoing shall not restrict the accounting practices of the Buyer for any other purpose so long as the Measurement Statement is prepared in accordance with the Accounting Principles); or

(iii)         change the Company’s fiscal year.

(j)           Following the Closing and prior to the expiration of the final Measurement Period, the Buyer, its Subsidiaries and its Affiliates (including the Company and its Subsidiaries after the Closing) shall not take or cause the Company to take any action with the intention of avoiding, frustrating or hindering the achievement of any Milestone Payment.

(k)          In the event the Buyer or the Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its or their properties and assets to any other Person other than the Buyer or its other Subsidiaries, then, and in each case, proper provision shall be made so that the successors or assigns of the Buyer, the Company or any of its or their successors or assigns shall succeed to the obligations set forth in this Section 1.7.

(l)          For the avoidance of doubt, the Indemnity Participant’s contingent rights to receive the Milestone Payments (or any portion thereof) (i) is solely a contractual right and is not a security for the purposes of any federal or state securities Law; (ii) will not be represented by any form of certificate or instrument; (iii) does not give any party hereto the right to any dividend rights, voting rights, liquidation rights, preemptive rights or other rights; (iv) are not redeemable; and (v) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (a “Transfer”) (and any Transfer in violation hereof shall be null and void), other than in accordance with Section 11.5.

1.8          Withholding Rights. The Buyer, the Company and the Escrow Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, including payments made under the Escrow Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from the Seller, the Indemnity Participant and any other recipients of payments hereunder; provided that, other than for withholding with respect to amounts that are treated as compensatory for applicable Tax purposes, the Buyer and the Company shall provide the Indemnity Participant with at least [**] advance written notice of any such deduction or withholding and shall cooperate with the Indemnity Participant in reducing or otherwise eliminating any such deduction or withholding. In the event that any amount is so deducted and withheld, and properly remitted to the applicable Governmental Entity, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

1.9          Further Assurances. At any time and from time to time after the Closing, at any party’s request and without further consideration, the other parties shall promptly execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation, and take all such other action as such party may reasonably request to evidence and effectuate the transactions contemplated by this Agreement, including to effectively transfer, convey and assign to the Buyer, and to confirm the Buyer’s title to, all of the Shares, to put the Buyer in actual possession and operating control of the assets, properties and business of the Company and its Subsidiaries, including any assets, properties or rights of the Seller used by or related to the business of the Company, to assist the Buyer in exercising all rights with respect thereto and to carry out the purpose and intent of this Agreement, and to ensure that all payments to be made by the Buyer pursuant to this Agreement have been properly received.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

2.1          Organization, Standing and Corporate Power.

(a)          The Seller is a company duly incorporated with limited liability, validly existing and in good standing under the Laws of the Commonwealth of The Bahamas. The Seller is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of the Seller’s businesses requires such qualification. The Seller has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Unless amended with the Buyer’s prior written consent, Seller has made available to the Buyer complete and accurate copies of its Organizational Documents. The Seller is not in default under or in violation of any provision of its Organizational Documents and the Organizational Documents of the Seller are in full force and effect.

(b)          Except as set forth on Section 2.1(b) of the Disclosure Schedule, the Seller (i) has not conducted any business or operations; (ii) has not been a party to any Contract; (iii) does not own any assets; and (iv) does not have any employees.

2.2          Authority; No Conflict; Required Filings and Consents.

(a)          The Seller has all requisite power and authority (corporate and other) to execute and deliver this Agreement and the other agreements contemplated hereby and to perform the Seller’s obligations hereunder and thereunder. The execution and delivery by the Seller of this Agreement and the other agreements, instruments and documents contemplated hereby and the performance by the Seller of this Agreement and the other agreements, instruments and documents contemplated hereby and, subject to receipt of the Seller Shareholders’ Approval, the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Seller. This Agreement and all other agreements, instruments and documents contemplated hereby have been or will be as of the Closing Date duly and validly executed and delivered by the Seller and constitutes or will constitute a valid and binding obligation of the Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)          Neither the execution and delivery by the Seller of this Agreement or any other agreement contemplated hereby, nor the performance by the Seller of its obligations hereunder or thereunder, nor, the consummation by the Seller of the transactions contemplated hereby or thereby, will (i) subject to receipt of the Seller Shareholders’ Approval, conflict with or violate any provision of the Organizational Documents of the Seller, each as amended or restated to date, (ii) assuming the consents and approvals listed on Section 2.2(c) of the Disclosure Schedule have been obtained, require on the part of the Seller any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness to which the Seller is a party or by which the Seller is bound or to which any of the assets of the Seller are subject, (iv) result in the imposition of any Lien upon any assets of the Seller or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller or any of its respective properties or assets, except in the case of the foregoing clauses (ii), (iii), (iv) or (v), as would not have a Seller Material Adverse Effect.

(c)          Except for the consents, approvals and other authorizations applicable to the transactions contemplated by this Agreement from Healthcare Regulatory Authorities set forth on Section 2.2(c) of the Disclosure Schedule, no consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated by this Agreement, except those that the failure to obtain would not have a Seller Material Adverse Effect.

2.3          Ownership of Stock. The Seller holds beneficially and of record all of the Shares, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting or transfer of the Shares. Upon consummation of the purchase contemplated hereby, the Buyer will acquire from the Seller good, valid and marketable title to all Shares, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws).

2.4          Litigation. There is no Legal Proceeding that is pending or has been threatened in writing against the Seller that questions the validity of this Agreement or any action taken or to be taken by the Seller in connection herewith, or that would have a Seller Material Adverse Effect.

2.5          Brokers. The Seller has no Liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.6          No Other Representations. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER MATERIALS MADE AVAILABLE TO THE BUYER OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE II, ARTICLE III, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT, NONE OF THE SELLER NOR ANY OTHER PERSON MAKES, AND EACH OF THE SELLER OR ANY OTHER PERSON EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION AND VALUE OR QUALITY OF THE SHARES OR THE COMPANY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II, ARTICLE III, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT, BUYER ACKNOWLEDGES THAT NONE OF THE SELLER NOR ANY OTHER PERSON ON BEHALF OF THE SELLER OR ON BEHALF OF ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE SELLER OR THE COMPANY OR WITH RESPECT TO ANY OTHER INFORMATION PROVIDED (INCLUDING THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS), IF ANY, TO THE BUYER, ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE BUYER, ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES AND EACH OF ITS AND THEIR RESPECTIVE REPRESENTATIVES, ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES FROM THE SELLER OR ANY OTHER PERSON EXCEPT FOR THOSE EXPRESSLY MADE IN THIS ARTICLE II, ARTICLE III, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT AND THAT ONLY THOSE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE II, ARTICLE III, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT SHALL HAVE ANY LEGAL EFFECT. NOTWITHSTANDING THE FOREGOING OR ANYTHING HEREIN TO THE CONTRARY, NOTHING HEREIN SHALL RESTRICT OR OTHERWISE LIMIT THE PARTIES’ RIGHTS OR REMEDIES IN THE EVENT OF FRAUD.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1          Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified or licensed to conduct business and is in good standing (if applicable) under the Laws of each jurisdiction listed in Section 3.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Other than to the extent amended in accordance with Section 5.1, the Company has made available to the Buyer complete and accurate copies of its Organizational Documents. The Company is not in default under or in violation of any provision of its Organizational Documents and the Organizational Documents of the Company are in full force and effect.

3.2          Capitalization.

(a)          The authorized capital stock of the Company consists of 5,800 shares of Company Stock. As of the date of this Agreement, there are (i) 2,000 shares of Company Common Stock outstanding and (ii) no shares of Company Stock held in treasury.

(b)          Section 3.2(b) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder. No Company Stock constitutes restricted stock or is otherwise subject to a repurchase or redemption right. All of the issued and outstanding shares of capital stock of the Company have been and on the Closing Date will be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

(c)          Section 3.2(c) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all holders of outstanding Company Warrants, indicating with respect to each Company Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has provided to the Buyer complete and accurate copies of all agreements evidencing Company Warrants. All of the shares of capital stock of the Company subject to Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

(d)          Except as set forth in Section 3.2(b) or Section 3.2(c) of the Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, equity awards, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness or assets of the Company, (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof and (v) there are no bonds, debentures, notes or other indebtedness having the right to vote (or which are exercisable or exchangeable for or convertible or redeemable into securities having the right to vote) on any matter on which stockholders of the Company may vote. The Company does not have any outstanding equity compensation or equity-based compensation. Neither the Company nor its Subsidiaries has any Indebtedness having the right to vote (or which is exercisable or exchangeable for or convertible or redeemable into securities having the right to vote) on any matter on which securityholders of the Company or its Subsidiaries may vote.

(e)          There is no Contract between the Company and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the applicable securities Laws of any jurisdiction, or voting, of the capital stock of the Company.

3.3          Subsidiaries.

(a)          As of the date hereof, [**] is the only Subsidiary of the Company. Section 3.3(a) of the Disclosure Schedule sets forth: (i) the number and type of outstanding equity securities of [**] and a list of the holders thereof; (ii) the names of the officers and directors of [**]; and (iii) the jurisdictions in which [**] is qualified or holds licenses to do business as a foreign corporation or other entity. Each Subsidiary of the Company is duly organized, validly existing (or comparable) and in good standing under the Laws the state of its incorporation. Each Subsidiary of the Company is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that, would not have a Company Material Adverse Effect. Each Subsidiary of the Company has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Other than as amended in accordance with Section 5.1, Company has made available to the Buyer complete and accurate copies of the Organizational Documents of [**], which is not in default under or in violation of any provisions of such Organizational Documents. The Organizational Documents of the Company’s Subsidiaries are in full force and effect. All of the issued and outstanding shares of capital stock of the Company’s Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of the Company’s Subsidiaries that are held of record or owned beneficially by either the Company or its Subsidiaries are held or owned free and clear of any restrictions on transfer (other than restrictions under applicable securities Laws), claims, Liens (other than restrictions under applicable securities Laws) and Liens in favor of Perceptive pursuant to the terms of the Credit Facility that will be released at the Closing, options, warrants, rights, Contracts, calls, equities and demands. There are no outstanding or authorized options, warrants, rights or Contracts to which the Company or its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of the Company’s Subsidiaries. There are no forms of equity or equity-based compensation or similar rights with respect to the Company’s Subsidiaries. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of its Subsidiaries.

(b)          Except for [**], the Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to providing funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

3.4          Authority; No Conflict; Required Filings and Consents.

(a)          The Company has all requisite power and authority (corporate and other) to execute and deliver this Agreement and the other agreements, instruments and documents contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the other agreements, instruments and documents contemplated hereby and the performance by the Company of this Agreement, the other agreements, instruments and documents contemplated hereby and, subject to receipt of the Seller Shareholders’ Approval, the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company and the Seller. This Agreement and all other agreements, instruments and documents contemplated hereby have been or will be as of the Closing Date duly and validly executed and delivered by the Company and constitutes or will constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)          Neither the execution and delivery by the Company of this Agreement or any other agreement, instrument or document contemplated hereby, nor the performance by the Company of its obligations hereunder or thereunder, nor the consummation by the Company of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Organizational Documents of the Company, each as amended or restated to date, or the Organizational Documents of any Subsidiary of the Company, each as amended or restated to date, (ii) assuming the consents and approvals listed on Section 2.2(c) of the Disclosure Schedule have been obtained, require on the part of the Company, its Subsidiaries or the Seller any notice to or registration or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent, approval or waiver under, any Contract (provided that, for purposes of Section 7.2(b) and any Fraud claim, this reference to “Contract” shall be deemed to be replaced with “Material Contract”) to which the Company or any Subsidiary of the Company is a party or by which the Company or its Subsidiaries is bound or to which any of the assets of the Company or its Subsidiaries are subject, (iv) result in the imposition of any Lien upon any assets of the Company or its Subsidiaries or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, its Subsidiaries or the Seller or any of their respective properties or assets, except in the case of the foregoing clauses (iii), (iv) and (v) for such notices, filings, consents, approvals and waivers that, if not obtained or made, and such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations and violations that would not reasonably be expected to result in the loss of any material rights or obligations, or the creation of any material liability or obligation, on the part of the Company.

3.5          Financial Statements.

(a)          The Company has made available to the Buyer the Company Financial Statements. The Company Financial Statements (i) comply as to form with all applicable accounting requirements to the extent required by GAAP and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; provided, however, that the Company Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.

(b)          Each of the Company Financial Statements fairly presents in all material respects the financial information of the Company and its Subsidiaries reflected therein as of the date thereof and for the period referred to therein, and is consistent with the books and records of the Company and its Subsidiaries.

(c)          The Company has established and maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability for the Company’s and its Subsidiaries’ assets, (iii) access to assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and its Subsidiaries is compared with existing assets at regular intervals, (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis and (vi) all information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s financial statements.

(d)          Neither the Company nor its Subsidiaries has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company or its Subsidiaries.

3.6          Absence of Certain Changes. Since December 31, 2023, and until the date hereof, (a) there has been no Company Material Adverse Effect, (b) except as expressly required by this Agreement, the Company and its Subsidiaries have conducted their business in the Ordinary Course of Business and (c) neither the Company nor any Subsidiary has taken any of the actions set forth in clauses (a), (b), (c), (g), (h), (j), (k), (l), (m), (n), (o), (p), (q), (r), (s) (to the extent such Contract involves annual payments in excess of $[**]), (t), (v), and (w) of Section 5.1.

3.7          Undisclosed Liabilities.

(a)          Neither the Company nor its Subsidiaries has any Liabilities, except for (i) Liabilities shown on the face of the Most Recent Balance Sheet, a copy of which is attached to Section 3.7(a)(i) of the Disclosure Schedule, (ii) Liabilities that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business, (iii) Liabilities set forth on Section 3.7(a)(iii) of the Disclosure Schedule, (iv) Liabilities that are executory obligations under any Contract made available to the Buyer to which the Company or its Subsidiaries is a party or by which it is bound (other than on account of breach or default thereunder or a violation of Law) that in each case are either listed on the Company Disclosure Schedule or not by the terms of this Agreement required to be listed on the Company Disclosure Schedule, (v) Company Transaction Expenses that will be discharged or paid off at or prior to the Closing or (vi) any immaterial Liabilities.

(b)          Other than the PPP Loan, neither the Company nor its Subsidiaries applied for or accepted (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar applicable Laws enacted by Governmental Entities in any state, local, or foreign jurisdictions in response to COVID-19. The Company met the eligibility requirements for the PPP Loan both when it filed its application for such PPP Loan and when it received the proceeds of such PPP Loan. All statements and certifications made in the Company’s application for the PPP Loan were true, correct and complete both when the Company filed the application for the PPP Loan and when the proceeds of the PPP Loan were received by the Company. The Company has used all such proceeds only for purposes permitted by the Paycheck Protection Program and has complied with the Paycheck Protection Program and the terms of the PPP Loan in all respects in connection therewith. The Company has maintained all records required to be submitted in connection with the forgiveness of the PPP Loan. All statements and certifications made in the Company’s forgiveness application were true, correct and complete both when the Company filed the forgiveness application and at Closing. The PPP Loan was forgiven by the U.S. Small Business Administration and the PPP Lender, in accordance with the Paycheck Protection on December 22, 2021, and the Company has no further obligations to the PPP Lender, and the PPP Lender has no further rights or interests with respect to the Company or its assets, in connection with the PPP Loan. Neither the PPP Lender’s nor the U.S. Small Business Administration’s consent is necessary to consummate the transactions contemplated by this Agreement.

3.8          Books and Records. Since [**], the minute books and other similar records of the Company and each Subsidiary contain complete and accurate records of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors (or comparable governing body) or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.

3.9          Tax Matters.

(a)          Each of the Company and its Subsidiaries has properly filed all material Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has paid all material Taxes, whether or not shown on any Tax Return, that were due and payable.

(b)          All material amounts of Taxes that the Company or its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and its Subsidiaries has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any Company Employee, independent contractor, creditor, or other third party.

(c)          Neither the Company nor its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is or was the Company or its Subsidiaries. Except for pursuant to Contracts the primary purpose of which does not relate to Taxes, neither the Company nor its Subsidiaries (i) has any Liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, or pursuant to any contractual obligation for any Taxes of any Person other than the Company or its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d)          No examination or audit or other action of or relating to any material Tax or material Tax Return of the Company or its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of the Company, has been threatened in writing by any Governmental Entity that has not since been withdrawn or otherwise resolved. No deficiencies for material Taxes of the Company or its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing that have not since been withdrawn or otherwise resolved. Neither the Company nor its Subsidiaries has been informed in writing by any Governmental Entity in a jurisdiction in which the Company or its Subsidiaries does not file a Tax Return that such Governmental Entity believes that the Company or its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction that has not since been withdrawn or otherwise resolved. Neither the Company nor its Subsidiaries has (i) waived any statute of limitations with respect to material Taxes or agreed to extend the period for assessment or collection of any material Taxes, which waiver or extension is still in effect, or (ii) requested any extension of time within which to file any material Tax Return (other than automatic extensions of the time to file obtained in the Ordinary Course of Business), which Tax Return has not yet been filed.

(e)          Neither the Company nor its Subsidiaries will be required to include any material amount of income in, or exclude any material amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law) as a result of an accounting method change made, or use of an improper accounting method, prior to the Closing, (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) in existence as of the Closing, (iii) a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing, (iv) an installment sale or open transaction disposition made on or prior to the Closing, or (v) a prepaid amount or deferred revenue received on or prior to the Closing.

(f)          Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(g)          Neither the Company nor its Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies (i) in the [**] prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(h)          There are no Liens with respect to Taxes upon any of the assets of the Company or its Subsidiaries, other than with respect to Taxes not yet due and payable or Taxes that are being contested in good faith by appropriate proceedings and with respect to which reserves are maintained in accordance with GAAP.

(i)           Neither the Company nor its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(j)           Neither the Company nor its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law.

(k)          The provisions of this Section 3.9 and, to the extent relating to Taxes, Section 3.16 and Section 3.17 represent the sole and exclusive representations and warranties with respect to any Tax matters, and any claim for breach of a representation or warranty with respect to Tax matters shall be based on the representations and warranties made in this Section 3.9 and, to the extent relating to Taxes, Section 3.16 and Section 3.17, as applicable, and shall not be based on the representations and warranties set forth in any other provision of this Agreement. No representation or warranty is made in this Agreement with respect to (i) Taxes payable by the Company and its Subsidiaries or any Tax position that Buyer or any of its Affiliates (including the Company and its Subsidiaries) may take in any taxable period (or portion thereof) beginning after the Closing Date, other than Section 3.9(e), or (ii) the existence, amount, sufficiency, or usability of any net operating loss, capital loss, Tax credit, Tax basis, previously taxed income, or other Tax attribute in a period (or portion thereof) beginning after the Closing Date.

3.10        Assets. The Company or its applicable Subsidiary is the true and lawful owner of, and has good title to, all of the assets purported to be owned by the Company or such Subsidiary, free and clear of all Liens. The Company and each Subsidiary owns or validly leases tangible assets sufficient for the conduct of its businesses, which tangible assets are reflected in the Company Financial Statements (other than to the extent disposed of in the Ordinary Course of Business).

3.11        Owned and Leased Real Property.

(a)          Neither the Company nor its Subsidiaries owns, or since [**], has ever owned, any real property.

(b)          Section 3.11(b) of the Disclosure Schedule lists all Leases as of the date hereof. The Company has made available to the Buyer correct and complete copies of such Leases, including all amendments and modifications thereto and any guarantees thereof. Neither the Company nor its Subsidiaries uses or occupies or has a right to use or occupy any space other than pursuant to a Lease. With respect to each Lease listed in Section 3.11(b) of the Disclosure Schedule:

(i)           such Lease is legal, valid, binding, enforceable and in full force and effect against the Company or its Subsidiaries that is the party thereto, as applicable, and, to Knowledge of the Company, against each other party thereto;

(ii)          none of the Company, its Subsidiaries or, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened in writing, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party under such Lease; and no event has occurred that would give rise to a termination right under such Lease; and

(iii)         neither the Company nor its Subsidiaries has assigned, transferred, conveyed, mortgaged, subleased, licensed, granted occupancy rights with respect to, deeded in trust or encumbered any interest in such Lease or the leasehold (or subleasehold, if applicable) estate.

3.12        Intellectual Property.

(a)          Section 3.12(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance, as applicable, and names of all current applicant(s) or registered owners(s), as applicable. All assignments of material Company Registrations to the Company or its Subsidiaries have been properly executed and recorded. To the Knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company or applicable Subsidiary, and there are no Liens on any of the Company Registrations.

(b)          There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the Knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. The Company and its Subsidiaries have (and to Company’s Knowledge any other Person responsible for patent matters has) complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or its Subsidiaries and have made no material misrepresentation in such applications. The Company has no Knowledge of any information that would preclude the Company or its Subsidiaries from having clear title to the Company Registrations or affecting the patentability, validity or enforceability of any Company Registrations. To the Company’s Knowledge, there has been no public disclosure of any Company Intellectual Property that is or is intended to be protected via Patent Rights or that constitute a trade secret, including in trade publications or at trade shows, prior to filing of any Company Registrations with respect thereto.

(c)          To the Company’s Knowledge, each item of Company Intellectual Property will be owned or available for use by the Buyer or a Subsidiary of the Buyer following the Closing on the same terms and conditions as it was immediately prior to the Closing. The Company or its Subsidiaries is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens. The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Company Offerings in the manner so done currently and contemplated to be done in the future by the Company and its Subsidiaries, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be done in the future by the Company and its Subsidiaries and (iii) otherwise to conduct the business of the Company and its Subsidiaries in the manner currently conducted by the Company and its Subsidiaries. A true and complete list of all Company Offerings is set forth in Section 3.12(c) of the Disclosure Schedule.

(d)          The Company or the appropriate Subsidiary, as applicable, has taken all necessary measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company and its Subsidiaries has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. Since [**], no complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. To the Knowledge of the Company, since [**], there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or its Subsidiaries, or (ii) breach of the Company’s or its Subsidiaries’ security procedures wherein confidential information has been disclosed to a third Person. The Company and its Subsidiaries has actively policed the quality of all goods and services sold, distributed or marketed under each of its Trademarks and has enforced adequate quality control measures to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned. The Company has access to all user names and passwords for the material social media accounts used by the Company and each of its Subsidiaries. No content posted to any social media account of the Company or its Subsidiaries violates any rights of a third party, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)          The Exploitation of the Company Offerings and the conduct of the Company’s business, does not infringe, misappropriate, constitute an unauthorized use of, or otherwise violate the Intellectual Property rights of any third party in any material respect. No written claim has been made to Company, nor has Company received any other written notice alleging, that the Exploitation of the Company Offerings or conduct of Company’s business does (or upon commercialization of any Company Offering would) infringe upon, misappropriate, constitutes an unauthorized use of or otherwise violate the Intellectual Property of any third party. The Company has not received any written notice or communication from any third party recommending, suggesting or otherwise alleging that the Exploitation of any Company Offering would require a license under any Intellectual Property of such third party. No Intellectual Property of a third party is required to Exploit any Company Offering other than the Company Licensed Intellectual Property.

(f)          To the Knowledge of the Company, no Person (including any Company Employee or current or former consultant of the Company or its Subsidiaries) is infringing, violating or misappropriating any of the Company Intellectual Property. The Company has made available to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(g)          Section 3.12(g) of the Disclosure Schedule identifies each Contract pursuant to which the Company or its Subsidiaries has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property, other than Contracts (i) nonexclusively licensing Company Intellectual Property to a vendor, supplier, contractor or subcontractor of the Company for purposes of providing products or services to the Company or (ii) with respect to which a license or other right or access to Company Intellectual Property is merely incidental to the purpose of the Contract. Except as described in Section 3.12(g) of the Disclosure Schedule, neither the Company nor its Subsidiaries has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Company Offerings or any third party Intellectual Property rights. Neither the Company nor its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h)          Section 3.12(h) of the Disclosure Schedule identifies (i) each item of material Company Licensed Intellectual Property and the Contract pursuant to which the Company or its Subsidiaries has been granted rights to Exploit such Company Licensed Intellectual Property (excluding currently-available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company or its Subsidiaries pursuant to “shrink wrap” licenses for which the total fees associated are less than $[**] per year) and (ii) each Contract, assignment or other instrument pursuant to which the Company or its Subsidiaries has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property. Except pursuant to an In-License Agreement and as described in Section 3.12(h) of the Disclosure Schedule, no proprietary third party inventions, methods, services, materials, processes or Software are included in or required to Exploit the Company Offerings or Internal Systems. The Company is in compliance with all material terms of each In-License Agreement and to the Company’s Knowledge, no event or circumstance has given or would give rise to a right of termination under each In-License Agreement.

(i)           Each Company Employee and each current or former independent contractor of the Company or its Subsidiaries has executed a valid, binding and enforceable written Contract expressly assigning to the Company or such Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, authored, conceived and/or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, has waived all moral rights therein to the extent legally permissible, and has no residual claims to such materials. To the Company’s Knowledge, no former Company Employee or independent contractor is using any Company Intellectual Property. To the Company’s Knowledge, no Company Employee or independent contractor has disclosed any trade secrets of the Company or its Subsidiaries to any third party except pursuant to a non-disclosure agreement between Company and such third party that protects the confidentiality and use thereof.

(j)           The Company Offerings provided to any third party conform to the written Documentation and specifications therefor. The Company and its Subsidiaries have not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Company Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party, except for such claims, terminations or requests that have been resolved in all material respects.

(k)          The Company and its Subsidiaries have not received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Company Offerings, the Internal Systems or any facilities or equipment used in connection therewith. No university or Governmental Entity has sponsored any research or development conducted by the Company or its Subsidiaries, or has any claim of right or ownership of or Lien on any (i) Company Owned Intellectual Property or (ii) Company Licensed Intellectual Property that (A) is, or is purported to be, exclusively licensed to Company or its Subsidiaries or (B) used in any Company Offerings.

(l)          Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any Contract governing any Company Intellectual Property, (ii) a impairment of the rights of the Company or its Subsidiaries in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Intellectual Property, (iv) the Company, its Subsidiaries, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any Contract governing any Company Intellectual Property or (v) the Buyer or any of the Buyer’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.

3.13        Material Contracts.

(a)          Section 3.13(a) of the Disclosure Schedule lists the Material Contracts (other than Company Plans that are not Contracts with individuals) to which the Company or its Subsidiaries is a party as of the date hereof. For purposes of this Agreement, “Material Contract” shall mean any Contract required to be listed in Section 3.11(b), Section 3.12(g) or Section 3.12(h) of the Company Disclosure Schedule and the following:

(i)           any Contract (or group of related Contracts) for the lease of personal property from or to third parties involving annual payments in excess of $[**];

(ii)          any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than [**], (B) which involves more than the sum of $[**] or (C) in which the Company or its Subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any services, products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii)         any Contract with a group purchasing organization;

(iv)         any Contract providing for any royalty, milestone or similar payments by the Company or its Subsidiaries;

(v)          any Contract concerning the establishment or operation of a partnership, joint venture, strategic alliance or limited liability company or that involves any sharing of revenues, profits, costs, liabilities or losses with one or more Persons;

(vi)         any Contract (or group of related Contracts) under which the Company or its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (excluding unpaid Taxes and Contracts for the purchase or sale of products or for the furnishing or receipt of services in the Ordinary Course of Business) or under which it has imposed (or may impose) a Lien on any of its assets, tangible or intangible;

(vii)        any Contract for the disposition of any significant portion of the assets or business of the Company or its Subsidiaries (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other Person (other than purchases of supplies, components or other goods or services in the Ordinary Course of Business);

(viii)       any (A) employment Contract (excluding employment Contracts for at-will employment that do not provide for (x) severance or more than [**] advance notice of termination or (y) for any change of control, transaction, retention or other special remuneration) that provides for base salary and target bonus, that when taken together, could exceed $[**], and (B) individual independent contractor or consulting Contract that involves or could involve payments in excess of $[**] within any twelve (12) month period;

(ix)         any Contract, plan, policy or program providing for severance, termination compensation, or retention, change in control payments or transaction-based bonuses;

(x)          any settlement Contract or settlement-related Contract (including any Contract in connection with which any employment-related claim is settled) entered within the [**] or under which either side has any remaining obligations;

(xi)         any contract with a professional employer organization or other similar service provider;

(xii)        any Contract to which the Company or its Subsidiary is a party with (A) Perceptive or any Affiliated Fund, the Seller or any of their respective Affiliates or (B) any Affiliate of the Company or any current or former officer, director or stockholder of the Company or any Affiliate thereof;

(xiii)       any Contract which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in Contracts for the purchase, sale or license of products or services entered into in the Ordinary Course of Business);

(xiv)       any Contract purporting to limit the freedom of the Company (or that would limit the freedom of the Buyer or its Subsidiaries after the Closing) to engage in any business with any Person or in any geographic area, to compete with any Person or to solicit any Person or that could otherwise reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or any of its Subsidiaries as currently conducted;

(xv)        any Contract with any Governmental Entity for the provision of goods or services to a Governmental Entity or any subcontract with a prime contractor or higher-tier subcontractor in furtherance of such a Contract (each a “Government Contract”);

(xvi)       any Contract (A) pursuant to which Company has granted to any other Person any rights, title or interests in, to or under any Intellectual Property, other than Contracts (i) nonexclusively licensing Company Intellectual Property to a vendor, supplier, contractor or subcontractor of the Company for purposes of providing products or services to the Company in the Ordinary Course of Business or (ii) with respect to which a license or other right or access to Company Intellectual Property is merely incidental to the purpose of the Contract; (B) pursuant to which another Person has granted to Company any rights, title or interests in, to or under any Intellectual Property (except for “shrink-wrap” or “click-through” licenses that are commercially available), or (C) that would entitle any third party to receive a license or any other right to Intellectual Property of the Buyer or any of the Buyer’s Affiliates (excluding the Company and its Subsidiaries) following the Closing;

(xvii)      any Contract that, following the Closing, would bind or purport to bind the Buyer or any of its Affiliates (excluding the Company and the Subsidiaries);

(xviii)     any Contract with a Material Customer;

(xix)        any Contract with a Material Supplier; and

(xx)         any other Contract (or group of related Contracts) (other than any engagements with outside counsel) not otherwise disclosed pursuant to this Section 3.13 either involving more than $[**] during the last full fiscal year or not entered into in the Ordinary Course of Business.

(b)          As of the date hereof, the Company has made available to the Buyer a complete and accurate copy of each Material Contract (as amended). With respect to each Material Contract, other than with respect to a Material Contract that has expired or been terminated (other than due to a breach by the Company) by its terms: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect against the Company or its Subsidiaries that is a party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto, as applicable, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity; (ii) the Material Contract is legal, valid, binding and enforceable and in full force and effect against the Company or its Subsidiaries that is party thereto, as applicable, and to the Company’s Knowledge, against each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity; and (iii) neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any such Material Contract, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company, its Subsidiaries or, to the Knowledge of the Company, any other party under such Material Contract. As of the date hereof, neither the Company nor its Subsidiaries has received written, or, to the Knowledge of the Company, oral notice of termination or intent to terminate any Material Contract.

3.14        Litigation; Orders. There is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or any current or former officer, director, employee, consultant, agent or stockholder of the Company or its Subsidiaries in its, his or her capacity as such, or seeking to prevent or delay the transactions contemplated hereby, and no notice of any material Legal Proceeding involving or relating to the Company or any of its Subsidiaries, whether pending or threatened, has been received by the Company or any of its Subsidiaries. There are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Company or its Subsidiaries. There is no material Legal Proceeding by the Company or its Subsidiaries pending, or which the Company or its Subsidiaries has commenced preparations to initiate, against any other Person.

3.15        Environmental Matters.

(a)          The Company and its Subsidiaries are, and since [**], have been, in compliance in all material respects with all applicable Environmental Laws. There is no pending or, to the Knowledge of the Company, threatened material Legal Proceeding relating to any Environmental Law involving the Company or its Subsidiaries.

(b)          Neither the Company nor its Subsidiaries has any material Liabilities arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c)          Neither the Company nor its Subsidiaries is a party to or bound by any court order, administrative order, consent order or other agreement between the Company or its Subsidiaries and any Governmental Entity entered into in connection with any material Liability arising under any Environmental Law.

(d)          The Company has no Knowledge of any material environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or its Subsidiaries. Since [**], neither the Company nor any of its Subsidiaries has assumed or provided indemnity against any liability of any other Person under or relating to any Environmental Laws.

(e)          No active or abandoned underground storage tanks, sumps, landfills, surface impoundments, or other units for the treatment, storage, or disposal of Materials of Environmental Concern are present, or to the Company’s Knowledge have been present, at any real property now or, to the Company’s Knowledge, formerly owned, leased or operated by the Company or its Subsidiaries.

3.16        Labor and Employment.

(a)          Section 3.16(a)(i) of the Disclosure Schedule contains a list of all current Company Employees (by employee identification number), along with the employer, position, date of hire, annual rate of compensation (or, where applicable, the hourly or per diem rate of compensation, or, if by commissions, a description of or cross-reference to the applicable terms), estimated or target annual incentive compensation of each such person, employment status of each such person (including whether the person is on leave of absence and the dates of such leave), part-time or full-time status, status as exempt or non-exempt from overtime, assigned work location, and remote work location. Section 3.16(a)(ii) of the Disclosure Schedule sets forth (1) all bonuses earned by any Company Employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and (2) the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of the Most Recent Balance Sheet Date. Each such Company Employee is retained at-will and no Company Employee is a party to an employment agreement or contract with the Company or any Subsidiary. Except as set forth on Section 3.16(a)(iii) of the Disclosure Schedule, each Company Employee has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition (where permitted by applicable Law), non-solicitation and assignment of inventions agreement (other than deviations that are not material), a copy of which form the Company has made available to the Buyer.

(b)          As of the date hereof, no Key Employee, Company Employee with a base salary in excess of $[**] or radiopharmacist has provided written notice of any plans to terminate employment with the Company or its Subsidiaries.

(c)          Since [**], neither the Company nor its Subsidiaries have breached or violated in any material respect any (i) applicable Law regarding employment or employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), overtime (including the proper determination of regular rate of pay), meal and rest periods, equal pay or pay equity, workers’ compensation, family and medical or other employee leave, the Immigration Reform and Control Act, labor relations, disability rights or benefits, privacy, unlawful harassment, retaliation, whistleblowing, wrongful discharge, equal opportunity/affirmative action, plant closures or mass layoffs, unemployment insurance, and occupational safety and health requirements or (ii) order, ruling, decree, judgment or arbitration award of any court or other Governmental Entity with respect to any Company Employee or other current or former individual service provider. Since [**], neither the Company nor its Subsidiaries has been a party to a conciliation agreement, consent decree or other Contract or order with any Governmental Entity with respect to employment practices.

(d)          Neither the Company nor its Subsidiaries has been or is a party to or bound by any collective bargaining agreement. Neither the Company nor its Subsidiaries has, since [**], experienced any actual or, to the Company’s Knowledge, threatened labor strikes, material labor grievances, unfair labor practice charges, or material labor disputes. To the Company’s Knowledge, since [**], there have been no union organizing efforts, or filings of petition for certification before any Governmental Entity, with respect to any Company Employees.

(e)          Section 3.16(e) of the Disclosure Schedule contains a list of all individual consultants and individual independent contractors currently engaged by either the Company or any Subsidiary (including any engaged through an entity in which the consultant or contractor is a substantial owner), along with the position, date of retention, expected end date, category of services provided, whether engaged directly or through a third party, and rate of remuneration for each such Person. All Persons treated as independent contractors rather than as employees have been properly so treated since [**], except as would not result in material Liability. Except as disclosed in Section 3.16(e) of the Disclosure Schedule, each such consultant or independent contractor is a party to a written agreement or Contract directly with the Company or the applicable Subsidiary or is engaged through written agreements between the Company or applicable Subsidiary and staffing agencies that treat such consultant or independent contractor as employees of the agency. Each such consultant and independent contractor has entered into the Company’s or such Subsidiary’s form of confidentiality, non-competition (where permitted by applicable law), non-solicitation and assignment of inventions agreement with the Company or such Subsidiary, a copy of which form has previously been made available to the Buyer. Neither the Company nor any Subsidiary currently has any temporary or leased employees.

(f)         The Company has made available to the Buyer a true, correct and complete list of all current Company Employees working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire. To the Knowledge of the Company, all other Company Employees employed in the United States are citizens or permanent residents. Neither the Company nor any Subsidiary employs or engages or has ever employed or engaged any individual outside the United States.

(g)        Except as would not reasonably be expected to result in material Liability, the Company or applicable Subsidiary has timely withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from current and former Company Employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(h)        As of the date hereof, no material Legal Proceedings are open and pending or, to the Company’s Knowledge, threatened (or since [**] have been settled or otherwise closed) against the Company or its Subsidiaries with respect to the employment of, termination of employment of, or failure to employ, any individual, including any brought with or by the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs or other Governmental Entity regulating the employment or compensation of individuals. Since [**], neither the Company nor its Subsidiaries has received any requests for, or conducted, an internal investigation of any officer or executive of the Company or any Subsidiary with respect to any claims relating to discrimination or unlawful harassment. Since [**], neither the Company nor any Subsidiary is a party to any settlement agreement with a Company Employee or contractor resolving allegations of sexual or other unlawful harassment, or sexual misconduct by any current or former officer or executive of the Company or its Subsidiaries. Since [**], the Company and its Subsidiaries have reasonably investigated all employment discrimination, sexual or other unlawful harassment, and retaliation allegations of, or against, any Company Employee. With respect to each such allegation with potential merit, the applicable employer has taken corrective action reasonably calculated to prevent further discrimination and harassment or retaliation, and neither the Company nor its Subsidiaries reasonably expects to incur any material Liability with respect to any such allegation.

(i)         Neither the Company nor its Subsidiaries has conducted a “plant closing” or “mass layoff” as such terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local Law (collectively, the “WARN Act”) in violation of the WARN Act.

(j)         Neither the Company nor its Subsidiaries has any material Liability with respect to (i) misclassification of any person as an independent contractors or (ii) misclassification of Company Employees classified as exempt from overtime pay and minimum wages.

(k)        To the Company’s Knowledge, no current Company Employee is in material violation of any term of any non-competition agreement or other restrictive covenant agreement relating to the right of any such Company Employee to be employed by the Company or its Subsidiaries or to the use of trade secrets or proprietary information of others.

3.17        Employee Benefit Plans.

(a)         Section 3.17(a) of the Disclosure Schedule contains a complete and accurate list of each material Company Plan (other than employment offer letters that are terminable at-will by the Company or its Subsidiaries with less than a [**] required notice period or severance or change of control pay or benefits or other special remuneration, in which case only the forms of such offer letters will be listed). With respect to each material Company Plan required to be set forth on Section 3.17(a) of the Disclosure Schedules, complete and accurate copies of (i) all such Company Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements and, where applicable, actuarial reports for the [**] most recent plan years for each Company Plan, and (v) any written or electronic communications from or to the Internal Revenue Service, the United States Department of Labor (“DOL”) or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been made available to the Buyer. No Company Plan is, or in the past [**] years was, sponsored by a professional service organization or similar vendor.

(b)         Each Company Plan has been administered in all material respects in accordance with its terms and each of the Company, its Subsidiaries and each ERISA Affiliate has met its obligations with respect to each Company Plan in all material respects and has timely made all required contributions thereto. Each Company Plan, and the Company, its Subsidiaries, and each ERISA Affiliate with respect to each Company Plan, is and has been in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations thereunder and other applicable Law. All filings and reports as to each Company Plan required to have been submitted to the Internal Revenue Service, to the DOL, or to other applicable Governmental Entities have been accurately prepared and timely submitted.

(c)         Since [**], there have been no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any Liability. No Company Plan is or in the past [**] years, has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity nor has it become a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d)         The only Company Plan currently intended to be qualified under Section 401(a) of the Code is the RLS (USA) Inc. 401(k) Plan (the “Company 401(k) Plan”). The Company 401(k) Plan has received a determination, opinion, or advisory letter from the IRS to the effect that such Company Plan is qualified and the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or are based on prototype or volume submitter documents that have received such letter, no such determination, opinion, or advisory letter has been revoked and revocation has not been threatened and has not been amended since the date of its most recent determination, opinion, or advisory letter, or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or, since [**], materially increase its cost. There has been no termination or partial termination of the Company 401(k) Plan under Section 411(d) of the Code. The Company 401(k) Plan is a safe harbor plan for the current plan year.

(e)         Neither the Company, nor its Subsidiaries, has ever maintained, contributed to, or had any Liability (including for the avoidance of doubt any Liability, contingent or otherwise under joint and several liability provisions imposed under ERISA or the Code or on behalf of any ERISA Affiliate) with respect to, any (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) multiple employer plan (as described in Section 413(c) of Code or Section 210 of ERISA), (iv) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) funded welfare benefit plan within the meaning of Section 419 of the Code, nor has the Company or its Subsidiaries maintained or participated in any Employee Benefit Plan that has covered employees outside of the United States or that has been subject to the Laws of any jurisdiction other than the United States.

(f)          With respect to the Company Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements. All contributions, distributions and premium payments required to have been made under the terms of any Company Plan or in accordance with applicable Law have in all material respects been timely made. No assets of the Company and its Subsidiaries are allocated to or held in a “rabbi trust” or similar funding vehicle. No Company Plan subject to ERISA has assets that include securities issued by the Company, its Subsidiaries or any ERISA Affiliate.

(g)         All group health plans of or covering the Company, its Subsidiaries and any ERISA Affiliate comply and have complied in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“PPACA”), and any other comparable domestic or foreign Laws. No Company Plan is funded by a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9). No current or former employee, officer, director, or manager (or beneficiary of the foregoing) of the Company or its Subsidiaries is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law.

(h)         No act or omission has occurred and no condition exists with respect to any Company Plan, or any arrangement that would be a Company Plan but for the fact that it is sponsored by Seller that would subject the Buyer, the Company, its Subsidiaries, any ERISA Affiliate, or any plan participant to any material fine, penalty, Tax or Liability of any kind imposed under ERISA, the Code or any other applicable Law (other than Liabilities associated with the routine operation of the Company Plan).

(i)          To the Knowledge of the Company, all data reasonably necessary to administer each Company Plan in accordance with its terms and applicable Laws is in the possession of the Company, and such data is complete, correct and in a form that is sufficient for the proper administration of each Company Plan.

(j)          No Company Plan covering any one or more Company Employees or individual service providers to the Company or its Subsidiaries contains any provision that, in connection with the transactions contemplated by this Agreement, alone or in combination with any other event, will (i) result in an increase, or accelerate the payment or vesting, of any material compensation or benefit, except as required by Law or with respect to the termination of any Company Plan pursuant to Section 6.8, (ii) require severance, transaction bonus, incentive or retention payments, (iii) forgive any indebtedness, or (iv) promise or provide any Tax gross ups or indemnification under Sections 409A or 4999 of the Code.

(k)         Neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated herein, either alone or in combination with another event or events (including any termination of employment on or following Closing), could, individually or in the aggregate, reasonably be expected to result in any payment to any Company Employee or individual service provider to the Company or its Subsidiaries who is a “disqualified individual” under Section 280G of the Code that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(l)          There are no loans or extensions of credit from the Company or any Subsidiary to any Company Employee or any service provider to the Company or any Subsidiary. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee or on any Company Stockholder.

(m)        Each Company Plan or any arrangement that would be a Company Plan but for the fact that it is sponsored by Seller that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated and administered in all material respects in compliance with the operational and documentary requirements of Code Section 409A.

3.18       Compliance with Laws. Since [**], (a) each of the Company and its Subsidiaries has conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws, (b) neither the Company nor its Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity or other Person alleging any material noncompliance with any applicable Law, and (c) neither the Company nor its Subsidiaries has conducted any internal investigation with respect to any actual or alleged violation of any Law by any director, manager, member or other equity holder, officer or Company Employee or concerning any actual or alleged fraud.

3.19       Unlawful Payments. The Company and its Subsidiaries are and have been in compliance with all applicable anti-corruption or anti-bribery Laws in all material respects in any jurisdiction in which the Company or its Subsidiaries has conducted its business (collectively, “Anti-Bribery Laws”). Neither the Company nor its Subsidiaries has received any written communication from any Governmental Entity that alleges that the Company or its Subsidiaries, or any current or former Representatives thereof, is or may be in material violation of, or has, or may have, any material liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company or its Subsidiaries. Neither the Company nor its Subsidiaries has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. None of the Company and its Subsidiaries’ Representatives are currently an officer, agent or employee of a Governmental Entity. Neither the Company nor its Subsidiaries nor any of their respective Representatives have directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office. There is no arrangement to which the Company or its Subsidiaries is a party providing for any kickbacks or any forms of compensation that are unlawful to be paid to any Person in return for the referral or volume of business or for the arrangement for recommendation or influence of such referrals and the Company, its Subsidiaries and each officer, director, employee or agent thereof has complied in all material respects with all applicable Laws dealing with bribery, extortion, and kickbacks, and Laws governing the offering or giving of gifts and gratuities to commercial business partners.

3.20        Permits and Healthcare Regulatory Matters.

(a)         The Company holds all Permits necessary for the conduct of its business as presently conducted in all material respects, and each such Permit is in full force and effect. The Company or the applicable Subsidiary, as the case may be, is and, since [**] has been in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such material Permit has been threatened in writing and, to the Knowledge of the Company, there is no basis for believing that such Permit will not be renewable upon expiration.

(b)        The Company and its Subsidiaries and their respective directors, officers, employees, and agents (while acting in such capacity), are, and, since [**], have been, in compliance in all material respects with all applicable Laws relating to the development, manufacturing, testing, labeling, packaging, sales, distributing, importing, exporting, and any other activity involving the Company Products. Since [**], neither the Company nor its Subsidiaries has received any written notification, correspondence or any other communication from any Healthcare Regulatory Authority alleging material noncompliance by, or liability of, the Company or its Subsidiaries under any such Law and, to the Company’s Knowledge, no such allegations have been threatened.

(c)         There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries with respect to an alleged material violation of any Law administered or promulgated by a Healthcare Regulatory Authority. No officer or employee of the Company or its Subsidiaries has, since [**], been or is subject to any enforcement proceedings by a Healthcare Regulatory Authority and, to the Knowledge of the Company, no such proceedings have been threatened. Neither the Company nor its Subsidiaries has any material Liability for failure to comply with any Laws administered or promulgated by a Healthcare Regulatory Authority and there is no act, omission, event or circumstance of which the Company or its Subsidiaries have Knowledge that would reasonably be expected to give rise to or form the bases for such Liability.

(d)        All manufacturing operations conducted by or for the benefit of the Company or its Subsidiaries have been and are being conducted in compliance in all material respects with applicable Laws. Neither the Company nor its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of any Company Product. The Company and its Subsidiaries have established and maintained an agreement with each of the third-party vendors that manufacture, process, package, or supply ingredients and packaging materials for or distribute materials related to the Company Products and quality thereof. The Company and its Subsidiaries, and, to the Knowledge of the Company, their third party vendors have filed all material notices, registration applications, order forms, reports, supplemental applications and annual or other reports or documents, including adverse experience reports with the applicable Healthcare Regulatory Authority, that are required for the continued development, handling, manufacture, sale, and distribution of the Company Products and all such documents and information filed by the Company and its Subsidiaries with any Healthcare Regulatory Authority were, at the time of filing, true, complete and accurate in all material respects. No supplier or manufacturing site for any Company Product (owned by the Company and its applicable Subsidiary) has been subject to any Healthcare Regulatory Authority shutdown or import or export prohibition, nor received and not closed out any Healthcare Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from any Healthcare Regulatory Authority.

(e)         Neither the Company nor its Subsidiaries has made any untrue statement of a material fact or fraudulent statement to any Healthcare Regulatory Authority or otherwise failed to disclose a material fact required to be disclosed to any Healthcare Regulatory Authority. All applications, notifications, submissions, price reporting, product listings, information, claims, reports, and statistics and other data and conclusions derived therefrom with respect to the Company Products submitted to any Healthcare Regulatory Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the applicable Healthcare Regulatory Authority.

(f)         Without limiting the generality of the foregoing, since [**], neither the Company or its Subsidiaries, nor any of their managers, officers, or employees (i) has been assessed a civil money penalty under 42 U.S.C. § 1320a-7a, Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded, suspended, or debarred from participation in any federal health care program or state health care program (as such terms are defined under 42 C.F.R. § 1001.2, 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7(b), and 48 C.F.R. § 9.405), or been sanctioned, indicted or convicted of a crime, or pled nolo contendere, in connection with any allegation of a violation of any such federal health care program or state health care program, (iii) is party to an individual or corporate integrity agreement with the Office of Inspector General (“OIG”) of the United States Department of Health and Human Services (“HHS”) or otherwise has any continuing reporting obligations pursuant to any deferred prosecution, consent decree, settlement, integrity agreement, corrective action plan or other agreement with any Governmental Entity, (iv) has been listed on the System for Award Management published list of parties excluded from federal procurement programs and non-procurement programs, (v) has been designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury, (vi) has been assessed a fine, penalty or other sanction by any government or commercial third-party payment program in connection with a violation of a federal healthcare program or state healthcare program, (vii) has received any written notice of any alleged violation of, or any citation, suspension, revocation, or limitation for non-compliance with, any Laws administered or promulgated by a Healthcare Regulatory Authority applicable to the Company and its Subsidiaries, or (viii) is a party to any Legal Proceeding or, to the Company’s Knowledge, is subject to any investigation, by or before any Governmental Entity, concerning any of the matters described above in clauses (i) to (vii) or under the Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), 42 C.F.R. § 1001.952.

(g)         The Company and its Subsidiaries have implemented, and since [**], maintained a healthcare compliance program reasonably designed to cause the Company, its Subsidiaries and their respective officers, directors, managers, employees, agents and contractors to be in compliance with current U.S. Federal Sentencing Guidelines standards and the guidance by the HHS OIG for effective compliance programs. The Company and its Subsidiaries operate, and since [**], have operated, in compliance in all material respects with such healthcare compliance program. All employees and independent contractors of the Company and its Subsidiaries who are required to hold a Permit to provide professional services for or on behalf of the Company and its Subsidiaries (the “Licensed Personnel”) (i) are, and for the past [**] have been, properly licensed and certified and in good standing with the applicable Healthcare Regulatory Authority and (ii) are performing, and for the past [**] have performed, such services in compliance in all material respects with all applicable Laws. There is no, and since [**], there has not been any, Legal Proceeding pending or threatened in writing regarding the Licensed Personnel.

(h)         The Company and its Subsidiaries are and have been in material compliance with all Laws, to the extent applicable, relating to the regulation, provision or administration of, or the billing, coding, documentation, reimbursement or payment for, healthcare services and items, including: (i) Medicare (Title XVIII of the Social Security Act); (ii) Medicaid (Title XIX of the Social Security Act); (iii) the federal TRICARE statute (10 U.S.C. § 1071 et seq.) (iv) anti-kickback, false claims, self-referral and fraud and abuse Laws, including the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Stark Law (42 U.S.C. § 1395nn); the False Claims Act (31 U.S.C. §§ 3729 et seq.); the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812); the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58); all criminal Laws relating to health care fraud and abuse, including the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under HIPAA; the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-7b); the Exclusion Laws (42 U.S.C. § 1320a-7); and the beneficiary anti-inducement Law (42 U.S.C. 1320a–7a(a)(5)); (v) HIPAA and (vi) and all applicable federal, state, and local licensing, accreditation, fee splitting, state anti-kickback, false claims, fraud and abuse, self-referral, utilization review, utilization review, revenue cycle management, billing, coding, clinical documentation, claims processing and submission, reimbursement Laws and requirements of any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Entity, any other health care or payment program financed in whole or in part by any federal, state or local government, and any non-government funded third party payor program (“Third-Party Payor”).

(i)          Since [**], neither the Company nor its Subsidiaries has received any written communication from any customer requesting a material refund or otherwise materially adjusting the fees paid to the Company or its Subsidiaries or making any indemnification claim or other demand under any contract relating to any potential material non-compliance with any Laws administered or promulgated by any Healthcare Regulatory Authority or any non-government funded third party payor program requirements, or any material overpayment demand or other Legal Proceeding by any Healthcare Regulatory Authority.

(j)          Neither the Company nor any Subsidiary has received any written or, to the Company’s Knowledge, oral communication from a Healthcare Regulatory Authority or a Third-Party Payor of any non-compliance in any material respect with, or any action under, any applicable Law. To the Company’s Knowledge, no person has filed or has threatened to file any action against the Company, any Subsidiary or any of their respective officers, directors or employees under the False Claims Act (31 U.S.C. § 3729 et seq.) or similar state whistleblower Laws. The Company has not made any voluntary disclosures to any Healthcare Regulatory Authority or Third-Party Payor of any actual or potential material violations of Law and no such voluntary disclosure is currently contemplated. To the Company’s Knowledge, no customer has been subject to any action by, or received any written or, to Company’s Knowledge, oral communication from, any Healthcare Regulatory Authority or Third-Party Payor of any potential material non-compliance with applicable Laws or Third-Party Payor requirements relating to services performed by the Company and its Subsidiaries. Since [**], neither the Company nor any Subsidiary has received any written or, to Company’s Knowledge, oral communication from any customer requesting a refund or otherwise adjusting the fees paid to the Company or any Subsidiary or making any indemnification claim or other demand under any contract relating to any potential material non-compliance with any Laws administered or promulgated by any Healthcare Regulatory Authority or Third-Party Payor requirements, or any material overpayment demand or other Legal Proceeding by any Healthcare Regulatory Authority. Neither the Company nor its Subsidiaries is a party to, and does not have any ongoing reporting, disclosure or compliance obligations pursuant to or under, any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement agreement or any other order or similar contract with or imposed by any Healthcare Regulatory Authority with respect to any Law. Since [**], no Person has filed or, to the Company’s Knowledge, has threatened to file against the Company or any Subsidiary or any of their respective managers, officers, or, to the Company’s Knowledge, its employees, any claim under any federal or state whistleblower statute, including without limitation, the Civil False Claims Act (31 U.S.C. §§ 3729 et. Seq.). The Company and its Subsidiaries have not since [**] made and are not in the process of making a voluntary self-disclosure under the voluntary self-referral disclosure protocol established by the Secretary of HHS, or under the self-disclosure protocol established and maintained by OIG, or any United States Attorney, or other Governmental Entity. Since [**], to the Company’s Knowledge, no person (terminated employee, contractor or otherwise) has raised allegations relative to the Company or any Subsidiary that would qualify such person as a relator under the Civil False Claims Act (31 U.S.C. §§ 3729-3733), including allegations of non-compliance with any state or federal anti-kickback, physician self-referral, or billing or coding requirements, and, to the Company’s Knowledge, no facts or circumstances currently exist or have existed that could give rise to or serve as a basis for a violation of any such Laws and there are no ongoing Legal Proceedings by or before any Healthcare Regulatory Authority concerning any of the above matters.

(k)         To the extent applicable, the Company and its Subsidiaries (i) have in place a National Drug Rebate Agreement and are enrolled in the Medicaid Drug Rebate Program established pursuant to 42 U.S.C. § 1396r-8, (ii) have in place a Pharmaceutical Pricing Agreement and Addendum and is enrolled in the 340B Drug Pricing Program established pursuant to 42 U.S.C. §256b, (iii) have in place a Master Agreement with the Department of Veterans Affairs pursuant to 38 U.S.C. § 8126, (iv) have in place a Coverage Gap Discount Agreement pursuant to the Coverage Gap Discount Program established pursuant to 42 U.S.C. §1395w-114 and 1395w-153, and (v) are and have been in material compliance with all Laws pertaining to the foregoing.

3.21       Insurance. Section 3.21 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, errors and omissions, cybersecurity, professional services, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy. Section 3.21 of the Disclosure Schedule identifies all active and pending claims asserted by the Company pursuant to any insurance policy since [**] and describes the nature and status of each such claim.

3.22       Customers and Suppliers. Section 3.22 of the Disclosure Schedule sets forth a list of (a) the top [**] customers of the Company or its Subsidiaries, by revenue, during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date (the “Material Customers”) and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is a top [**] supplier to the Company or its Subsidiaries based upon expenditures during the last fiscal year or the interim period through the Most Recent Balance Sheet Date or that is the sole supplier of any significant product or service to the Company or any Subsidiary (the “Material Suppliers”), showing the dollar volume of purchases from each such supplier during each such period. Since January 1, 2024 until the date hereof, no Material Customer or Material Supplier has indicated that it will stop, or materially decrease the rate of, buying materials, products or services or supplying materials, products or services, as applicable, to the Company or its Subsidiaries or otherwise adversely modify its relationship with the Company or its Subsidiaries.

3.23       Certain Business Relationships With Affiliates. No Affiliate, director, officer or employee of the Seller, the Company or its Subsidiaries, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the business of the Company or its Subsidiaries, (b) to the Knowledge of the Company, has any claim or cause of action against the Company or its Subsidiaries, (c) owes any money to, or, is owed any money by, the Company or its Subsidiaries (other than employee compensation and similar payments owed in the Ordinary Course of Business), or (d) is a party to any Contract with the Company or its Subsidiaries. Section 3.23 of the Disclosure Schedule describes any transactions or relationships between the Company or any Subsidiary and any Affiliate, director, officer or employee thereof that occurred or have existed since the beginning of the time period covered by the Company Financial Statements (other than employment relationships in the Ordinary Course of Business).

3.24        Inventory. As of the date hereof, other than radioactive materials, the Inventory of the Company and the Subsidiaries (net of all reserves for obsolete, excess, slow-moving, damaged and defective Inventory shown on the Most Recent Balance Sheet) is, in all material respects, merchantable, fit for the purposes for which it was procured or manufactured in all material respects, usable or salable in the Ordinary Course of Business, salable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Company and the Subsidiaries therefor, and conforms to the specifications established therefor in all material respects.

3.25        Accounts Receivable. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions entered into by the Company or any Subsidiary involving the sale of goods or services in the Ordinary Course of Business and are valid receivables subject to no setoffs or counterclaims. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 3.25 of the Company Disclosure Schedule.

3.26        Government Contracts.

(a)         Each Government Contract in effect as of the date hereof has been lawfully awarded to or assigned or novated in the name of the Company or one of its Subsidiaries and is not currently the subject of any proposed assignment or novation to any third party.

(b)         There is no Government Contract that requires or is subject to a financial guaranty or surety.

(c)         Since [**], (i) the Company and each of its Subsidiaries have complied with all Laws applicable to their performance of each Government Contract and have been in compliance in all material respects with the terms and conditions, including all applicable clauses and provisions incorporated expressly, whether by reference or by operation of Law; (ii) all representations and certifications submitted by the Company or any of its Subsidiaries with respect to any Government Contract were current, accurate, and complete in all materials respects as of their effective date; and (iii) neither the Company nor any of its Subsidiaries has submitted to any Governmental Entity any materially inaccurate cost or pricing data, or certification or representation relating to a Government Contract or prospective Government Contract. No Governmental Entity or other person has asserted or notified in writing the Company, any of its Subsidiaries, or, to the Company’s knowledge, any subcontractor or vendor of the Company or any of its Subsidiaries with respect to its work for the Company or such Subsidiary of any circumstance described in sections (i)-(iii) of this paragraph.

(d)         Since [**], (i) neither the Company, nor any of its Subsidiaries has been, with respect to any Government Contract, audited or investigated by any Governmental Entity (except for audits in the ordinary course of business), or is subject to or in receipt of any material: administrative, civil, or criminal investigation, complaint, penalty, indictment, or information; termination for convenience or default; cure notice; stop work notice; show cause notice; disallowance of expressly unallowable costs; assessment of liquidated damages; demand for recoupment or refund; or adverse contracting officer’s final decision, and none of the foregoing actions has been threatened in writing; (ii) no material costs incurred by the Company or its Subsidiaries have been formally disallowed as a result of a written finding or determination by a Governmental Entity, and no Governmental Entity has withheld or setoff or attempted or threatened to withhold or setoff, material amounts otherwise due or payable to the Company or any of its Subsidiaries under any Government Contract; and (iii) there are no outstanding material protests, claims, or disputes relating to any Government Contract, and no such material protests, claims, or disputes have been threatened in writing.

(e)         Since [**], neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation with respect to any Government Contract or made a disclosure, and there has not been any credible evidence identified that would warrant such an investigation or disclosure.

(f)          Since [**], with respect to each Government Contract: (i) no Governmental Entity or prime contractor has asserted in writing against the Company or any of its Subsidiaries, and there is no pending, or, to the Company’s Knowledge, threatened (x) material claim for indemnification arising under or relating to any Government Contract, or (y) any material warranty payment or remedy arising under or relating to any Government Contract except in the ordinary course of business; (ii) there are no material outstanding performance bonds; and (iii) neither the Company nor any of its Subsidiaries has assigned the proceeds or prospective proceeds of any Government Contract under the federal Assignment of Claims Act, 31 U.S.C. § 3727.

(g)        Neither the Company nor any of its Subsidiaries, nor any of their respective principals (as defined at FAR 52.209-5) is, or has been at any time since [**], debarred, suspended, proposed for debarment, deemed non-responsible or otherwise excluded from eligibility for consideration for award of any contracts with any Governmental Entity; convicted of, had a civil judgment rendered against it for, or is currently criminally charged or indicted for the commission of fraud or a criminal offense in connection with business with any Governmental Entity; nor is any such action pending or to the Knowledge of the Company, threatened. To the Company’s Knowledge, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension proceedings against the Company or its Subsidiaries, or any principal thereof.

(h)        Since [**], neither the Company nor any of its Subsidiaries has, with respect to any Government Contract, received any written notice from a Governmental Entity identifying a material organizational conflict of interest or been required to implement any organizational conflict of interest mitigation plan, or agreed to refrain from any business activity for purposes relating to actual or perceived organizational conflicts of interest.

(i)          Except as set forth on Section 3.26(i) of the Disclosure Schedule, since [**], no Government Contract was awarded or extended based in whole or in part upon the Company’s or any of its Subsidiaries’ asserted preferential size or socioeconomic status with respect to any Government Contract, including small, small disadvantaged, women-owned, veteran-owned, Tribal or Native-owned, or minority-owned, or other size-based or socioeconomic status, and to the Company’s Knowledge, no material portion of the business of the Company or its Subsidiaries is attributable to or dependent upon the continuation of any such status and the Company’s and its Subsidiaries’ asserted preferential size or socioeconomic status was true and accurate at the time of such assertion.

(j)          Since [**], neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Representative or Affiliate of, or Person acting for or on behalf of the Company or any of its Subsidiaries has with respect to any Government Contract directly or indirectly made, offered to make, solicited, or received any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, in violation of applicable Law. Neither the Company nor any of its Subsidiaries has violated in any material respect any applicable Law or administrative or contractual restriction associated with the employment of current or former officials or employees of a Governmental Entity.

(k)         With respect to any lower-tier subcontracts executed by the Company or any Subsidiary and currently in effect under any Government Contract, the Company or such Subsidiary has obtained all required Governmental Entity consents for such subcontracts and has included all applicable mandatory contract clauses in such subcontracts.

(l)          Since [**], neither the Company nor any of its Subsidiaries has supplied under a Government Contract or, as applicable, used or caused a higher-tier party to any Government Contract to use, equipment, software, or services that are banned from procurement under such Government Contract or applicable Law.

(m)        Neither the Company nor any of its Subsidiaries maintains or has previously maintained a facility security clearance.

3.27       Export Control and Sanctions.

(a)         Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable Export Control Rules, including all applicable regulations pertaining to the disclosure of technical information to foreign Persons wherever located and/or the provision of access to such technical information by such foreign Persons, and has maintained a written internal program to facilitate such compliance, including training, technology assessment and classification, transaction screening, license compliance tracking, export clearance and recordkeeping measures. Since [**], neither the Company nor any of its Subsidiaries has received any notice alleging that the Company or its Subsidiaries is not in compliance with, or has liability under, such Export Control Rules, or has engaged in any brokering activity as defined in 22 C.F.R. 129.2(b). Each of the Company and its Subsidiaries has obtained and complied in all material respects with all licenses, agreements, authorizations and license exceptions or exemptions required for the Company or such Subsidiary’s exports of articles or technology or provision of services.

(b)        Since [**], neither the Company nor any of its Subsidiaries has conducted or initiated any material internal investigation, made any material mandatory or voluntary disclosure, declined to make a voluntary disclosure with respect to any known material violation of Export Control Rules, or failed to make any material mandatory report or disclosure to any Governmental Entity pursuant to Export Control Rules.

(c)         Neither the Company nor any of its Subsidiaries nor any of their current or former Representatives or Affiliates are, or are controlled by, owned by, or acting on behalf of (i) any national of or entity operating in or organized under the Laws of Belarus, Cuba, Iran, North Korea, Russia, or Syria or other countries that may, from time to time, become subject to comprehensive U.S. foreign assets control regulations that prohibit or require prior U.S. government licensing for transactions involving Persons under U.S. jurisdiction; (ii) any Specially Designated National or Blocked Person as may be published from time to time by the U.S. Department of the Treasury Office of Foreign Assets Control; (iii) any person or entity designated by the U.S. Department of the Treasury as a financial institution of primary money laundering concern, or (iv) any person otherwise prohibited from engaging in financial transactions with U.S. Persons.

(d)        Neither the Company nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops “Critical Technologies” as defined at 31 C.F.R § 800.215.

3.28        Data Privacy and Security.

(a)         The Company and its Subsidiaries have materially complied with all applicable Laws relating to patient, medical or individual health information, including HIPAA, as amended from time to time. The Company and each of its Subsidiaries has entered into, where materially required, and are in compliance in all material respects with the terms of all Business Associate Agreements at 45 C.F.R 164.504(e), which the Company or its Subsidiaries is a party or otherwise bound. The Company and its Subsidiaries, where required, have (i) created and maintained written policies and procedures to protect the privacy of Protected Health Information in its possession or control, (ii) provided training to all applicable employees, and (iii) materially implemented security procedures, including physical, technical and administrative safeguards, to protect all Protected Health Information stored or transmitted in electronic form. Since [**], the Company has not received written notice from the Office for Civil Rights for HHS or any other Healthcare Regulatory Authority alleging a failure to comply with HIPAA or any other Law applicable to the protection of Protected Health Information. To the Knowledge of the Company, there has been no “breach” of unsecured Protected Health Information, as defined by HIPAA, with respect to information maintained or transmitted to the Company or its Subsidiaries that would require notice to any Healthcare Regulatory Authority.

(b)         Since [**], the Company and its Subsidiaries have at all times complied in all material respects with all applicable Information Privacy and Security Laws, all of the Company Privacy Policies, and all their contractual obligations to any Person regarding privacy data security, or the Processing of Personal Data. As of the date hereof, the Company and its Subsidiaries have made available all legally required Privacy Policies, notices, and disclosures, and obtained all legally required consents in relation to the Processing of Personal Data. The Company and its Subsidiaries have at all times complied with all data subject rights requests they have received under applicable Information Privacy and Security Laws, and no such requests are outstanding.

(c)         As of the date hereof, the Company has made available to the Buyer a true, correct and complete copy of each Data Processing Contract. Each Data Processing Contract complies with applicable Information Privacy and Security Laws. The Company has taken reasonable measures to ensure that all counterparties have complied with their contractual obligations.

(d)         The Company and its Subsidiaries have not received any notice of any claims, audits, investigations (including investigations by regulatory authorities or any data protection authorities), or allegations of violations of Information Privacy and Security Laws by the Company or its Subsidiaries or with respect to Personal Data Processed by, or under the control of, the Company or its Subsidiaries, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably form the basis for any such claims, audits, investigations, or allegations. The Company, its Subsidiaries, or to the Knowledge of the Company, any of their respective customers, have not received any written complaints or claims from any Person with respect to the Processing of Personal Data by the Company or its Subsidiaries.

(e)         The Company and its Subsidiaries have established and are in compliance in all material respects with a written information security program designed to comply with all applicable Information Privacy and Security Laws that: (i) includes reasonable and appropriate administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Company Data; (ii) protects against unauthorized access to the Internal Systems and Company Data (including on the systems of third parties with access to such Internal Systems or Company Data); and (iii) provides for the back-up and recovery of the Company Data Processed using Internal Systems without material disruption or interruption to the conduct of the Company’s and its Subsidiaries’ respective businesses. The Company and its Subsidiaries has complied in all respects with such information security program. Since [**], neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any third party acting on their behalf, has suffered or incurred a Data Security Incident. Since [**], no breach or violation of any security program described above has occurred or, to the Knowledge of the Company, is threatened, and there has been no unauthorized or illegal use or acquisition of or access to any Internal System or Company Data, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.29        Brokers. Neither the Company nor its Subsidiaries has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.30        Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or its Subsidiaries.

3.31       No Other Representations. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER MATERIALS MADE AVAILABLE TO THE BUYER OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III, ARTICLE II, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT, NONE OF THE COMPANY OR ITS SUBSIDIARIES NOR ANY OTHER PERSON MAKES, AND EACH OF THE COMPANY, ITS SUBSIDIARIES OR ANY OTHER PERSON EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION AND VALUE OR QUALITY OF THE SHARES OR THE COMPANY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, ARTICLE II, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT, THE BUYER ACKNOWLEDGES THAT NONE OF THE COMPANY, ITS SUBSIDIARIES NOR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ON BEHALF OF ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE SELLER OR THE COMPANY OR WITH RESPECT TO ANY OTHER INFORMATION PROVIDED (INCLUDING THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS), IF ANY, TO THE BUYER, ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE BUYER, ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES AND EACH OF ITS AND THEIR RESPECTIVE REPRESENTATIVES, ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES FROM THE COMPANY OR ANY OTHER PERSON EXCEPT FOR THOSE EXPRESSLY MADE IN THIS ARTICLE III, ARTICLE II, THE DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT AND THAT ONLY THOSE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE III, ARTICLE II, DISCLOSURE SCHEDULE OR ANY OTHER CONTRACT OR CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT SHALL HAVE ANY LEGAL EFFECT. NOTWITHSTANDING THE FOREGOING OR ANYTHING HEREIN TO THE CONTRARY, NOTHING HEREIN SHALL RESTRICT OR OTHERWISE LIMIT THE PARTIES’ RIGHTS OR REMEDIES IN THE EVENT OF FRAUD.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):

4.1          Organization, Standing and Power. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation. The Buyer has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

4.2          Authority; No Conflict; Required Filings and Consents.

(a)         The Buyer has all requisite power and authority to execute and deliver this Agreement and the Escrow Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and the Escrow Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)         Neither the execution, delivery and performance by the Buyer of this Agreement or the Escrow Agreement, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the charter or By-laws of the Buyer, (ii) assuming the consents and approvals listed on Section 2.2(c) of the Disclosure Schedule have been obtained, require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Buyer is a party or by which it is bound or to which any of its assets are subject, or (iv) assuming the consents and approvals listed on Section 2.2(c) of the Disclosure Schedule have been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or any of its properties or assets, except in the case of the foregoing clauses (iii) and (iv) for such notices, filings, permits, authorizations, consents, approvals and waivers that, if not obtained or made, and such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations and violations that have not had a Buyer Material Adverse Effect.

(c)         Except for the consents, approvals and other authorizations applicable to the transactions contemplated by this Agreement from Healthcare Regulatory Authorities set forth on Section 2.2 of the Disclosure Schedule, no consent, approval, or other authorization of any Governmental Entity is required by the Buyer in connection with the execution and delivery of this Agreement by the Buyer or the consummation by the Buyer of the transactions contemplated by this Agreement, except those that the failure to obtain would not have a Buyer Material Adverse Effect.

4.3         Sufficient Funds. The Buyer will have at the Closing sufficient cash on hand or other sources of immediately available funds to enable it to make the payments required hereby to be made at Closing on a timely basis and to consummate the transactions contemplated by this Agreement.

4.4         Brokers. The Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.5         Investment. The Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”) and is able to bear any economic risks associated with the transactions contemplated by this Agreement. The Buyer is acquiring the Shares as provided in this Agreement solely for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable state and federal securities Laws. The Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment, including a complete loss of its investment in such shares. The Buyer hereby acknowledges that the Shares have not been registered pursuant to the Securities Act or any state securities Laws, and agrees that the Shares may not be sold, offered for sale or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act to the extent applicable.

4.6         No Other Representations. Except for the representations and warranties expressly set forth in Article IV of this Agreement, the Disclosure Schedules or any agreement or certificate delivered pursuant to this Agreement, neither the Buyer nor any other Person makes any representations or warranties, express or implied, or otherwise regarding the Buyer or their Affiliates or as to the accuracy of any information regarding the Buyer or their Affiliates or its businesses and operations, and the Buyer expressly disclaim any such representations or warranties, express or implied. Each of the Seller and the Company, on its own behalf and on behalf of its Affiliates and each of its and their respective Representatives, acknowledges that it is not relying nor has it relied on any express or implied representations or warranties from the Buyer or any other Person except for those expressly made by the Buyer in this Article IV or any other any agreement or certificate delivered pursuant to this Agreement. Notwithstanding the foregoing or anything herein to the contrary, nothing herein shall restrict or otherwise limit the parties’ rights or remedies in the event of Fraud.

ARTICLE V

CONDUCT OF BUSINESS

5.1         Operation of Business. Except (i) as required to comply with applicable Law, (ii) as disclosed in Section 5.1 of the Disclosure Schedule, (iii) as expressly contemplated by this Agreement, or (iv) with the written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, conduct its operations only in the Ordinary Course of Business and use commercially reasonable efforts to preserve intact its current business organization, and preserve intact its relationships with customers and suppliers and others having business dealings with it. Without limiting the generality of the foregoing, except (i) as required to comply with applicable Law, (ii) disclosed in Section 5.1 of the Disclosure Schedule, (iii) as expressly contemplated by this Agreement, or (iv) with the written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period the Company shall not, and shall cause its Subsidiaries not to:

(a)         issue or sell any stock or other securities of the Company or its Subsidiaries or any options, warrants or rights to acquire any such stock or other securities, or repurchase or redeem any stock or other securities of the Company;

(b)         split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c)         (i) create, incur or assume any Indebtedness for borrowed money in excess of $[**] (other than Indebtedness incurred pursuant to the Credit Facility, to fund the Planned Facility Acquisitions, or to fund working capital in the Ordinary Course of Business); provided, that, any amounts incurred pursuant the foregoing clause (i) shall not be secured unless incurred pursuant to the Credit Facility, shall be deemed added to the definition of Pay-Off Indebtedness and shall either be repaid at the Closing pursuant to a Pay-Off Letter or otherwise discharged pursuant to the Perceptive Pay-Off and Warrant Cancellation Agreement; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make, cancel or forgive any loans, advances or capital contributions to, or investments in, any other Person;

(d)         (i) hire any new officers, employees or individual consultants (in each case, other than pharmacists in the Ordinary Course of Business who are not officers) with annual base compensation in excess of $[**] or otherwise on terms inconsistent with the Company’s standard form of offer letter, excluding hiring in the Ordinary Course of Business replacements for departing employees with seniority below the level of director pursuant to the Company’s standard form of offer letter (ii) terminate, other than for cause, any officer, employee or consultant, excluding terminations of employees with seniority below the level of director in the Ordinary Course of Business related to individual performance (but not, for the avoidance of doubt, to implement any “right sizing,” layoff, restructuring or reduction in force);

(e)         adopt, enter into, terminate or materially amend any employment Contract with any Company Employee with an annual base salary in excess of $[**], any severance plan, or any other material Company Plan (other than amendments by a professional employer organization with respect to plans covering multiple employers or changes made to Company Plans that are welfare benefit plans during the annual open enrollment process in the Ordinary Course of Business);

(f)         increase, or promise to increase, the compensation or benefits of, or pay, or promise to pay, any bonus, incentive, performance or other compensation or benefit to, any Company Employee or individual service provider of the Company or its Subsidiaries whose annual base compensation exceeds $[**];

(g)        accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation;

(h)        grant, or promise to grant, any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or remove, or promise to remove, existing restrictions in any benefit plans or agreements or awards made thereunder;

(i)          other than payment of premiums due or contributions owed in the Ordinary Course of Business, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Company Plan;

(j)          enter into any collective bargaining or similar labor agreement or implement any material reduction in force, early retirement program, buyout, or other similar voluntary or involuntary employment termination program in violation of the WARN Act;

(k)         except for the Planned Facility Acquisitions, (i) merge or consolidate with any Person; (ii) adopt or carry out any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or (iii) acquire, sell, lease, license or dispose of any assets or property (including any shares or other Equity Interests in or securities of its Subsidiaries or any other corporation, partnership, association or other business organization or division thereof), other than sales of assets to customers in the Ordinary Course of Business;

(l)          except for the Planned Facility Acquisitions, open or close any facility or office;

(m)        mortgage or pledge any of its property or assets or subject any such material property or assets to any Lien other than Liens in favor of Perceptive pursuant to the terms of the Credit Facility (which Liens shall be deemed to automatically be added to Schedule 1.2(b)(x)) or Liens against the vehicles leased pursuant to the Fleet Services Master Agreement with [**];

(n)        amend its Organizational Documents;

(o)        sell, assign, transfer, license, sublicense let lapse or abandon any Company Intellectual Property (except for non-exclusive licenses granted in the Ordinary Course of Business);

(p)        enter into or discontinue any line of business or take any action to alter its organizational or management structure;

(q)        change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(r)         make (except to the extent consistent with past practices) or change any material Tax election, (B) change an annual Tax accounting period, (C) amend any material Tax Return, (D) enter into any closing agreement with respect to Taxes, (E) waive or extend any statute of limitations with respect to material Taxes (except to the extent attributable to automatic extensions of the time to file Tax Returns obtained in the Ordinary Course of Business), or (F) settle or compromise any material Tax Liability, claim or assessment;

(s)         enter into, amend or terminate Contract of a nature required to be listed in Section 3.11(b), Section 3.12 or Section 3.13(a) of the Disclosure Schedule if it had been entered into prior to the date hereof, except for amendments, extensions, renewals or replacements of customer Contracts made in the Ordinary Course of Business;

(t)         terminate, cancel or allow to expire any material insurance policy naming the Company or its Subsidiaries as a beneficiary or a loss payee (unless such insurance policy is replaced with an insurance policy with benefits and levels of coverage at least as favorable in the aggregate as those provided under the terminated, cancelled or expired policy);

(u)        make or commit to make any capital expenditure except for the current projects set forth on Section 5.1(u) of the Disclosure Schedule or new projects that will not exceed $[**] per project;

(v)        institute or settle any Legal Proceeding, other than any settlement that (i) involves less than $[**], (ii) is covered by insurance, (iii) does not involve the imposition of any injunction or other equitable relief, (iv) does not involve any admission of wrongdoing or violation of Law by the Company or any Subsidiary, or any officer, director, employee or agent (in their capacity as such) of the Company or any Subsidiary and (v) includes a customary release of the Company and its Subsidiaries of all Liability with respect to the substance of such settlement;

(w)        make any material changes to the Company’s practices with respect to cash management, the collection of accounts receivable and the payments of accounts payable; or

(x)         agree in writing or otherwise to take any of the foregoing actions.

5.2         Confidentiality. The parties acknowledge that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1         No Solicitation.

(a)         During the Pre-Closing Period, the Company shall not, and the Company shall cause each Subsidiary and each of the respective officers, directors, managers, employees, representatives and agents of the Company or any Subsidiary not to, directly or indirectly, through any officer, director, manager, employee, Affiliate, agent or representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer or its representatives) concerning any acquisition, equity financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any Subsidiary, (ii) furnish any information concerning the business, properties or assets of the Company or any Subsidiary or the shares of Company Stock to any party (other than the Buyer or its representatives) or (iii) engage in negotiations or enter into any Contract with any party (other than the Buyer or its representatives) concerning any such transaction.

(b)         The Seller and the Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 6.1(a) were pending that such discussions or negotiations are terminated. If the Seller, the Company or any Subsidiary receives any inquiry, proposal or offer of the nature described in Section 6.1(a), the Seller and the Company shall, as promptly as reasonably practicable and in any case within [**] after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

6.2          Access to Information.

(a)         During the Pre-Closing Period, the Company shall (and shall cause its Subsidiaries to) afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the Buyer reasonable access upon reasonable notice and during normal business hours to all relevant personnel, offices, properties, assets, books and records of the Company and its Subsidiaries for the purpose of consummating the transactions contemplated by this Agreement, post-closing integration and facilitating Buyer’s compliance with its reporting obligations under applicable securities Laws, and the Buyer shall be permitted to make abstracts from, or copies of, all such books and records, and the Company shall, and shall cause its Subsidiaries to, furnish to the Buyer such financial and operating data and other information as to the business of the Company and its Subsidiaries as the Buyer shall reasonably request; provided, that (i) such access does not unreasonably interfere with the normal operations of the Company, (ii) without liming the Company’s obligations under this Section 6.2(a), such access will occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement and such books and records, (iii) nothing herein will require the Company to provide access to, or to disclose any information to, the Buyer if such access or disclosure (A) would cause significant competitive harm to the Company if the transactions contemplated by this Agreement are not consummated or would result in the disclosure of trade secrets or competitively sensitive information, (B) would waive any legal privilege enjoyed by the Company, (C) would be in violation of applicable Laws (including the HSR Act) or (D) would be in violation of any contractual confidentiality restrictions to which the Company or its Subsidiaries are subject, which confidentiality obligation shall be disclosed to Buyer; provided, that (x) the Company shall make available any information set forth in the foregoing clause (A) to the Buyer in accordance with the that certain Clean Team Confidentiality Agreement, dated as of [**], by and between Telix Pharmaceuticals (Innovations) Pty Ltd. and the Company (y) the parties shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under any circumstance in which the restrictions set forth in the foregoing clauses (A) through (D) apply. All of such information shall be subject to the terms of the Confidentiality Agreement, the provisions of which are by this reference hereby incorporated herein.

(b)        Within [**] after the end of each month ending prior to the Closing, beginning with the month ended [**], the Company shall furnish to the Buyer an unaudited income statement and statement of cash flows for such month and a balance sheet as of the end of such month, in each case prepared in accordance with the principles used in the preparation of those financial statements provided in the Company’s electronic data room (an example of which is set forth on Schedule 6.2(b)) and showing variance to the Company’s “FY 2024 EBITDA Budget by Month” as provided in the Company’s electronic data room; provided, however, to the extent that such financials have not yet been provided for the month immediately prior to Closing, then the Company shall furnish to the Buyer unaudited income statement for such month and a balance sheet as of the end of such month based upon its reasonable estimates. Such financial statements shall present fairly the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof and for the periods covered thereby and shall be consistent with the books and records of the Company and the Subsidiaries.

(c)         The Company shall, if requested by the Buyer, use commercially reasonable efforts to cooperate with the Buyer to develop, and introduce the Buyer to customers and suppliers of the Company and its Subsidiaries in accordance with, a mutually agreed-upon communications plan for the purpose of facilitating the post-Closing integration of the Company and the Subsidiaries and their businesses into that of the Buyer; provided that the Buyer shall not communicate with such customers and suppliers independently without the Company’s consent (including consent pursuant to any mutually agreed-upon communications plan), it being understood and agreed that this proviso shall not restrict communications unrelated to this Agreement or the transactions contemplated hereby with such customers and suppliers with whom the Buyer has an independent commercial relationship.

6.3          Closing Efforts; Legal Conditions to the Transactions Contemplated by this Agreement; Third-Party Consents.

(a)         Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction (but not waiver) of the closing conditions set forth in Article VII.

(b)         Without limiting Section 6.3(a), each party shall use its reasonable best efforts to obtain all waivers, Permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the parties shall make any filings or informational submissions pursuant thereto that may be necessary, proper or advisable in connection with the consents, approvals or other authorizations applicable to the transactions contemplated by this Agreement from Healthcare Regulatory Authorities set forth on Section 2.2(c) of the Disclosure Schedule in consultation with the Healthcare Consultants, and, notwithstanding the foregoing, shall make all necessary filings to the NRC and any Agreement State as promptly as practicable after the date hereof and request, wherever available, expedited handling. Regardless of which party engages the Healthcare Consultants or makes a filing or informational submission, all costs, fees and expenses (i) of the Healthcare Consultants, (ii) for any other consultants retained by either the Buyer or the Company in connection with obtaining the approvals set forth on Section 2.2(c) of the Disclosure Schedule, and (iii) any filing or submission fees, shall be borne [**] percent ([**]%) by Seller and [**] percent ([**]%) by Buyer. Each party shall provide reasonable cooperation and assistance to the other parties, and cooperate with the Healthcare Consultants in connection with their obligations under this Section 6.3(b). Each of the Company and Buyer shall (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Entity with respect transactions contemplated hereby, (2) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Entity, (3) not participate in any substantive meeting or have any substantive communication with any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein, (4) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Entity with respect to the transactions contemplated hereby; provided that such material may be redacted as necessary (I) to comply with contractual arrangements, (II) to address good faith legal privilege or confidentiality concerns and (III) to comply with applicable Law and (5) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Entity.

(c)         The Seller and the Company shall each use its reasonable best efforts to obtain all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required in connection with the transactions contemplated by this Agreement; provided, that such reasonable best efforts will not require the Seller or the Company to pay (or agree to pay) any consent or similar fee not required by the express terms of the applicable Contract or to incur any new material obligation in favor of any third party. The Company shall promptly notify the Buyer if it receives any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. The Buyer shall reasonably cooperate with the Company in connection with its obligations under this Section 6.3(c), including making personnel available upon reasonable notice, during normal business hours and in a manner that does not unreasonably interfere with the Buyer’s business to participate in discussions with such third parties; provided that the Buyer shall not be obligated to incur any Liability, agree to any binding obligation or provide any consent in connection with such cooperation, except those permitted accommodations by the Company expressly contemplated in Schedule 1.2(b)(ii).

6.4          Public Disclosure. Except as otherwise contemplated in this Section 6.4, No party shall issue any press release or public announcement relating to the subject matter of this Agreement or the transactions contemplated by this Agreement without the prior written approval of the other parties; provided, however, that (a) the Buyer may make any public disclosure it believes in good faith, based on the advice of counsel, is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise the other party and provide them with a copy of the proposed disclosure prior to making the disclosure), (b) the Seller may disclose such information to the shareholders of the Seller that it is advised by counsel is required by Bahamian Law in order to obtain the Seller Shareholder’s Approval, (c) no such prior approval shall be required in connection with any press release or public disclosure if the contents of such press release or public disclosure that relate to the transactions contemplated by this Agreement are limited to information that previously has been publicly disclosed in accordance with the terms of this Agreement, and (d) the Buyer and its Affiliates shall not be bound by the provisions of this Section 6.4 following the Closing Date. Nothing herein shall prevent Perceptive or any Affiliate thereof which is a private equity or other investment fund from making customary disclosures to its investors or potential investors who are subject to customary confidentiality restrictions regarding its status as an investor in the Company, the material financial terms of the transaction, its return on investment and such other information as it may be legally or contractually required to disclose.

6.5         Notification of Certain Matters. During the Pre-Closing Period, Buyer, on the one hand, and the Company and Seller, on the other hand, shall give each other prompt notice in writing of: (a) any result, occurrence, fact, change, event or effect that (i) renders, or would reasonably be expected to render, any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the conditions set forth in Section 7.2(b) and Section 7.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party. No such notice shall be deemed to avoid or cure any breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement or the Disclosure Schedule.

6.6         280G Covenant.

(a)         Prior to the Closing Date, to the extent required to avoid the application of Section 280G of the Code and/or Section 4999 of the Code, the Company shall use its reasonable best efforts to obtain from each “disqualified individual” (as defined in Section 280G(c) of the Code) who has a right or potential right to receive or retain any payments and/or benefits that are contingent on the consummation of the transactions contemplated by this Agreement and that could be deemed to constitute “parachute payments” within the meaning of Section 280G of the Code and Treasury Regulations promulgated thereunder (the “280G Rules”, and such payments and benefits, the “280G Benefits”), an irrevocable waiver of such disqualified individual’s right to receive or retain all or a portion of such disqualified individual’s 280G Benefits (a “280G Waiver” and the portion of the 280G Benefits so waived, the “Waived Benefits”).

(b)        For each disqualified individual who executes a 280G Waiver, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under the 280G Rules, the right of such disqualified individual to receive or retain such disqualified individual’s Waived Benefits so that no payment (or other benefits) received by such disqualified individual shall be deemed to be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). The Company shall consult in good faith with the Buyer regarding the method in which the stockholder vote is to be solicited.

(c)         The Buyer shall provide the Company or its counsel with all information and documents necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted to any disqualified individual pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated with any disqualified individual by Buyer or any of its Affiliates prior to the Closing (“Buyer Payments”) could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least [**] prior to the Closing Date (and shall further promptly provide any such updated information as is necessary prior to the Closing). Buyer shall reasonably cooperate with the Company in good faith in order to calculate or determine the value of the Buyer Payments for the purposes of the 280G Rules.

(d)        At least [**] prior to earlier of the stockholder vote or the Closing Date, the Company shall provide to the Buyer or its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the stockholder approval process and shall incorporate all of the Buyer’s reasonable comments.

(e)         With respect to each disqualified individual from whom a 280G Waiver is timely obtained, prior to the Closing the Company or its counsel shall deliver to the Buyer or its counsel a certification reasonably satisfactory to the Buyer that the vote of stockholders was solicited in accordance with this Section 6.6 and confirmation that (A) the requisite stockholder approval of the “parachute payments” was obtained or (B) such stockholder approval was not obtained and, as a consequence, the Waived Benefits will not be made or provided (the “280G Certification”).

(f)         For the avoidance of doubt, neither (i) the Company’s failure to include in the stockholder voting materials any Buyer Payments not timely or accurately provided by the Buyer or its counsel in accordance with this Section 6.6 nor (ii) a failure to submit for stockholder approval the 280G Benefits of any disqualified individual who refuses to or does not otherwise timely execute a 280G Waiver in accordance with this Section 6.6, will result, in and of itself, in the Company’s breach of this Section 6.6. Further, Seller, Company, Perceptive and the Buyer each acknowledge and agree that all 280G Benefits shall be paid through the Company’s payroll, including any 280G Benefits made pursuant to agreements or arrangements between [**] and the [**] (in which case [**] shall either provide to the Company the funds required for such payment (without adjustment for any required withholding) or instruct the Buyer to deduct the amount of such payment (without adjustment for any required withholding) from amounts otherwise concurrently payable to [**] pursuant to this Agreement).

6.7         FIRPTA. Prior to the Closing, the Company shall deliver to the Buyer a certification that the Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service, in accordance with Treasury Regulations under Sections 897 and 1445 of the Code

6.8         Termination of Company 401(k) Plan. The Company shall take all actions necessary or appropriate to terminate the Company’s and its Subsidiaries’ participation in effective no later than the day immediately preceding the Closing Date, the Company 401(k) Plan. The Company shall deliver to the Buyer, prior to the Closing Date, evidence that the Company’s board of directors has validly adopted resolutions to terminate the Company 401(k) Plan (the form and substance of which resolutions shall be subject to prior review and comment of the Buyer, which such comments shall be reasonably considered by the Company), effective no later than the day immediately preceding the Closing Date, subject to and in accordance with the provisions of such plan and applicable Law.

6.9         Employees.

(a)        For the period commencing on the Closing Date and ending on the date that is [**] following the Closing Date (or, if earlier, the date of termination of the applicable Continuing Employee), the Buyer shall provide all Continuing Employees with (i) an annual base rate of salary or wages and annual cash incentive opportunities (excluding transaction-related incentives) that are no less favorable to those compensation arrangements provided by the Company as of immediately prior to the Closing and (ii) employee benefits and other compensation arrangements (excluding any equity-based arrangements, transaction-related compensation, benefits provided under a defined benefit plan and retiree medical or other retiree welfare benefits) that are substantially similar in the aggregate (including with respect to the type of benefit and cost to the employee) to those employee benefits and other compensation arrangements provided by the Company under the Company Plans as of immediately prior to the Closing; provided, that the contribution matching policy under the Buyer 401(k) Plan shall be deemed to be substantially similar to the matching policy under the Company 401(k) Plan for purposes of determining whether the benefits provided by the Buyer following the Closing are substantially similar in the aggregate to the employee benefit arrangements provided by the Company under the Company Plans prior to the Closing Date.

(b)        From and after the Closing Date, the Buyer will, or will cause the Company to, recognize the prior service with the Company or its Subsidiaries of each individual who is a Continuing Employee in connection with all employee benefit plans of the Buyer or its Affiliates in which Continuing Employees are eligible to participate following the Closing Date, for purposes of eligibility, vesting and, with respect to paid time off or severance only, the determination of the level of benefits (but otherwise not for purposes of benefit accruals or benefit amounts) or to the extent that such recognition would result in duplication of benefits. From and after the Closing Date, the Buyer will use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be applicable, taking into account service with the Company) under any group health, dental, or vision benefit plans of the Buyer to be waived with respect to Continuing Employees and their eligible dependents who become covered by such plans, except to the extent such individual was or would have been subject to such exclusion under the Company Plans immediately before the Closing Date.

(c)         Effective on or as soon as administratively practicable following the Closing Date, each Continuing Employee who is a participant in the Company 401(k) Plan (each, a “401(k) Participant”) shall be allowed to participate in a qualified cash or deferred arrangement under Section 401(k) of the Code that is sponsored and maintained by Buyer or one of its Affiliates (the “Buyer 401(k) Plan”). As soon as administratively practicable following the Closing Date, Buyer shall or shall cause or permit, as applicable, the account balances of each 401(k) Participant in the Company 401(k) Plan to be distributed in accordance with the terms of such plan, and the Buyer shall permit or cause an Affiliate of the Buyer to permit the 401(k) Participants who are participants in such plan to roll over any such distributions (including a rollover of any outstanding participant loans) into the Buyer 401(k) Plan.

(d)        Section 6.9 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Company Employee, any participant in any Company Plan or any beneficiary or trustee thereof. Section 6.9 shall not apply to any Company Employee covered by any collective bargaining agreement or other employee representation agreement and Buyer agrees to (and will cause its Subsidiaries to) comply with all terms and conditions of employment provided under any collective bargaining agreement or other employee representative agreement and with applicable Law. Nothing contained in this Agreement (express or implied) (i) is intended to require the Buyer to establish or maintain any specific Employee Benefit Plan for any length of time, (ii) is intended to create a Company Plan or any Employee Benefit Plan or amend any of the foregoing, (iii) is intended to confer upon any individual any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or (iv) shall be construed to indicate existence of employment relations between Company and any of its service providers (including contractors and consultants). Notwithstanding anything to the contrary in this Agreement, the parties do not intend for this Section 6.9 to create any rights or obligations except between the parties hereto. No Continuing Employee or other current or former Company Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against the Buyer, the Company, or any of their respective Subsidiaries or Affiliates under this Section 6.9, nor shall any Company Employee or current or former Company Employee, including any beneficiary or dependent thereof, be entitled to assert any claim as a party to this Agreement with respect to his or her compensation or benefits.

6.10        D&O Indemnification.

(a)        For a period of [**] after the Closing Date, the Company shall not amend, repeal or otherwise modify any provisions of its certificate of incorporation, bylaws, or any other written agreement with the Company as of the date hereof that has been made available to Buyer, in each case concerning indemnification, exculpation or limitation of liability of directors, officers, fiduciaries or agents of the Company in any manner that would affect adversely the rights thereunder of persons who, prior to the Closing Date, were directors, officers, employees, fiduciaries or agents of the Company, except to the extent required by applicable Law and except for any such change that would not affect the application of such provisions to acts or omissions of such individuals prior to the Closing. Notwithstanding anything to the contrary in the certificate of incorporation, bylaws of the Company or its Subsidiaries or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (i) no exculpation or other provision in the certificate of incorporation or bylaws of the Company or its Subsidiaries or any such agreement shall be deemed to exculpate any such person from its obligations under this Agreement and (ii) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the certificate of incorporation or bylaws of the Company or its Subsidiaries or any such agreement for any matter for which any Buyer Indemnified Party is entitled to indemnification pursuant to this Agreement.

(b)        The Company will obtain prior to the Closing Date [**] “tail” insurance policies (the “D&O Tail”) with respect to directors’ and officers’ liability insurance of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by the Company (the “Current Policies”), and with such other terms as are no less favorable in the aggregate than those in the Current Policies. The premium for the D&O Tail (including any Taxes on such premium) and any associated broker, underwriter or similar fees (the “D&O Tail Premium”) shall be paid in full prior to the Closing Date by the Company or at the Closing as a Company Transaction Expense.

6.11        Tax Matters.

(a)          Preparation and Filing of Tax Returns. The Buyer shall prepare and file any Tax Returns of the Company or its Subsidiaries for any Pre-Closing Tax Period or any Straddle Period required to be filed after the Closing Date (“Pre-Closing Tax Returns”), and shall provide the Indemnity Participant with a draft of each such Pre-Closing Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Indemnity Participant) for review and comment at least [**] prior to the filing of such Pre-Closing Tax Return in the case of income Tax Returns, and in such period of time prior to filing as the Buyer shall reasonably determine to be practicable in the case of other Pre-Closing Tax Returns. The Pre-Closing Tax Returns shall be prepared in a manner consistent with the past practice of the Company and its Subsidiaries unless otherwise required by applicable Law, provided that all Transaction Tax Deductions shall be reflected on such Pre-Closing Tax Returns as deductions in Pre-Closing Tax Periods to the extent permitted by applicable Law (at a “more likely than not” or higher level of confidence) and a safe-harbor election under Rev. Proc. 2011-29 shall be made with respect to any “success based fees.” The Buyer and the Indemnity Participant shall each be responsible for 50% of any third-party out-of-pocket costs of the Company in preparing and filing any Pre-Closing Tax Returns. The Buyer shall incorporate any comments to the portion of such Tax Returns that relate to Pre-Closing Tax Periods reasonably requested by the Indemnity Participant in writing prior to filing such Pre-Closing Tax Return. In the event that the Buyer and the Indemnity Participant are unable to resolve any dispute with respect to any Pre-Closing Tax Return, such dispute shall be resolved by the Neutral Accountant in accordance with the procedures set forth in Section 1.5(d) mutatis mutandis, and the Pre-Closing Tax Return shall be prepared and filed in accordance with the determination of the Neutral Accountant, which determination shall be final and binding on the parties. In the event that the Neutral Accountant is unable to render a decision on any disputed item prior to the due date for filing a Pre-Closing Tax Return (taking into account extensions), such Pre-Closing Tax Return shall be prepared and filed in a manner consistent with the preparing party’s position (and any items that have been agreed to by the parties or determined by the Neutral Accountant as of such time), provided that, such Pre-Closing Tax Return shall thereafter be amended to reflect the Neutral Accountant’s determination of the disputed item.

(b)          Transfer Taxes. Any transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and other similar non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with Buyer’s acquisition of the Shares pursuant to this Agreement (“Transfer Taxes”) shall be paid [**] percent ([**]%) by Seller and [**] percent ([**]%) by Buyer. The party required by Law to file any Tax Returns and other documentation with respect to Transfer Taxes shall be responsible for preparing and filing such Tax Returns and other documentation and, if required by applicable Law, the other parties will join in the execution of any such Tax Returns and other documentation (provided that such other parties shall have the right to review and reasonably comment on any such Tax Return and documentation prior to joining in the execution thereof).

(c)          Tax Year End; Allocation of Certain Taxes.

(i)          The Buyer shall cause the taxable year of the Company to end on the Closing Date for U.S. federal (and applicable state and local) income Tax purposes and shall cause the Company and its U.S. corporate Subsidiary to join the Buyer’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-1(h)) (or a consolidated group that includes the Buyer) effective on the day after the Closing Date. The Buyer and the Seller agree that if the Company or its Subsidiaries is permitted but not required under applicable foreign, state or local Tax Laws to treat the Closing Date as the last day of a taxable period, the Buyer and the Company Participants shall treat such day as the last day of a taxable period. Seller and Buyer agree that the U.S. federal income Tax Return of the Company for such taxable period ending on the Closing Date shall be prepared in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii) and that (x) none of Buyer or the Company or any of their respective Affiliates shall make a ratable allocation election under Treasury Regulations Section 1.1502-76(b)(2) or any analogous provision of state, local or foreign Law, and (y) in accordance with Treasury Regulations Section 1.1502-76 and any analogous provision of state, local or foreign Law, any Taxes arising out of, relating to, or resulting from any transactions or actions engaged in by the Company (or its Subsidiaries thereof) not in the ordinary course of business that occur on the Closing Date but after the Closing shall be allocable to the taxable period (or portion thereof) beginning after the Closing Date.

(ii)         For purposes of this Agreement, the portion of any Taxes for any Straddle Period that are allocable to the Pre-Closing Tax Period shall be deemed to equal: (A) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than any Transfer Taxes, the amount which would be payable if the taxable year ended with the Closing Date, provided that, any exemptions, allowances, or deductions that are calculated on an annual (or monthly) basis shall be allocated in proportion to the number of days in each portion of the Straddle Period, and (B) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period; provided that, Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period to the extent permitted by applicable Law (at a “more likely than not” or higher level of confidence). For purposes of allocating Taxes attributable to any partnerships or specified foreign corporations (within the meaning of Section 965(e) of the Code) in which the Company or its Subsidiaries holds (with due regard to Section 958 of the Code) an Equity Interest as of the Closing Date, the taxable year of any such partnerships or specified foreign corporations shall be treated as ending on the Closing Date (without regard to any contrary provision of Law).

(d)         Tax Contests. If a Governmental Entity asserts or otherwise initiates any action, inquiry, claim, assessment, audit, or other Legal Proceeding with respect to Taxes or Tax Returns of the Company or its Subsidiaries with respect to a Pre-Closing Tax Period (a “Tax Contest”), then the party (i.e., the Indemnity Participant or Buyer) first receiving notice (whether directly or indirectly through an Affiliate of such party) of such Tax Contest shall promptly provide the other party (i.e., Buyer or the Indemnity Participant) with written notice thereof (together with copies of any correspondence received from the Governmental Entity in respect of such Tax Contest); provided that, the failure of the Buyer to give such prompt notice shall not relieve the Indemnity Participant of its indemnification obligations under this Agreement, except to the extent they are actually prejudiced thereby. The Indemnity Participant shall have the right (but not the obligation) to assume the defense of any Tax Contest relating to a taxable period ending on the Closing Date and the Buyer shall take (and cause its Affiliates to take) all actions reasonably necessary (including providing a power of attorney) to enable the Indemnity Participant to exercise its control rights as set forth in this Section 6.11(d). For any such Tax Contest, the defense or prosecution of which the Indemnity Participant controls, (i) the Indemnity Participant shall keep the Buyer reasonably informed of all material developments and events relating to such Tax Contest (including providing to Buyer copies of relevant portions of all written materials relating to such Tax Contest), (ii) Buyer (or its authorized Representative) shall be entitled, at its expense, to attend and/or reasonably participate in all conferences, meetings, and proceedings relating to such Tax Contest, and (iii) the Indemnity Participant shall not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly enter into any compromise or settlement of such Tax Contest. The Buyer shall control the defense of any Tax Contest relating to a Straddle Period and any Tax Contest in respect of a taxable period ending on the Closing Date that the Indemnity Participant elects not to control, provided that, (i) the Buyer shall keep the Indemnity Participant reasonably informed of all material developments and events relating to such Tax Contest (including providing to the Indemnity Participant copies of relevant portions of all written materials relating to such Tax Contest), (ii) the Indemnity Participant (or its authorized Representative) shall be entitled, at its expense, to attend and/or reasonably participate in all conferences, meetings, and proceedings relating to such Tax Contest, and (iii) the Buyer shall not, without the prior written consent of the Indemnity Participant (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly enter into any compromise or settlement of such Tax Contest. Notwithstanding anything to the contrary in Article VIII, this Section 6.11(d) shall govern with respect to any Tax Contest.

(e)             Limitations on Actions Impacting Pre-Closing Tax Periods. After the Closing, without the prior written consent of the Indemnity Participant (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) not to (A) other than Tax Returns that are filed pursuant to Section 6.11(a), file or amend or otherwise modify any Tax Return relating in whole or in part to the Company or its Subsidiaries with respect to a Pre-Closing Tax Period, (B) after the date any Tax Return filed pursuant to Section 6.11(a) is filed, amend or otherwise modify any such Tax Return, (C) make or initiate any voluntary contact with any Governmental Entity (including any voluntary disclosure agreement or similar process) regarding any Taxes or Tax Returns of the Company or its Subsidiaries with respect to a Pre-Closing Tax Period, including in jurisdictions in which the Company or its Subsidiaries has not filed Tax Returns or paid Taxes, (D) make, file, change, amend, rescind, or revoke any Tax elections or accounting methods of the Company or its Subsidiaries with respect to, or which has retroactive effect to, any Pre-Closing Tax Period and that would reasonably be expected to result an indemnification obligation for the Indemnity Participant pursuant to Article VIII, increase the amount of Taxes payable by the Indemnity Participant or the Seller, increase the amount of Taxes taken into account in the calculation of the Closing Consideration, or reduce any amount payable to the Indemnity Participant pursuant to Section 6.11(f), (E) agree to waive or extend the statute of limitations relating to any Taxes or Tax Returns of the Company or its Subsidiaries for any Pre-Closing Tax Period, (F) file any ruling or request with any taxing authority that relates to Taxes or Tax Returns of the Company or its Subsidiaries for any Pre-Closing Tax Period, or (G) make any election under Section 338 or 336 of the Code (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company or its Subsidiaries pursuant to this Agreement.

(f)           Tax Refunds; Overaccruals.

(i)         Tax Refunds and Credits. The Indemnity Participant shall be entitled to all Tax refunds (or credits of such refunds against other Taxes) with respect to the Company and its Subsidiaries with respect to any Pre-Closing Tax Period to the extent such refunds are not accounted for in the calculation of the Final Closing Adjustment. The Buyer shall pay over to Indemnity Participant the amount of any such Tax refund (or credit in lieu of refund) (together with any interest received from any Governmental Entity with respect thereto) promptly after actual receipt of such Tax refund or, in the case of a credit of such refund against other Taxes, upon the filing of the applicable Tax Return where such credit is used to reduce Taxes otherwise payable, in each case, by the Buyer or any Affiliate thereof (including the Company and its Subsidiaries), provided that, the amount to be paid over to the Indemnity Participant shall be reduced by any Taxes and reasonable out-of-pocket costs and expenses incurred by Buyer with respect to the receipt or utilization thereof. The Buyer and its Affiliates shall request a refund (rather than a credit in lieu of a refund) with respect to the Company and its Subsidiaries for all Pre-Closing Tax Periods. Except with respect to the Employee Retention Credit, upon the reasonable request and at the expense of (to the extent of reasonable out-of-pocket costs and expenses) the Indemnity Participant, the Buyer shall and shall cause its Affiliates (including the Company and its Subsidiaries) to take all steps reasonably requested by the Indemnity Participant to apply for and obtain any Tax refund or credit that the Indemnity Participant may be entitled to under this Section 6.11(f)(i). Notwithstanding the foregoing, [**] shall be entitled to the net amount collected by the Company and its Subsidiaries in respect of the Employee Retention Credit (for the avoidance of doubt, net of any costs, expenses (including any amount payable to [**]), and Taxes, in each case relating to or payable on the Employee Retention Credit); provided that if the Company or any of its Subsidiaries is required to repay all or any portion of the Employee Retention Credit to the Internal Revenue Service following a determination by the Internal Revenue Service that the Company or any of its Subsidiaries was not entitled to the Employee Retention Credit, [**] shall pay to Buyer, by wire transfer of immediately available funds to the account or accounts designated by Buyer in writing, an amount equal to such disallowed portion within [**] after Buyer’s written request therefor.

(ii)        Over Accrual of Taxes. With respect to any Taxes taken into account as an accrued liability in the final determination of Closing Net Working Capital or as an unpaid Tax in Indebtedness, if such accrual is greater than the final Tax liability for the matter relating to such accrual, then the Buyer shall promptly pay to the Indemnity Participant, by wire transfer of immediately available funds to the account or accounts designated by the Indemnity Participant in writing, an amount equal to such excess, if any. For purposes of clarity, with respect to any such Taxes that relate to a Tax Return that is filed after Closing pursuant to Section 6.11(a), the final Tax liability for such matter shall (i) in the case of a Tax Return for a Pre-Closing Tax Period (other than a Straddle Period), be the amount shown on such Tax Return, or (ii) in the case of a Tax Return for a Straddle Tax Period, be the portion of the amount shown on such Tax Return that is attributable to the portion of the Straddle Tax Period ending on the Closing Date, as determined in accordance with Section 6.11(c). The Seller, the Buyer, the Indemnity Participant, and the Company shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, officers, and representatives to reasonably cooperate, in connection with the determination and calculation of amounts, if any, payable by the Buyer to the Indemnity Participant pursuant to this Section 6.11(f)(ii).

(g)         Cooperation. Each of the Buyer, the Company and its Subsidiaries, Seller, and the Company Participants and their respective Affiliates shall reasonably cooperate in the preparation and filing of all Tax Returns, in making any election related to Taxes, in filing refund claims, and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any taxable periods for which one party could reasonably require the assistance of the other party in obtaining any necessary information, which cooperation may include making personnel available at reasonable times.

6.12       Planned Facility Acquisitions. The Company and its Subsidiaries shall use their reasonable best efforts to consummate the Planned Facility Acquisitions prior to the Closing on terms consistent with Schedule 6.12 (and no other material terms without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned, or delayed)) and shall keep the Buyer informed and cooperate with the Buyer in accordance with Schedule 6.12.

6.13       Proprietary Information.

(a)         From and after the Closing, the Seller shall not, and shall cause its controlled Affiliates and Representatives not to, directly or indirectly, disclose or use any knowledge, information or documents concerning the Company, its Subsidiaries or their respective operations or businesses (as conducted or planned to be conducted as of the Closing Date, the “Business”), including the financial information, technical information or data relating to the Business or any product or service of the Company or any of its Subsidiaries and names of customers of the Company or its Subsidiaries, except to the extent that such knowledge, information or documents (i) shall have become generally known to the public other than through disclosure by the Seller or its controlled Affiliates and Representatives in violation of this Section 6.13 or (ii) is lawfully acquired by such Seller or its directors and officers after the Closing from a third party which was not prohibited from disclosing such information by a legal, contractual or fiduciary obligation at the time of the disclosure (“Proprietary Information”). Notwithstanding the foregoing, the Seller shall have no obligation hereunder to keep confidential any of the Proprietary Information to the extent disclosure thereof is required by Law; provided, however, that in the event disclosure is required by Law, the Seller shall provide the Buyer with prompt advance notice of such requirement so that the Buyer may seek an appropriate protective order.

(b)         The Seller agrees that the remedy at Law for any breach of this Section 6.13 would be inadequate and that the Buyer shall be entitled to injunctive relief, without the requirement of posting any bond or other security, in addition to any other remedy it may have upon breach of any provision of this Section 6.13.

6.14       Seller Shareholders’ Approval. As expeditiously as possible following the execution of this Agreement, and in any event within [**] immediately following the date of this Agreement (the “Seller Shareholders’ Approval Date”), the Seller shall establish a record date for, call, give notice of, convene and hold a meeting of the shareholders of the Seller for the purpose of voting upon the adoption of this Agreement and the consummation of the transactions contemplated hereby to secure the Seller Shareholders’ Approval in accordance with the Organizational Documents of the Seller and all applicable Laws and shall obtain the Seller Shareholders’ Approval at such meeting. As expeditiously as possible following the receipt of the Seller Shareholders’ Approval, the Seller shall deliver to the Buyer a written statement on behalf of the Seller, executed by its Secretary (or equivalent office thereof) and certifying that the Seller Shareholders’ Approval has been obtained.

ARTICLE VII

CONDITIONS TO CLOSING

7.1         Conditions to Obligations of the Buyer, the Seller and the Company. The obligation of each of the Buyer, the Seller and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions precedent, each of which may, if permitted by applicable Law, be waived in writing by the party for whose benefit such condition exists:

(a)           no judgment, order, decree, ruling or injunction issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing or rendering unlawful the consummation of the transactions contemplated by this Agreement shall be in effect;

(b)          all of the consents, approvals or other authorizations applicable to the transactions contemplated by this Agreement from Healthcare Regulatory Authorities set forth on Section 2.2(c) of the Disclosure Schedule shall have been obtained, and no such consent, approval or other authorization shall have been revoked; and

(c)           the Seller Shareholders’ Approval shall have been obtained and shall remain in full force and effect.

7.2         Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Buyer:

(a)           no Legal Proceeding brought by any Governmental Entity shall be pending that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause a Governmental Entity to question the legality of such consummation, (iii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction or (iv) have, individually or in the aggregate, a Company Material Adverse Effect;

(b)           (i) each of the representations and warranties of the Company that are set forth in clause (a) of Section 3.6 shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing (except to the extent made as of a specific date, in which case as of such date), (ii) each of the Fundamental Representations, disregarding all reference to materiality, Company Material Adverse Effect, Seller Material Adverse Effect or any similar qualification, shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except to the extent made as of a specific date, in which case as of such date); provided, however, each of the representations and warranties set forth in Sections 2.2(a), 2.3, 3.2 and 3.4(a), shall be true and correct in all respects as of the Closing except for de minimis inaccuracies as though made on and as of the Closing (except to the extent made as of a specific date, in which case as of such date); and (iii) each of the representations and warranties of the Seller and the Company forth in this Agreement (other than the Fundamental Representations), disregarding all reference to materiality, Company Material Adverse Effect or any similar qualification, shall be true and correct as of the Closing as though made on and as of the Closing (except to the extent made as of a specific date, in which case as of such date), except, in the case of this clause (ii), to the extent the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect;

(c)          the Seller and the Company shall have performed or complied in all material respects with their agreements and covenants required to be performed or complied with under this Agreement on or prior to the Closing;

(d)          no Company Material Adverse Effect shall have occurred after the date of this Agreement that is continuing; and

(e)          the Buyer shall have received each of the items identified in Section 1.2(b) and Section 1.3(a) as contemplated to be delivered by the Company.

7.3         Conditions to Obligations of the Seller and the Company. The obligation of the Seller and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Company:

(a)          the representations and warranties of the Buyer set forth in this Agreement, disregarding all reference to materiality, Buyer Material Adverse Effect or any similar qualification, shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except to the extent made as of a specific date, in which case as of such date);

(b)          the Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement on or prior to the Closing; and

(c)          the Indemnity Participant shall have received those items identified in Section 1.2(c) as contemplated to be delivered by the Buyer.

ARTICLE VIII

INDEMNIFICATION

8.1         Indemnification by the Indemnity Participant. Subject to the limitations set forth in this Article VIII, from and after the Closing, the Indemnity Participant (without regard to culpability) shall defend and indemnify each Buyer Indemnified Party in respect of, and hold each Buyer Indemnified Party harmless against and will compensate and reimburse each Buyer Indemnified Party for, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to, or constituting:

(a)          any breach of or inaccuracy in any representation or warranty of the Seller, the Company or any Company Participant contained in this Agreement or any other agreement or instrument furnished by the Seller, the Company or any Company Participant to the Buyer pursuant to this Agreement;

(b)         any breach of or failure to perform any covenant or agreement of the Seller, the Company, any Company Participant or the Indemnity Participant contained in this Agreement, or any other agreement or instrument furnished by the Seller, the Company, any Company Participant or the Indemnity Participant to the Buyer pursuant to this Agreement;

(c)         the following Taxes: (i) any Taxes for, or allocated in accordance with Section 6.11(c) to, any Pre-Closing Tax Period due and payable by the Company or its Subsidiaries; (ii) any Taxes for which the Company or its Subsidiaries has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing; (iii) any Taxes for which the Company or its Subsidiaries has any liability as a transferee or successor, or pursuant to any contractual obligation existing as of the Closing, which Tax is attributable to the operations of the Company or its Subsidiaries on or prior to the Closing or an event or transaction occurring before the Closing; (iv) Seller’s share of Transfer Taxes pursuant to Section 6.11(b); and (v) any Taxes determined by a Taxing Authority pursuant to a final determination (within the meaning of Section 1313 of the Code or any corresponding or similar provision of other applicable Tax Law) to have been required to be withheld by the Company or any of its Subsidiaries, and the employer portion of any employment Taxes for which the Company or any of its Subsidiaries is liable, as a result of any compensatory payments made pursuant to agreements or arrangements between [**] and [**] in connection with the transactions contemplated by this Agreement; provided that, this subsection (c) shall not include any Taxes that arise as a result of or are otherwise attributable to (A) any actions occurring on the Closing Date after the Closing that are Outside of the Ordinary Course of Business or that otherwise occur by or at the direction of the Buyer or its Affiliates (including, for clarity, the manner in which the Buyer or its Affiliates finance the transactions contemplated by this Agreement), (B) any breach by Buyer or any of its Affiliates of this Agreement or (C) any Taxes that were taken into account in the calculation of the Closing Consideration;

(d)         the Planned Facility Acquisition Amount to the extent in excess of the amounts included in the calculation of the Closing Consideration or the Final Closing Adjustment; provided that, in the case of any Planned Facility Acquisition that closes after the Closing, such excess shall not include amounts incurred following the Closing as a result of a failure to consummate such Planned Facility Acquisition on substantially the same terms as set forth on Schedule 6.12, applied mutatis mutandis;

(e)         any claim (i) [**] or (ii) by any Person seeking to assert, or based upon: (i) the ownership or rights to ownership of any Equity Interest in the Seller, the Company or any of its Subsidiaries; (ii) any right of an equityholder of the Seller, the Company or any of its Subsidiaries, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under any Organizational Documents of the Seller, the Company or any Subsidiary; (iv) any repurchase, cancellation, termination or transfer of any Equity Interest in the Seller, the Company or any Subsidiary; (v) any failure of the Seller to have good, valid and marketable title to the Shares, free and clear of all Liens; or (vii) any inaccuracy in the Closing Payment Certificate; or

(f)          any Fraud by or on behalf of the Seller, the Company, any Subsidiary or any Company Participant in connection with the transactions contemplated by this Agreement

8.2         Indemnification Claims.

(a)         The Buyer shall give written notification to the Indemnity Participant of the commencement of any Third Party Action it seeks indemnification for. Such notification shall be given as promptly as reasonably practicable, and in any event within [**] after receipt by the Buyer of notice of such Third Party Action and shall describe in reasonable detail (to the extent then known by the Buyer) the facts constituting the basis for such Third Party Action and the amount of the claimed damages. No delay or failure on the part of the Buyer in so notifying the Indemnity Participant shall relieve the Indemnity Participant of any Liability hereunder except to the extent of any Liability caused by or arising out of such delay or failure or to the extent the Indemnity Participant is materially prejudiced thereby. Within [**] after delivery of such notification, the Indemnity Participant may, upon written notice thereof to the Buyer, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Buyer (such consent not to be unreasonably withheld, conditioned, or delayed) and the Buyer shall reasonably cooperate with the Indemnity Participant in connection therewith (at the Indemnity Participant’s expense with respect to any reasonable, documented, out-of-pocket expenses incurred by the Buyer), subject to the following conditions:

(i)           With respect to [**] Indemnity Matters, the defense shall be controlled by [**] so long as (x) the Indemnity Participant acknowledges in writing to the Buyer that any damages, fines, costs or other Liabilities that may be assessed against the Buyer in connection with such Third Party Action constitute Damages for which the Buyer shall be indemnified pursuant to this Article VIII; and (y) such Third Party Action does not assert material equitable or other non-monetary relief (other than preventing or rescinding the consummation of the transactions contemplated by this Agreement) against a Buyer Indemnified Party that cannot be separated from the underlying Claim for Damages); and

(ii)          With respect to indemnification claims that are not [**]Indemnity Matters, the Indemnity Participant may only assume control of such defense if:

(A)           it acknowledges in writing to the Buyer that any damages, fines, costs or other Liabilities that may be assessed against the Buyer in connection with such Third Party Action constitute Damages for which the Buyer shall be indemnified pursuant to this Article VIII;

(B)           the ad damnum in such Third Party Action, taken together with the estimated costs of defense thereof (as determined by the Indemnity Participant, acting reasonably) and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the then-current balance of the Indemnity Escrow Fund,

(C)           the Third Party Action does not involve Intellectual Property, Taxes (except as provided in Section 6.11(d)), any Governmental Entity as a party or criminal liability;

(D)           the Third Party Action does not involve a claim in which equitable or other non-monetary relief is sought against a Buyer Indemnified Party; or

(E)           the Buyer does not determine, based on advice from outside counsel made available to the Indemnity Participant (unless subject to attorney-client privilege, in which case, outside counsel shall provide written confirmation to the Indemnity Participant that it has made such determination), that there are issues that raise actual or potential conflicts of interest between the Company Participants (or the Indemnity Participant) and the Buyer Indemnified Party with respect to the defense of such Third-Party Claim, or the Buyer Indemnified Party has different or additional defenses available to it.

(iii)        For the avoidance of doubt, notwithstanding the immediately preceding proviso, the Indemnity Participant may assume the defense of any such Third Party Action with the prior written consent of the Buyer in its sole discretion.

(iv)        If the Indemnity Participant does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Buyer shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Buyer with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if the Buyer controls the defense of such Third Party Action pursuant to the terms of this Section 8.2(a).

(v)        If the Indemnity Participant is the Controlling Party, the Indemnity Participant shall not, without the without the prior written consent of the Buyer (which shall not be unreasonably withheld, conditioned or delayed), (x) agree to any settlement of any Third Party Action, unless such settlement: (I) involves only the payment of money damages born solely by the Indemnity Participant, and does not impose an injunction or other equitable relief on any Buyer Indemnified Party, (II) does not include any admission of wrongdoing or violation of Law on the part of any Buyer Indemnified Party and (III) includes a customary release (which may be a mutual release in the case of a [**] Indemnity Matter or, if reasonably acceptable to the Buyer, other indemnified matters) of the Buyer Indemnified Parties from all Liability with respect to the Third Party Action and customary confidentiality obligations (which may be mutual obligations, so long as any such obligations binding a Buyer Indemnified Party are subject to customary exceptions for disclosure required to comply with applicable Law (including stock exchange rules) and the requirements of any Legal Proceeding or other governmental inquiry) with respect to the substance of such settlement or (y) agree to the entry of any judgment arising from any Third Party Action.

(vi)         Except as provided in Section 8.2(e), in the event that the Buyer is the Controlling Party and the Buyer determines to settle or resolve any Third Party Action, the Buyer shall seek the consent of the Indemnity Participant to such settlement (which shall not be unreasonably withheld, conditioned or delayed). If the Indemnity Participant has consented to such settlement (which consent with respect to non-[**] Indemnity Matters shall be deemed to have been given unless the Indemnity Participant shall have objected within [**] after confirmed receipt of a written request for such consent by the Buyer expressly notifying the Indemnity Participant and the recipients set forth on Schedule 8.2(c)) that, if the Indemnity Participant does not respond to the request within [**], the Indemnity Participant will be deemed to have consented to the settlement), then the existence and amount of indemnifiable Damages, subject to the limitations set forth in this Article VIII applicable to the underlying matter, shall be determinative and binding upon the Indemnity Participant and the Indemnity Participant shall not have any power or authority to object to recovery by or on behalf of any Buyer Indemnified Party for any Damages claimed with respect to such settlement. If the Indemnity Participant has not consented to such settlement, then the Buyer shall not enter into such settlement unless, except with respect to [**] Indemnity Matters (which shall not be entered into without the Indemnity Participant’s express written consent) the amount of such settlement exceeds the then remaining Indemnity Escrow Fund by at least $[**], in which case the Buyer may enter such settlement without consent and the Indemnity Participant shall have the right to dispute the applicable Buyer Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VIII. For the avoidance of doubt, the terms and provisions of Section 6.11(d) shall control in the case of any Tax Contest and not this Section 8.2(a).

(b)          In order to seek indemnification under this Article VIII, the Buyer shall deliver a Claim Notice to the Indemnity Participant.

(c)          Within [**] after delivery of a Claim Notice in accordance with Section 11.1 (provided that, for purposes of this Section 8.2(c), such notice must also be delivered via email to the recipients set forth on Schedule 8.2(c)), the Indemnity Participant shall deliver to the Buyer a Response, in which the Indemnity Participant shall either: (i) agree that the Buyer Indemnified Parties are entitled to receive all of the Claimed Amount (in which case within [**] following delivery of the Response the Indemnity Participant and the Buyer shall deliver a written notice executed by both parties instructing the Escrow Agent to disburse to the Buyer Indemnified Parties from the Indemnity Escrow Fund an amount in cash equal to the Claimed Amount), (ii) agree that the Buyer Indemnified Parties are entitled to receive the Agreed Amount (in which case within [**] following delivery of the Response the Indemnity Participant and the Buyer shall deliver a written notice executed by both parties instructing the Escrow Agent to disburse to the Buyer Indemnified Parties from the Indemnity Escrow Fund an amount in cash equal to the Agreed Amount) or (iii) dispute that the Buyer Indemnified Parties are entitled to receive any of the Claimed Amount. The Indemnity Participant may also make reasonable requests for additional documentation and supporting evidence of the Damages identified in the Claim Notice, to the extent such material is in the Buyer’s possession and not subject to any legal privilege or confidentiality restrictions under Contract or applicable Law. Absent an express agreement to the contrary, acceptance by the Buyer Indemnified Parties of partial payment of any Claimed Amount shall be without prejudice to the Buyer Indemnified Parties’ right to claim the balance of any such Claimed Amount.

(d)          Subject to Sections 1.5(i) and 1.7(e), any Dispute shall be resolved in accordance with Section 11.13. If the Buyer seeks to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Indemnity Participant and the Buyer shall deliver to the Escrow Agent, promptly (and in any event within [**]) following the resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Indemnity Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of the resolution of the Dispute).

(e)          Notwithstanding the other provisions of this Section 8.2, if a customer or supplier asserts (other than by means of a lawsuit) that any Buyer Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which a Buyer Indemnified Party may be entitled to indemnification pursuant to this Article VIII, and the Buyer reasonably determines that the Buyer Indemnified Parties have a valid business reason to fulfill such obligation, then (i) the Buyer Indemnified Parties shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnity Participant, (ii) the Buyer Indemnified Parties may subsequently make a claim for indemnification in accordance with the provisions of this Article VIII, and (iii) the Buyer Indemnified Parties shall be reimbursed, in accordance with the provisions of this Article VIII, for any such Damages for which they are entitled to indemnification pursuant to this Article VIII (subject to the right of the Indemnity Participant, to dispute the applicable Buyer Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VIII).

8.3         Survival of Representations and Warranties and [**] Indemnity Matters.

(a)           Unless otherwise specified in this Section 8.3(a) or elsewhere in this Agreement, all provisions of this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms; provided, however, that, except in the case of Fraud, all representations and warranties that are covered by the indemnification obligations in Section 8.1(a) shall expire on the date that is [**] following the Closing Date (the “Survival Date”); provided further, however, that the representations and warranties set forth in Sections 2.1, 2.2(a), 2.2(b)(i), 2.3, 2.5, 3.1, 3.2, 3.3, 3.4(a), 3.4(b), 3.23 and 3.29 (the “Fundamental Representations”) and Section 3.9 shall survive until the date that is [**] after the expiration of the longest statute of limitations applicable to the subject matter of the applicable representation or warranty; and [**], the indemnification obligations for the [**] Indemnity Matters shall expire on the date that is [**] after the expiration of the longest statute of limitations applicable to such matters.

(b)          If the Buyer delivers to the Indemnity Participant, before expiration of a representation, warranty, covenant or agreement, either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Buyer, the Buyer shall promptly so notify the Indemnity Participant.

8.4         Limitations.

(a)           With respect to claims for Damages arising under Section 8.1(a), the Indemnity Participant shall not be liable for any such Damages until the aggregate amount of all such Damages exceeds $[**] (at which point the Indemnity Participant shall become liable for all Damages under Section 8.1(a) from the first dollar); provided that the limitation set forth in this sentence shall not apply (i) in the case of Fraud or (ii) to any claim pursuant to Section 8.1(a) relating to a breach of or inaccuracy in any of the Fundamental Representations or Section 3.9.

(b)           Except in the case of (x) Fraud, (y) claims under Section 8.1(e) or (z) claims relating to a breach of or inaccuracy in Section 2.3 (Ownership of Stock), Section 3.2 (Capitalization) or Section 3.23 (Certain Business Relationships with Affiliates) (solely to the extent Section 3.23 relates to arrangements with the Persons set forth on Schedule 8.4(b)) (collectively, the “[**] Indemnity Matters”), the aggregate liability of the Indemnity Participant for Damages under this Article VIII shall not exceed the amount then remaining in the Indemnity Escrow Fund (for so long as it exists). Except in the case of Fraud, on the date that no funds remain in the Indemnity Escrow Fund, the Buyer Indemnified Parties shall have no further right to indemnification from the Indemnity Participant, except for [**] solely with respect to the [**] Indemnity Matters, under this Article VIII or otherwise under or pursuant to this Agreement or any other agreement or instrument furnished by the Seller, the Company or any Company Participant to the Buyer pursuant to this Agreement.

(c)           Except in the case of Fraud, the aggregate liability of the Indemnity Participant and [**] for Damages with respect to the [**] Indemnity Matters shall not exceed the sum of the amount then remaining in the Indemnity Escrow Fund (for so long as it exists) plus the [**] Indemnity Amount, subject to Section 8.5. [**] set forth on Schedule 8.4(c) [**].

(d)           The amount of damages for any indemnified claim for Damages under this Article VIII shall be (i) reduced to take into account any Tax benefits realized by a Buyer Indemnified Party in connection with or otherwise attributable to the relevant Damages in the year such Damages are incurred or the immediately following year (e.g., a reduction in the amount of Taxes payable or the receipt or utilization of a Tax refund, credit, or other similar asset), provided, that, in computing the amount of any such Tax benefit, the Buyer Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction, or credit before recognizing any item arising from the incurrence or payment of any indemnified Damages and (ii) computed net of any insurance proceeds actually received by a Buyer Indemnified Party in respect of the event giving rise to such Damages or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement), net of costs of collection; provided that, that the amount of insurance proceeds actually received shall be calculated net of (x) the deductible applicable to such claim for Damages under the relevant insurance policies, (y) any out-of-pocket expenses, including legal fees, reasonably incurred and documented by a Buyer Indemnified Party in connection with the collection of such proceeds and (z) the portion of the premium paid for the relevant policies under which insurance recovery is sought with respect to claim for Damages that is reasonably allocable to the relevant coverage in the year such claim for Damages is made and any resulting premium increase.

(e)           The Indemnity Participant shall have no right of contribution against the Company with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(f)            The rights to indemnification set forth in this Article VIII shall not be affected by (i) any investigation conducted by or on behalf of any Buyer Indemnified Party or any knowledge acquired (or capable of being acquired) by any Buyer Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by the Buyer of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants. Other than with respect to any claim for Fraud, no Buyer Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Buyer Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(g)           In no event shall any Buyer Indemnified Party be entitled to seek or receive indemnification for the same Damages more than once under this Article VIII even if a claim for indemnification in respect of such Damages has been made as a result of a breach of more than one (1) representation, warranty, covenant or agreement contained in this Agreement.

(h)           In no event shall any Buyer Indemnified Party be entitled to indemnification pursuant to this Article VIII with respect to specific Damages to the extent such Damages are included in the calculation of the Final Closing Adjustment Statement or the Final Adjustment, as finally determined in accordance with Section 1.5, including any such Damages that are related to any reserve or other similar item included in such calculation.

(i)            Notwithstanding anything else in this Agreement to the contrary, except in the case of Fraud or claims for specific performance and except as set forth in Section 1.5, Section 1.7 and Section 6.11, indemnification under this Article VIII shall be the exclusive remedy of the Buyer for any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or for any matter arising out of or relating to this Agreement.

(j)            Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of or inaccuracy in any representation or warranty set forth in Article II, Article III or the Company Certificate and (ii) the amount of Damages for which any Buyer Indemnified Party may be entitled to indemnification under this Article VIII, each such representation or warranty (other than the representations and warranties set forth in clause (a) of Section 3.6 and, to the extent the associated expenses are accrued in the Company Financial Statements, the first two sentences of Section 3.17(a)) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect), it being understood that the word “Material” in the defined terms “Material Contract,” “Material Customer” and “Material Supplier” shall not be disregarded for such purpose.

(k)           Effective as of the Closing, the Seller, on behalf of itself, its Affiliates (other than the Indemnity Participant, the Key Employees or any directors or officers of the Company immediately prior to the Closing) and the respective beneficiaries, directors, managers, trustees, officers, employees, equityholders, agents, representatives, estate, heirs, successors and assigns of the Seller and its Affiliates (other than the Indemnity Participant, the Key Employees or any directors or officers of the Company immediately prior to the Closing), by its execution and delivery of this Agreement, hereby (a) waives any and all rights of indemnification, contribution and other similar rights against the Company or any Subsidiary (whether arising pursuant to any charter document of the Company or any Subsidiary, any contract, applicable Law or otherwise) arising out of the representations, warranties, covenants and agreements contained in this Agreement and/or out of the negotiation, execution or performance of this Agreement, and (b) forever waives, releases and discharges (and hereby agrees to cause each of its representatives to forever waive, release and discharge) with prejudice the Company, each Subsidiary, the Buyer, each Affiliate of the Company and the Buyer, and the respective beneficiaries, directors, managers, trustees, officers, employees, equityholders, agents, representatives, estate, heirs, attorneys, advisors, predecessors, successors and assigns of each such Person (collectively, the “Released Parties”), from any and all claims, counterclaims, rights (including rights of indemnification, contribution and other similar rights, from whatever source, whether under contract, applicable Law or otherwise), protests, suits, disputes, setoffs, demands, proceedings, causes of action, orders, obligations, contracts, agreements, fees (including attorney’s fees), debts, damages, and direct or indirect liabilities of whatever kind and character, whether known or unknown, direct or indirect, foreseen or unforeseen, presently existing or that may hereafter arise by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), accrued or unaccrued, matured or unmatured, prior to and through the Closing that such Person has, or could have, whether under federal, state, or foreign Law and whether sounding in contract, tort, or equity, against any of the Released Parties, including any claims arising from or out of (x) the negotiation, authorization, execution and delivery of this Agreement or any other agreement, instrument or document contemplated thereby, or (y) the Seller’s capacity as a holder of capital stock (or equity compensation or securities exercisable or exchangeable for or convertible into capital stock) of the Company or any Subsidiary; provided, however, this clause (b) shall not be construed as releasing any party from its obligations otherwise expressly set forth in this Agreement or any agreement delivered pursuant hereto. The Seller hereby expressly waives any and all provisions, rights and benefits conferred by §1542 of the California Civil Code (or any similar, comparable or equivalent provision or law) which section provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

(l)            Notwithstanding anything to the contrary set forth in this Agreement, none of the limitations set forth in this Article VIII, whether time-based, monetary or otherwise, including the survival periods set forth in Section 8.3(a) and the limitations in this Section 8.4, shall apply to any claims for Fraud.

(m)          Any payments made to a party pursuant to this Article VIII or pursuant to the Escrow Agreement shall be treated as an adjustment to the Closing Consideration for Tax purposes to the extent permitted by Law.

8.5          Recourse. If and to the extent that any Buyer Indemnified Party is entitled to indemnification under Section 8.1, each such Buyer Indemnified Party will recoup all or any portion of the Damages to which such Buyer Indemnified Party is entitled, (i) first, by recovering from the Indemnity Escrow Fund, which shall be the exclusive source of recovery for Damages under this Article VIII, except in the case of Fraud and claims with respect to the [**] Indemnity Matters and (ii) second, solely with respect to claims with respect to the [**] Indemnity Matters, after all amounts in the Indemnity Escrow Fund are exhausted, such Buyer Indemnified Party will be entitled to demand cash payment of monetary Damages from [**], with such recovery capped at the [**] Indemnity Amount, except in the case of Fraud.

8.6          Release of Indemnity Escrow Fund. Subject to and in accordance with the terms and conditions of the Escrow Agreement, on the Survival Date, the Buyer and the Indemnity Participant shall deliver a joint written instruction executed by each such party to the Escrow Agent instructing the Escrow Agent to promptly release the Escrow Release Amount to the Indemnity Participant in accordance with Section 1.6. Thereafter, after final resolution of each Pending Claim (and in no event later than [**] following such resolution), the Indemnity Participant and the Buyer shall deliver to the Escrow Agent a joint written instruction executed by each such party instructing the Escrow Agent to promptly (i) pay and distribute that portion, if any, of the Indemnity Escrow Fund held in respect of such Pending Claim that is to be paid, in accordance with such resolution, to the Buyer or a Buyer Indemnified Party and (ii) pay the amount then remaining in the Indemnity Escrow Fund not held in respect of other Pending Claims to the Indemnity Participant in accordance with Section 1.6.

8.7          No Rescission. No breach of any representation, warranty, covenant or agreement contained herein or in any ancillary agreement contemplated hereby shall give rise to any right on the part of Buyer, the Company or the Seller, after the Closing, to rescind this Agreement or any of the transactions contemplated hereby.

ARTICLE IX

TERMINATION

9.1          Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 9.1(b) through 9.1(e), by written notice by the terminating party to the other party) as provided below:

(a)             by mutual written consent of the Buyer and the Company;

(b)            by either the Buyer or the Company if the Closing shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the failure of the Closing to occur on or before the Outside Date was proximately caused by the failure of such party (or the Seller, in the case of termination by the Company) to perform any of its obligations under this Agreement; provided, further, that if on the date that would have been the Outside Date the conditions set forth in Section 7.1(b) and Section 7.2(a) are the only conditions in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that each such condition would be satisfied if the Closing were to occur at such time) that shall not have been satisfied on or before such date, then the Outside Date shall automatically be extended by a period of [**] (and all references to the Outside Date herein shall be as so extended);

(c)             by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was proximately caused by the failure of such party (or the Seller, in the case of termination by the Company) to perform any of its obligations under this Agreement;

(d)            by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Seller or the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Sections 7.2(b) or 7.2(c) not to be satisfied and (ii) shall not have been cured by the Company or waived by the Buyer within [**] following receipt by the Company of written notice of such breach or failure to perform from the Buyer; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Buyer if the Buyer is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e)             by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Sections 7.3(a) or 7.3(b) not to be satisfied and (ii) shall not have been cured by the Buyer or waived by the Company within [**] following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company if either the Seller or the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement.

(f)             by the Buyer, if the Seller Shareholders’ Approval shall not have been obtained prior to the Seller Shareholders’ Approval Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall terminate if it has not been exercised prior to the time that the Seller Shareholders’ Approval has been obtained and delivered to the Buyer.

9.2          Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no Liability on the part of the Buyer, the Company, the Company Participants or their respective officers, directors, equityholders, Representatives or Affiliates; provided, that (a) any such termination shall not relieve any party from Liability for damages for any Fraud or willful breach on the part of the Buyer, the Company or any Company Participant, as the case may be, including such party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement, (b) any such termination shall not relieve [**] of its obligations under Section 9.3 and (c) each of Section 5.2 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fee), Article XI (Miscellaneous) (in each case including the respective meanings ascribed to the related capitalized terms in Article X (Definitions)) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.12 hereof in lieu of terminating this Agreement pursuant to Section 9.1.

9.3          Termination Fee.

(a)             In the event that this Agreement is terminated (i) by the Buyer or the Company pursuant to Section 9.1(b) and at the time of such termination, the condition set forth in Section 7.1(a) or Section 7.1(c) has not been satisfied as a result of any matter set forth on Schedule 9.3(a), (ii) by the Buyer or the Company pursuant to Section 9.1(c) as a result of any matter set forth on Schedule 9.3(a) or (iii) by the Buyer pursuant to Section 9.3(f) at a time the Buyer is entitled to terminate under Section 9.1(b), then in each case the Company shall pay to the Buyer the Termination Fee by wire transfer of immediately available funds to such account(s) designated in writing by the Buyer no later than [**] after such termination, it being understood that in no event shall [**] be required to pay the Termination Fee on more than one occasion.

(b)            Unless the Termination Fee has been paid pursuant to Section 9.3(a), nothing in Section 9.3(a) will limit the right of the Buyer to (i) bring or maintain any action for specific performance prior to the termination of this Agreement or (ii) be indemnified in accordance with Article VIII. Each of the parties hereto acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, that the parties hereto would not enter into this Agreement absent such agreement and that each of the Termination Fee is not a penalty. Accordingly, if [**] fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, the Buyer commences a suit, action or proceeding which results in a judgment against [**] for the payment of the Termination Fee, [**] shall pay to the Buyer its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, action or proceeding, together with interest on such amount at an interest rate equal to [**] percent ([**]%) per annum beginning on the date such payment was required to be made through the date such payment was actually received.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“280G Benefits” has the meaning set forth in Section 6.6(a).

“280G Certification” has the meaning set forth in Section 6.6(e).

“280G Rules” has the meaning set forth in Section 6.6(a).

“280G Waiver” has the meaning set forth in Section 6.6(a).

“401(k) Participant” has the meaning set forth in Section 6.9(c).

“Accounting Principles” means the principles, policies, procedures, categorizations, definitions, methods, practices, judgments, classifications, estimation methodologies and techniques set forth in Schedule 10.1.

“Adjusted EBITDA” means EBITDA, including (x) a bad debt expense which shall not be less than [**] percent ([**]%) of revenue net of returns and (y) a fleet rental expense which is equal to the greater of, without duplication, (i) any amounts paid in cash labeled as “monthly depreciation” and/or “interest” indicated on an invoice pursuant to that certain Fleet Services Master Agreement with [**] or (ii) as recorded in the monthly financial statements delivered by the Company pursuant to Section 6.2(b) in accordance with the Accounting Principles, and subject to the following addbacks: (a) any fees, costs or expenses incurred by the Company in connection with the transactions contemplated by this Agreement, (b) any net losses from new revenue stream startup costs up to $[**] per fiscal quarter per project, (c) any revenue, fees, costs or expenses in connection with any ongoing strategically held operations located at the facilities referenced by the following lab codes: [**] (d) any fees, costs or expenses incurred by the Company in connection with any reasonable and documented third party legal costs in excess of $[**] per fiscal quarter, excluding legal costs incurred in conjunction with employee matters. Adjusted EBITDA shall not include (and, for avoidance of doubt, such amounts will be removed from EBITDA as if they didn’t occur for purposes of calculating Adjusted EBITDA): (i) any profits or gains that are extraordinary or exceptional due to their size, nature or type and outside the ordinary course of business by reference to the [**] months ended on December 31, 2023, and are not expected to recur, including, but not limited to (A) one-time gain and settlement fees in connection with the [**]; and (B) gain from debt forgiveness, including forgiveness of liability in connection with the [**]; (ii) any profits or gains of a capital nature (including, for the avoidance of doubt, those arising from any sale, disposal or scrapping of fixed assets); and (iii) revenue generated from the release of a provision that was not accrued in the period from January 1, 2025 to December 31, 2025.

“Adjusted EBITDA Measurement Period” has the meaning set forth in Section 1.7(c).

“Adjusted EBITDA Statement” has the meaning set forth in Section 1.7(c).

“Adjustment Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount.

“Adjustment Escrow Amount” means $[**].

“Adjustment Escrow Fund” means, as of any time, the Adjustment Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Affiliate” means, with respect to a Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Affiliated Funds” means [**], a Delaware limited partnership and [**], a Delaware limited partnership.

“Agreed Amount” means part, but not all, of the Claimed Amount, agreed to by the Indemnity Participant pursuant to Section 8.2(c).

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Anti-Bribery Laws” has the meaning set forth in Section 3.19.

“Base Purchase Price” means $230,000,000.

“[**]” has the meaning set forth in Section 1.5(e).

“Business” has the meaning set forth in Section 6.13(a).

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Wilmington, Delaware or New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.9(c).

“Buyer Business Day” means any day other than (a) a Saturday or Sunday or (b) New Years Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Day after Thanksgiving, Christmas Eve and Christmas Day, in each case in the United States.

“Buyer Certificate” means a certificate delivered by the Buyer (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Buyer by an authorized officer of the Buyer, to the effect that each of the conditions specified in clauses (a) and (b) of Section 7.3 is satisfied in all respects.

“Buyer Indemnified Parties” means the Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries).

“Buyer Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, would reasonably be expected to have a material adverse effect on the ability of the Buyer to enter into, perform its obligations under, or consummate the transactions contemplated by this Agreement.

“Buyer Payments” has the meaning set forth in Section 6.6(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” means a certificate which as of immediately prior to the Closing represented outstanding shares of Company Stock.

“Change” means any fact, change, event, circumstance or development.

“Change of Control Payments” means, without duplication of any other amounts included within the definition of Company Transaction Expenses and excluding the Employee Amount and the costs associated with the permitted Lease accommodations expressly contemplated by Schedule 1.2(b)(ii), any other payment, expense or fee that is created, accelerated, accrues or becomes payable by the Company or any Subsidiary to any Governmental Entity or other Person (i) under the express terms of any Contract of the Seller, the Company, or any of their respective Affiliates in effect as of the Closing Date or (ii) that has otherwise been agreed to by the Seller, the Company, or any of their respective Affiliates at or prior to the Closing, including in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby (whether or not payable at the Closing Date). For the avoidance of doubt, (i) the Change of Control Payments shall include the “Liquidated Payment” (as defined in the [**]) and (ii) this definition shall not be deemed to modify the Company’s obligations (and any limits thereon) under Section 6.3.

“Claim Notice” means written notification which contains (a) a description of the Damages incurred or reasonably expected to be incurred by the Buyer Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (b) a reasonable explanation for the basis of the claim, including the facts and circumstances upon which such claim is based and copies of any material notices or documents (including court papers) served on or received by the applicable Buyer Indemnified Party with respect to such claim, (c) a statement that the Buyer Indemnified Party is entitled to indemnification under Article VIII for such Damages and a reasonable explanation of the basis therefor, and (d) a demand for payment of the Claimed Amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Buyer Indemnified Party in connection with a claim for indemnification pursuant to Article VIII.

“Closing” has the meaning set forth in Section 1.2(a).

“Closing Adjustment” means the sum (which may be a positive or negative number) of (a) the Company Transaction Expenses, minus (b) the Closing Cash, plus (c) the Closing Indebtedness, minus (d) the Closing Net Working Capital, plus (e) the Working Capital Target.

“Closing Adjustment Items” means each component of Closing Adjustment, comprised of the amounts set forth in each of clauses (a) through (e) of the definition of Closing Adjustment.

“Closing Adjustment Statement” means the statement of the Closing Adjustment Items prepared in accordance with the provisions of Section 1.5(a) and, to the extent applicable, as modified pursuant to Sections 1.5(c) and (d).

“Closing Cash” means all cash and cash equivalents that can be converted within [**] from the date of purchase, held by the Company or its Subsidiaries (plus the amount of all un-cleared deposits of the Company and its Subsidiaries outstanding, and less the amount of all un-cleared checks or withdrawals of the Company or its Subsidiaries outstanding), but excluding all outstanding security or other custodial deposits, cash collateral (including cash held in escrow for securing certain lease obligations of the Company and its Subsidiaries) not released from collateral within [**] of the Closing Date and cash otherwise subject to any legal, contractual or other restriction on the ability to freely transfer or use such cash for any lawful purpose measured as of the Measurement Time and determined in accordance with the Accounting Principles.

“Closing Consideration” means an amount in cash equal to (a) the Base Purchase Price, minus (b) the Estimated Closing Adjustment (which for the avoidance of doubt may be a positive or negative number), minus (c) the Adjustment Escrow Amount, minus (d) the Indemnity Escrow Amount.

“Closing Date” has the meaning set forth in Section 1.2(a).

“Closing Indebtedness” means all Indebtedness of the Company and its Subsidiaries to the extent outstanding as of the Measurement Time (including, notwithstanding anything herein to the contrary, any Indebtedness repaid pursuant to Section 1.3(b)(ii)), excluding the Indebtedness under the Credit Facility.

“Closing Net Working Capital” means the Company’s current assets, less current liabilities as of the Measurement Time and calculated using only the line item categories set forth in the illustrative stratified balance sheet on Schedule 10.2 (each determined in accordance with the Accounting Principles). For purposes of calculating the Closing Net Working Capital, the Company’s current assets shall not include Closing Cash and any Tax assets, and the Company’s current liabilities shall not include any Indebtedness or Company Transaction Expenses.

“Closing Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which sets forth (i) a calculation of the payments to be made by the Buyer in accordance with Section 1.3(b), (ii) the identity of each Person entitled to a payment pursuant to Section 1.3(b) or to any Future Payment, (iii) the amount due to each such Person (if payable, in the case of Future Payments) and (iv) the applicable wire instructions for the account or accounts of such Person.

“COBRA” means the requirements for continuation health coverage under ERISA Section 601 et seq. and Section 4980B of the Code and any comparable state Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 3.17(d).

“Company Certificate” means a certificate delivered by the Company (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Company by an authorized officer of the Company, to the effect that each of the conditions specified in clauses (b), (c) and (d) of Section 7.2 is satisfied in all respects.

“Company Data” shall mean all data and information stored or Processed by or on behalf of the Company or its Subsidiaries, including without limitation Personal Data.

“Company Employee” means any employee (whether current or former) of the Company or its Subsidiaries.

“Company Financial Statements” means:

(a)       the consolidated audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company as of the end of and for each of the fiscal years ended December 31, 2023, 2022 and 2021; and

(b)       the consolidated unaudited balance sheets of the Company and its Subsidiaries as of July 31, 2024, and the related consolidated unaudited statements of operations, changes in stockholders’ equity and cash flows for each of the months then ended.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the knowledge of each of [**], in each case after due and reasonable inquiry.

“Company Licensed Intellectual Property” means all Intellectual Property that is, or is purported to be, licensed to the Company or its Subsidiaries by any third party.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the business, the assets, liabilities, financial condition, or the results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to enter into, perform its obligations under, or consummate the transactions contemplated by, this Agreement; provided, however, that for purposes of clause (a) above “Company Material Adverse Effect” shall not include (either alone or in combination with any other event) any Change, directly or indirectly, arising out of, relating to or attributable to any of the following: (i) Changes in the United States or worldwide economy in general as well as in geopolitical conditions or the securities, syndicated loan, credit or financial markets generally, (ii) Changes in the industry in which the Company and the Subsidiary operate, (iii) earthquakes, tornados, hurricanes, floods, acts of God and other force majeure events; (iv) any Public Health Event; (v) declaration of war, sabotage, armed hostilities, international or national calamity, cyber-related hostilities, or acts of terrorism; (vi) any Changes in Law, regulations or accounting rules (including GAAP), including the interpretations thereof, or any generally applicable Changes after the date hereof in the interpretation or enforcement of any of the foregoing; (vii) in each case other than for purposes of any representation and warranty contained in Sections 2.2(b), 2.2(c) or 3.4(b) and other than any Legal Proceeding, the announcement of this Agreement or the pendency of the purchase of the Shares as contemplated hereunder, including (A) the identity of Buyer, (B) any actions taken by competitors resulting therefrom, and (C) any impact on relationships with vendors, suppliers, customers, resellers, distributors, channel partners, employees or similar relationships resulting therefrom, including any reduction in revenues resulting therefrom, (viii) other than for purposes of any representation and warranty contained in Sections 2.2(b), 2.2(c) or 3.4(b), compliance with the terms of this Agreement or the taking of any action (or the omission of any action) expressly required by this Agreement; (ix) any breach by Buyer or any of its Affiliates of this Agreement or any other agreement entered into hereunder; or (x) any failure by the Company and its Subsidiaries to meet any estimates, expectations, budgets, projections or forecasts, whether or not published, internally prepared or provided to Buyer or any of its Representatives (but not the underlying causes of such failure to the extent such effect is not otherwise excluded from this definition of Company Material Adverse Effect); provided, that any Change referred to in clauses (i), (ii), (iii), (iv), (v), (vi) or (x) of the foregoing proviso may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect is such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in the industries and markets in which Company and its Subsidiaries operate (in which case, only the incremental disproportionate adverse impact may be taken into account in determining whether there has been or will reasonably be expected to be a Company Material Adverse Effect). In addition, events of default under the Credit Facility shall not be a Company Material Adverse Effect unless and until Perceptive exercises its rights and remedies thereunder ([**]). For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Offerings” means the services that the Company or its Subsidiaries (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous [**], or (iii) currently plans to provide or make available to third parties in the future.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries, in whole or in part.

“Company Participant” means any of the Seller and the Indemnity Participant.

“Company Plan” means any Employee Benefit Plan in respect of any current or former employee, individual independent contractor, director, officer or shareholder of the Company or its Subsidiaries that is sponsored or maintained by the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has made or makes contributions or has or may have any Liability, including any arrangement provided by a professional employer organization, but excluding any such arrangement that is sponsored or maintained by a Governmental Entity and to which the Company or its Subsidiaries contributes or has an obligation to contribute pursuant to applicable Law.

“Company Privacy Policy” shall mean each external or internal, past or present written privacy policy or other privacy- or security-related policy, notice, representation, obligation, or promise of the Company or its Subsidiaries, including any policy, notice, representation, obligation, or promise, relating to: (a) the privacy of any individuals, including users of any product or service of the Company or its Subsidiaries; (b) the Processing or security of any Personal Data; or (c) information about individuals who are employees of the Company or its Subsidiaries or are associated with Persons with which the Company or its Subsidiaries has an agreement.

“Company Products” means Company Offerings and any products sold, dispensed, compounded, packaged, labeled, advertised or distributed by the Company or its Subsidiaries.

“Company Registrations” means Intellectual Property Registrations for (i) any Company Owned Intellectual Property or (ii) Company Licensed Intellectual Property for Intellectual Property that is exclusively licensed to the Company.

“Company Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Transaction Expenses” means (i) all costs, fees and expenses of the Company or any Subsidiary incurred and that remain unpaid as of Closing in connection with (x) this Agreement and the transactions contemplated hereby (including the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby), (y) the giving of notices to, and receiving consents and approvals from, Governmental Entities and third parties in connection with the transactions contemplated hereby, or (z) any other sales process for the Company and its Subsidiaries, including any negotiations and discussions with any other potential acquirers of the Company or any of its Subsidiaries or their respective businesses or assets, including in the case of each of clause (x) and (y) Change of Control Payments and any brokerage fees and commissions, finders’ fees or financial advisory or other consultant fees and any fees and expenses of counsel or accountants payable by the Company or any of its Subsidiaries, whether incurred prior to the date of this Agreement or at the Closing Date, that are incurred and remain unpaid as of Closing, plus (ii) [**] percent ([**])% of the fees and expenses of the Escrow Agent, plus (iii) the D&O Tail Premium, plus (iv) [**] percent ([**]%) of the costs, fees and expenses associated with, the Healthcare Consultants, any other consultants retained by the Seller, the Company or the Buyer, and any filing or submission fees in connection therewith.

“Company Warrant” means each warrant or other contractual right to purchase or acquire shares of Company Stock.

“Confidentiality Agreement” means the Confidential Disclosure Agreement-Mutual, dated as of [**], by and between the Company and the Telix Pharmaceuticals (Innovations) Pty Ltd., as amended by the First Amendment to Confidential Disclosure Agreement, dated [**].

“Contract” means any contract, subcontract, covenant, plan, undertaking, concession, agreement, purchase order, delivery order, agreement in principle, franchise, instrument, license, sublicense, lease (including any Lease), sublease, note, bond, indenture, deed of trust, mortgage, Lien, loan agreement, instrument of Indebtedness or other understanding, commitment or arrangement, whether written or oral.

“Continuing Employee” means a Company Employee as of the Closing.

“Controlling Party” means the party controlling the defense of any Third Party Action.

“COVID-19” means the novel coronavirus disease 2019.

“Credit Facility” means that certain [**], dated as of [**] (as amended by that certain [**] dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**], that certain [**], dated as of [**]) and that certain [**], dated as of [**], by and among Seller, the Company, Perceptive, in its capacity as a Lender and Administrative Agent, and the other Lenders named therein, and, collectively with any Notes, the Security Documents (as defined therein), any Guarantee Assumption Agreement, that certain [**], dated as of [**] and any subordination agreement, intercreditor agreement or other present or future document, instrument, agreement, exhibit, schedule or certificate delivered or executed in connection therewith, in each case, as amended, restated, supplemented or otherwise modified.

“Current Policies” has the meaning set forth in Section 6.10(b).

“D&O Tail” has the meaning set forth in Section 6.10(b).

“D&O Tail Premium” has the meaning set forth in Section 6.10(b).

“Damages” means any and all claims, debts, obligations and other Liabilities, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution procedures); provided; however, that Damages shall not include any punitive or exemplary damages except to the extent that the same are actually paid or incurred by an Indemnified Party in connection with a Third Party Action.

“Data Processing Contract” shall mean any Contract to which the Company or its Subsidiaries is or was a party or by which the Company or its Subsidiaries is or was bound, that relates to any Processing of Personal Data originating in any jurisdiction, or any other jurisdiction in which the Company collects or Processes Personal Data, including the United States and European Economic Area (EEA) by a third party for or on behalf of the Company or its Subsidiaries.

“Data Security Incident” means any actual, suspected, reported, or claimed breach of security of Company Data or any systems, databases, or other locations where Company Data is Processed regardless of whether such an incident triggers any notice or reporting obligations under applicable Information Privacy and Security Laws, including any actual, suspected, reported, or claimed (a) unauthorized access to, acquisition of, or Processing of Company Data; (b) unauthorized or accidental loss, alteration, disclosure, deletion or destruction of Company Data; (c) compromise, intrusion, interference with or unauthorized access to networks, systems, databases, servers, or electronic or other media of the Company’s Internal Systems on which Company Data is Processed or from which Company Data may be accessed; or (d) other similar event that could compromise the privacy, confidentiality, or integrity of Company Data.

“Determination Date” has the meaning set forth in Section 1.7(e).

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” means the Disclosure Schedule delivered by the Seller and the Company to the Buyer on the date hereof. The Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Agreement. The disclosures in any section or paragraph of the Disclosure Schedule shall qualify only (a) the corresponding section or paragraph in this Agreement, and (b) in the case of disclosure corresponding to sections and paragraphs contained Articles II and III of this Agreement, other sections or paragraphs in Articles II and III of this Agreement as applicable, to the extent that it is readily apparent from a reading of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

“Dispute” means the dispute resulting if the Indemnity Participant in a Response disputes the Liability of the Indemnity Participant for all or part of a Claimed Amount.

“Dispute Period” has the meaning set forth in Section 1.7(e).

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“DOL” has the meaning set forth in Section 3.17(a).

“EBITDA” means the Company and its Subsidiaries earnings before interest, taxes, depreciation, and amortization, calculated in accordance with the principles, practices, policies, procedures, conventions, classifications, estimation techniques, judgments, and methodologies that were actually applied in preparing the Company Financial Statements (including in relation to the exercise of accounting discretion and judgement) as of December 31, 2023, disregarding any changes in GAAP after December 31, 2023.

“Employee Amount” means (a) all amounts payable pursuant to the [**] “discretionary bonus plan” and any change in control or transaction-based bonus plan, severance plan, retention, employment, consulting, compensation or other arrangement or agreement between the Company or its Subsidiaries and a Company Employee, in each case, that are payable in connection with the transactions contemplated by this Agreement alone or in combination with any other event, or amounts payable pursuant to the arrangements set forth on Schedule 10.3, plus (b) all Liabilities for unfunded or underfunded Liabilities under any deferred compensation, defined benefit pension, supplemental retirement or post-employment welfare plan or arrangement as of immediately prior to the Closing, plus (c) all Liabilities for accrued vacation time/paid time off as of the Closing Date, plus (d) all Liabilities for unpaid severance arising from any terminations prior to the Closing (whether or not accrued), plus (e) the employer’s share of Taxes payable with respect to all such amounts described in the foregoing clauses (a) through (d), including, the employer’s share of Taxes payable with respect to the portion of the Closing Consideration payable to an Indemnity Participant who is, immediately prior to the Effective Time, a Company Employee, and which in each case shall include such Liabilities with respect to employees, consultants or independent contractors (in each case, in the event the Closing occurs in 2024, computed assuming the wage base limitation has been exceed for the purposes of Taxes under Section 3111(a) of the Code and, in the event the Closing occurs in [**], computing Taxes under Section 3111(a) using the actual wages paid prior to Closing for purposes of the wage base limitation, but only including [**] percent ([**]%) of such Taxes in the Employee Amount); provided, however, “Employee Amount” shall exclude (x) any amounts reflected in Closing Net Working Capital and (y) any amounts payable after Closing as a result of any Contracts or arrangements entered into by the Company or the Buyer after Closing or that otherwise arise or are incurred due to any action taken by or at the direction of the Buyer or any of its Affiliates.

“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements, severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, profits interests, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus plans, programs or arrangements, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Employee Retention Credit” means the employee retention tax credit set forth in Section 2301 of the CARES Act as amended (including any similar or corresponding provision of other applicable Law).

“Environmental Law” means any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater, sediment, and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the preservation or protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used in this definition, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” means, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated and whether settleable in cash, stock or other property or interest) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or its Subsidiaries.

“Escrow Agent” means [**], as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement in the form attached hereto as Exhibit A.

“Escrow Funds” means the Adjustment Escrow Fund and the Indemnity Escrow Fund.

“Escrow Release Amount” means the amount then held in the Indemnity Escrow Fund minus the amount of any Pending Claim.

“Estimated Closing Adjustment” means the estimate of the Closing Adjustment as of the Closing Date, as set forth in the Estimated Closing Adjustment Statement.

“Estimated Closing Adjustment Statement” has the meaning set forth in Section 1.5(a).

“Expected Claim Notice” means a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, the Buyer reasonably expects to incur Damages for which it is entitled to indemnification under Article VIII.

“Exploit” means develop, design, test, modify, make, use, sell, have made, have sold, import, reproduce, market, offer for sale, distribute, commercialize, support, maintain, publicly display, translate, adapt, correct and prepare derivative works of.

“Export Control Rules” means all Laws of any Governmental Entity relating to the import or export of goods, technology, or services or trading embargoes or other trading restrictions, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Control Reform Act, the Export Administration Regulations, the International Economic Emergency Powers Act, and executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and comparable foreign Laws.

“Facility Seller Entity” has the meaning set forth in Schedule 6.12.

“Final Adjustment” has the meaning set forth in Section 1.5(g).

“Final Closing Adjustment Statement” has the meaning set forth in Section 1.5(e).

“Final Invoices” has the meaning set forth in Section 1.3(a).

“First Milestone Quarter” has the meaning set forth in Section 1.7(a)(i).

“Fraud” means knowing and intentional common law fraud under Delaware Law, including (i) a false representation, (ii) made with actual (and not constructive) knowledge that such representation is false, (iii) with an intent to induce the party to whom such representation is made to act or refrain from acting, (iv) the action taken, or action not taken, by the party to whom such representation is made resulted from a reasonable reliance on such representation and (v) the party to whom such representation is made incurred Damages by reason of such reliance. For the avoidance of doubt, “Fraud” will not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory.

“Fundamental Representations” has the meaning set forth in Section 8.3(a).

“Future Payments” means, collectively, (a) any Final Closing Adjustment that becomes payable to the Indemnity Participant pursuant to Section 1.6, plus (b) any portion of the Adjustment Escrow Fund or Indemnity Escrow Fund that becomes distributable to the Indemnity Participant pursuant to this Agreement and the Escrow Agreement, plus (c) any Milestone Payments that become payable as additional consideration pursuant to Section 1.7, plus (d) any amounts that become payable to the Indemnity Participant pursuant to Section 6.11(f).

“GAAP” means United States generally accepted accounting principles, including standards and interpretation issued or adopted by the Financial Accounting Standards Board.

“[**]” means [**].

“Government Contract” has the meaning set forth in Section 3.13(a)(xvii).

“Governmental Entity” means (i) any Healthcare Regulatory Authority and (ii) any other U.S. or foreign federal, state, local or municipal government or any agency, instrumentality, commission, office, legislative body, court, arbitrational tribunal, mediator, securities exchange, administrative agency, government authority or other governmental or quasi-governmental or regulatory authority or body.

“Healthcare Consultants” means [**], or such other consultant as may be mutually acceptable to the Buyer and the Company.

“Healthcare Regulatory Authority” means the U.S. Food and Drug Administration (“FDA”), the U.S. Nuclear Regulatory Commission (“NRC”), Centers for Medicare & Medicaid Services (“CMS”), State Pharmacy Boards, agencies of U.S. states that regulate nuclear materials pursuant to agreements with the NRC under Section 274 of the Atomic Energy Act of 1954, as amended (“Agreement States”), and any other applicable Governmental Entity with jurisdiction or authority to regulate the development, manufacturing, testing, labeling, packaging, sales, pricing, reimbursement, distribution, importing, exporting, and other development and commercialization activities relating to the Company Products in such country or jurisdiction.

“HHS” has the meaning set forth in Section 3.20(f).

“HIPAA” Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d et seq. and its implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Illuccix” means Illuccix® (kit for the preparation of Ga-68 gozetotide injection), also known as 68Ga-PSMA-11 injection.

“Illuccix Measurement Period” has the meaning set forth in Section 1.7(c).

“Illuccix Statement” has the meaning set forth in Section 1.7(c).

“Indebtedness” with respect to any Person means (a) any indebtedness or other obligation of such Person for borrowed money, including indebtedness evidenced by notes, bonds, mortgages, debentures or similar instruments, but disregarding any unamortized financing or transaction cost or other similar account which reduces the value of the long-term debt on the balance sheet of the Company and its Subsidiaries; (b) the Planned Facility Acquisition Amount and any other obligation of such Person incurred for all or any part of the purchase price of property or other assets (including the maximum potential amount of earnout, milestone, royalty, seller note, installment payment, contingency payments and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (c) any outstanding amounts received under a repayable grant facility or program; (d) the face amount of all letters of credit issued for the account of such Person; (e) deferred revenue Liabilities of such Person; (f) any amounts outstanding for the financing of insurance premiums for calendar year 2024; (g) obligations of such Person (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens; (h) any obligations related to finance leases under ASC 842, and any off-balance sheet financing of such Person; (i) the Employee Amount; (j) all Liabilities of such Person for accrued interest, fees and charges in respect of any indebtedness; (j) all Liabilities of such Person arising out of hedging, interest rate and currency swap arrangements, collar agreements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, in each case, to the extent payable if such agreements are terminated at the Closing; (k) Liabilities of such Person pursuant to conditional sale or other title retention agreements; (l) all bankers acceptances and overdrafts of such Person; (m) the Pre-Closing Tax Amount, (n) all Liabilities of the type described in the other clauses of this definition of any other Person for which such first Person is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations; and (o) all interest, prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable by such Person as a result of the prepayment or discharge of any of the foregoing; provided, however, “Indebtedness” shall exclude (x) the principal balance of the fleet program at the time of the Closing pursuant to that certain Fleet Services Master Agreement with [**] (it being agreed that an accrual for any partial month payable or prepaid expenses associated with such fleet program shall be included in the calculation of Closing Net Working Capital) and (y) the value of any consigned inventory prior to the Closing Date.

“Indemnity Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount.

“Indemnity Escrow Amount” means $[**].

“Indemnity Escrow Fund” means, as of any time, the Indemnity Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Indemnity Participant” has the meaning set forth in the first paragraph of this Agreement.

“Information Privacy and Security Laws” means: (a) any and all applicable Laws concerning the Processing of Personal Data, including, to the extent applicable, the Federal Trade Commission (FTC) Act, as applied or interpreted by the FTC, whether through binding enforcement actions or published guidance; the Children’s Online Privacy Protection Act (COPPA) and the FTC’s COPPA rule; The Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003 and the FTC’s CAN-SPAM Rule; the Telephone Consumer Protection Act (TCPA) and any implementing regulations thereunder; the Gramm-Leach-Bliley Act (GLBA) and all applicable GLBA rules and regulations; the Fair Credit Reporting Act (FCRA) and all applicable FCRA rules and regulations; state data protection Laws, including the California Consumer Protection Act (CCPA) and its implementing regulations, the California Privacy Rights Act (CPRA) and any implementing regulations thereunder, and other US state comprehensive privacy laws (such as in Colorado, Connecticut, Virginia, and Utah); state laws regulating consumer health data (such as in Washington, Connecticut, and Nevada); Massachusetts 201 CMR 17.00: Standards for the Protection of Personal Information of Residents of the Commonwealth; state data breach notification Laws; state privacy and consumer protection Laws; the European Union’s Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 (General Data Protection Regulation); the European Union’s Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (Directive on privacy and electronic communications), as amended by Directive 2009/136/EC of 25 November 2009; and all other applicable privacy, data security, data protection, and consumer protection laws of any jurisdiction, including the European Union, Brazil, China, Ecuador, India, Mexico, the Ukraine, the United Kingdom, Canada, Australia or the United States, or any other jurisdiction in which the Company collects or Processes Personal Data, (b) all applicable regulatory and self-regulatory guidelines, rules, codes, or principles relating to the Processing of Personal Data, including, to the extent applicable, the Digital Advertising Alliance’s Self-Regulatory Principles, available at https://digitaladvertisingalliance.org/principles and the European Principles of the European Interactive Digital Advertising Alliance (EDAA), available at https://www.edaa.eu.european-principles/; and the Payment Card Industry Data Security Standards (PCI-DSS), and (c) all other applicable consumer protection Laws relating to the Processing of Personal Data.

“Intellectual Property” means the following subsisting throughout the world:

(a)	Patent Rights;

(b)	Trademarks and all goodwill in the Trademarks;

(c)	copyrights, designs, Software, Documentation, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d)	mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e)	inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f)	other proprietary rights relating to any of the foregoing (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress, but including any domain name registrations and social media accounts), registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” means the software and documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company or its Subsidiaries in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Company Offerings, whether located on the premises of the Company or its Subsidiaries or hosted at a third party site.

“Inventory” means all inventories, including inventories of products, work-in-process, finished goods, raw materials, supplies (including rights and interests in goods in transit, consigned inventory, inventory sold on approval and rental inventory) and all returned products, samples and obsolete and non-salable inventory, in each case, consistent with Schedule 1.5(b).

“Inventory Count” has the meaning set forth in Section 1.5(b).

“Key Employee” has the meaning set forth in the Recitals to this Agreement.

“Key Employee Arrangement” has the meaning set forth in the Recitals to this Agreement.

“Law” means any United States federal, state, municipal, or local or foreign law (including common law), constitution, treaty, statute, ordinance, code, rule, regulation, or any decree, order, injunction, rule, judgment, writ, stipulation, consent, assessment, award or act of or by any Governmental Entity or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease, sublease, license, permit, instrument, or occupancy agreement (including any amendments, side letters, letters of credit, ancillary agreements, waivers and modifications thereto) pursuant to which the Company or its Subsidiaries leases, subleases, or licenses from or to another party any real property, or otherwise uses or occupies or has the right to use or occupy any real property.

“Legal Proceeding” means any action, suit, demand, proceeding (including administrative proceeding), claim, complaint, hearing, audit, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Liability” means any debt, loss, damage, claim, Tax, fine, penalty, expense, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto, including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation.

“Licensed Personnel” has the meaning set forth in Section 3.20(g).

“Lien” means any mortgage, pledge, security interest, encumbrance, charge, hypothec, prior claim, occupancy right, option, right of first refusal or offer, adverse claim, lease, easement, license, option, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other lien or encumbrance of any nature (whether arising by contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, the Liabilities of the Company or any Subsidiary in respect of which are not overdue or otherwise in default, (b) liens for Taxes, assessments or other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established in accordance with GAAP; (c) easements, covenants, conditions, rights-of-way leases, restrictions and other similar charges and encumbrances of record with respect to real property that do not impair and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (d) zoning, building, land use and other similar legal requirements with respect to real property that are imposed by any Governmental Entity which are not violated by the current use or occupancy of such leased real property or the operation of the Company or its Subsidiaries thereon; (e) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (f) transfer restrictions under applicable securities Laws or (g) liens on goods in transit incurred pursuant to documentary letters of credit, in each case of the foregoing clauses (a) – (g), solely to the extent arising in the Ordinary Course of Business of the Company and its Subsidiaries and which are not otherwise material to the Company and its Subsidiaries, taken as a whole.

“Material Contract” has the meaning set forth in Section 3.13(a).

“Material Customers” has the meaning set forth in Section 3.22.

“Material Suppliers” has the meaning set forth in Section 3.22.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA or any other Environmental Law), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act or any other Environmental Law), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act or any other Environmental Law), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof) including asbestos, mold, radon, per- or polyfluoroalkyl substances, or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Measurement Time” has the meaning set forth in Section 1.5(a).

“Measurement Period” has the meaning set forth in Section 1.7(c).

“Milestone #1” has the meaning set forth in Section 1.7(a)(i).

“Milestone #2” has the meaning set forth in Section 1.7(a)(ii).

“Milestone #3” has the meaning set forth in Section 1.7(a)(iii).

“Milestone #4” has the meaning set forth in Section 1.7(a)(iv).

“Milestone Dispute Notice” has the meaning set forth in Section 1.7(c).

“Milestone Payment #1” has the meaning set forth in Section 1.7(a)(i).

“Milestone Payment #2” has the meaning set forth in Section 1.7(a)(ii).

“Milestone Payment #3” has the meaning set forth in Section 1.7(a)(iii).

“Milestone Payment #4” has the meaning set forth in Section 1.7(a)(iv).

“Most Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means July 31, 2024.

“Net Revenue Measurement Period” has the meaning set forth in Section 1.7(c).

“Net Revenue Statement” has the meaning set forth in Section 1.7(c).

“Neutral Accountant” has the meaning set forth in Section 1.5(e).

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Objection Notice” has the meaning set forth in Section 1.5(d).

“OIG” has the meaning set forth in Section 3.20(f).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” means [**].

“Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Pay-Off Indebtedness” means the Indebtedness owed to the parties set forth on Schedule 10.4.

“Pay-Off Letter” has the meaning set forth in Section 1.3(a).

“Pending Claim” means any unsatisfied claim with respect to any Claim Notice delivered to the Indemnity Participant on or prior to the Survival Date.

“Perceptive” means Perceptive Credit Holdings III, LP.

“[**] Indemnity Amount” means $[**].

“[**] Indemnity Matters” has the meaning set forth in Section 8.4(b) of this Agreement.

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property or by Healthcare Regulatory Authorities) that are legally required for the operation of the business of the Company as currently conducted (after giving effect to the Planned Facility Acquisitions).

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“Personal Data” shall mean any data or information in any media that relates to an identified or identifiable specific individual or could reasonably be associated with an individual or their, browser, computer or other device (including laptops, mobile phones, tablets, connected TVs, set-top boxes, kiosks and virtual reality hardware), and any other data or information that constitutes personal data, personal information, or personally identifiable information under any applicable Law, including the Information Privacy and Security Laws, and includes any of the following types of information and any information that is combined, stored, linked or otherwise associated with any of the following types of information: a natural person’s first and last name, home or other physical address, telephone number, e-mail address, username and password, photograph, video or audio file that contains a person’s image or voice, Social Security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit or debit card number or other financial information, or customer or account number, IP address, cookie information, identification number, location data that relates to an identifiable person, browser, computer or device, and is capable of determining with reasonable specificity the actual physical location of such person, browser, computer or device, an online or other persistent identifier, or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of an individual.

“Planned Facility Acquisitions” means the acquisition of the radiopharmacy businesses as set forth in Schedule 6.12.

“Planned Facility Acquisition Amount” means the sum of the following amounts paid or payable by the Company or its Subsidiaries in connection with the Planned Facility Acquisitions: (a) the total consideration payable (as purchase price or otherwise) in connection with each Planned Facility Acquisition (including, for the avoidance of doubt, payments to settle obligations of the Facility Seller Entities) at the closing date of each Planned Facility Acquisition, plus (b) the present value of the maximum potential amount of all deferred payments (regardless of form, including any notes issued by any Facility Seller Entity) and contingent payments, including any earnout, milestone, royalty obligation or similar contingent obligation of the Company or any Subsidiary incurred or created in connection with a Planned Facility Acquisition, discounted at a cost of capital of [**] percent ([**]%), plus (c) if a Planned Facility Acquisition occurs after the Closing, any amounts incurred after the Closing and at or prior to the closing of the applicable Planned Facility Acquisition that would have been Closing Indebtedness or Company Transaction Expenses had such amounts been incurred as of the Closing. For the avoidance of doubt, it is understood and agreed that “Indebtedness” and “Company Transaction Expenses” shall each include any amounts contemplated by the definition thereof incurred by the Company or its Subsidiaries in connection with the Planned Facility Acquisitions. As of any date of determination, the components of the Planned Facility Acquisition Amount shall be determined by reference to (i) in the case of components that reference obligations to the Facility Seller Entities, (A) actual amounts, if known at such time, (B) if the foregoing is not available, by reference to amounts set forth in the final, executed Radiopharmacy Acquisition Agreements or any ancillary agreements entered in connected with the Planned Facility Acquisitions, where applicable and (C) if the foregoing is not available, by reference to amounts set forth in Schedule 6.12, where applicable and (ii) in the case all other components, (A) actual amounts, if known at such time, (B) if the foregoing is not available, by reference to amounts set forth in Schedule 6.12, where applicable and (C) if the foregoing is not available, a good faith estimate as of such date; provided, in each case, that if an amount other than the actual amount is used in any determination of the Planned Facility Acquisition Amount, that shall not prevent the use of the corresponding actual amount in any subsequent determination of the Planned Facility Acquisition Amount.

“PPACA” has the meaning set forth in Section 3.17(g).

“PPP Loan” means that certain Paycheck Protection Program Loan, dated [**], issued to the Company in the principal amount of $[**].

“Preliminary Closing Date Payee Schedule” means the schedule attached hereto as Exhibit C setting forth a list, prepared in good faith, of the expected recipients (estimated as of the date hereof) of amounts payable pursuant to Section 1.3(b) and all Future Payments.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Amount” means an amount equal to all unpaid Taxes of the Company for the Tax period (or portion thereof) that ends on the Closing Date and, to the extent the Closing occurs after December 31, 2024, the immediately preceding Tax period to the extent a Tax Return has not been filed as of the Closing Date or a Tax Return for such period has been filed but all Taxes shown as due and payable thereon have not been fully paid, which amount shall be calculated solely for (x) each jurisdiction in which the Company is currently filing Tax Returns and (y) each jurisdiction in which the Company commenced activities and became subject to Tax on or after January 1, 2024 and prior to the Closing Date; provided that for purposes of determining any such liability of the Company for Taxes: (i) such liability for Taxes shall be calculated in accordance with the past practice (including reporting positions, jurisdictions, elections, and accounting and valuations methods) of the Company in preparing Tax Returns; (ii) all Transaction Tax Deductions shall be taken into account to the extent “more likely than not” deductible (or deductible at a higher level of confidence) by the Company in a Pre-Closing Tax Period and applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any “success-based fees”; (iii) any financing or refinancing arrangements entered into at any time by or at the direction of Buyer or any of its Affiliates or any other transactions entered into by or at the direction of Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement shall not be taken into account; (iv) any Taxes attributable to transactions outside of the Ordinary Course of Business after the Closing shall be excluded; (v) any liabilities for accruals or reserves established or required to be established with respect to contingent Taxes or with respect to uncertain Tax positions shall be excluded; (vi) any Tax elections made or actions taken after the Closing that have the effect of accelerating income or Taxes or deferring deductions with respect to a taxable period (or portion thereof) ending on or before the Closing Date shall be disregarded, including any liabilities arising from any change in any accounting method following the Closing; (vii) all deferred Tax liabilities shall be excluded; (viii) the amount of accruals for Taxes for the portion of any Straddle Period that is a Pre-Closing Tax Period shall be determined in accordance with Section 6.11(c); (ix) any overpayments or payments of estimated Taxes made by the Company shall be taken into account and reduce the Pre-Closing Tax Amount, and (x) to the extent a Tax Return is filed prior to the final determination of the Final Closing Adjustment pursuant to Section 1.5, the Pre-Closing Tax Amount shall only include Taxes with respect to a Pre-Closing Tax Period to the extent shown as due and payable on such Tax Return; provided further, that the Pre-Closing Tax Amount shall not include any Taxes that arise as a result of or are otherwise attributable to any breach by Buyer or any of its Affiliates of this Agreement; provided further that the Pre-Closing Tax Amount shall not be less than $0.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Processing” or “Processed” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, access, acquisition, creation, derivation, recordation, organization, storage, adaptation or alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, or otherwise making available, alignment, combination, blocking, storage, restriction, retention, deleting, erasure, or destruction.

“Proprietary Information” has the meaning set forth in Section 6.13(a).

“Protected Health Information” has the meaning as set forth at 45 C.F.R. 160.103.

“Public Health Event” means any epidemic, pandemic or similar widespread disease outbreak or plague, including the outbreak or escalation of the novel coronavirus disease, COVID-19 virus (SARS-COV-2 and related strains and sequences) or mutation (or antigenic shift) thereof or a public health emergency resulting therefrom.

“Radiopharmacy Acquisition Agreements” means the definitive agreements for each of the Planned Facility Acquisitions.

“Released Parties” has the meaning set forth in Section 8.4(k).

“Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.

“Response” means a written response containing the information provided for in Section 8.2(c).

“[**]” means [**], a Delaware corporation.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 4.5.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, would reasonably be expected to have a material adverse effect on the ability of the Seller to enter into, perform its obligations under, or consummate the transactions contemplated by this Agreement.

“Seller Shareholders’ Approval” means a resolution approved at a duly constituted meeting of the shareholders of the Seller by the affirmative vote of a simple majority of the shareholders present at the meeting and entitled to vote thereon and who voted and did not abstain.

“Seller Shareholders’ Approval Date” has the meaning set forth in Section 6.14.

“Shares” means all of the issued and outstanding shares of Company Stock owned by the Seller, which in the aggregate represent all of the issued and outstanding capital stock of the Company.

“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Special Release” has the meaning set forth in Section 8.4(k).

“SPECT Net Revenue” means total gross revenue of the Company and its Subsidiaries minus (i) net revenues (gross charges less credits) of any radioactive pharmaceutical drug used as part of a diagnostic positron emission tomography (PET) scan, including [**], and similar products, minus (ii) sales return, group purchasing organization administrative fees and rebates accrued for both group purchasing organizations and direct customers and credits for sample products, in each case calculated in accordance with the principles, practices, policies, procedures, conventions, classifications, estimation techniques, judgments, and methodologies that were actually applied in preparing the Company Financial Statements (including in relation to the exercise of accounting discretion and judgement) as of December 31, 2023, as disclosed in note 3 “Revenue recognition” and “Rebates and allowance” and disregarding any changes in GAAP after December 31, 2023.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person directly or indirectly holds stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Survival Date” has the meaning set forth in Section 8.3(a).

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

“Taxes” means any and all taxes, charges, duties, contributions, levies or other similar assessments in the nature of Tax, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.

“Termination Fee” means an amount equal to $[**].

“Third Party Action” means any Legal Proceeding by a Person other than a party to this Agreement for which indemnification may be sought by the Buyer under Article VIII.

“Third-Party Payor” has the meaning set forth in Section 3.20(h).

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transfer” has the meaning set forth in Section 1.7(l).

“Transfer Taxes” has the meaning set forth in Section 6.11(b).

“Transaction Support Agreement” has the meaning set forth in the Recitals of this Agreement.

“Transaction Tax Deduction” means, without duplication and regardless of by whom and when paid, any Tax deductions (to the extent deductible at a “more likely than not” or higher level of comfort) resulting from or otherwise attributable to (a) the payment (or associated accrual) of amounts included in Company Transaction Expenses (or amounts that would be Company Transaction Expenses but for being paid prior to Closing) or Closing Net Working Capital, (b) the payment (or associated accrual) of any Indebtedness (including any fees, expenses, premiums and penalties paid or payable with respect to the prepayment of Indebtedness and the write-off or acceleration of the amortization of deferred financing costs), and (c) any legal, financial advisory, accounting and other fees and expenses of the Company and its Subsidiaries attributable to or arising out of with the transactions credit contemplated hereby.

“Waiver Agreement” means a Waiver Agreement in the form attached hereto as Exhibit B.

“WARN Act” has the meaning set forth in Section 3.16(i).

“Working Capital Target” means $[**].

ARTICLE XI

MISCELLANEOUS

11.1         Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when sent if sent by email to the party to be notified (provided, that notice given by email shall not be effective unless (A) such notice specifically states that it is being delivered pursuant to this Section 11.1 and (B) either (1) a duplicate copy of such email notice is promptly given by the method described in clause (ii) or (2) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 11.1), in each case to the intended recipient as set forth below:

(a)           if to the Buyer or (after the Closing) the Company, to:

Telix Pharmaceuticals (US) Inc.

11700 Exit 5 Pkwy, Suite 200

Fishers, IN 46037

USA

Attention: [**]

e-mail: [**]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Andrew Bonnes, Esq.
e-mail: Andrew.Bonnes@wilmerhale.com

(b)          if to Seller or (prior to the Closing) to the Company, to:

c/o RLS Radiopharmacies

255 Primera Boulevard

Suite 440

Lake Mary, FL 327466

Attention: Stephen Belcher

Email: [**]____________

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Ave.

New York, NY 10022

Attention:         Jonathan L. Davis, P.C.

Email:                 jonathan.davis@kirkland.com

(c)           if to the Indemnity Participant, to:

Perceptive Credit Holdings III, LP

c/o Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

Attention: Sam Chawla

Email: [**]____________

with a copy (which shall not constitute notice) to:

Chapman and Cutler LLP

1270 Avenue of the Americas

30th Floor

New York, NY 10020

Attention:           Nicholas Whitney

Email:                    [**]

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

11.2       Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3       Fees and Expenses. Except as otherwise expressly provided herein, the Buyer will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the transactions contemplated hereby and the Company Transaction Expenses shall be paid in accordance with Section 1.3(b)(iii), if this Agreement is terminated prior to the Closing, the Company Transaction Expenses shall be paid by Seller and the Company).

11.4       Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer any rights or remedies hereunder upon any other Person who is not a party hereto (as an original signatory or as a joinder party), except that the Buyer Indemnified Parties shall be third-party beneficiaries of Article VIII and the Company’s current and former directors, officers, fiduciaries or agents shall be third-party beneficiaries of Section 6.10 (D&O Indemnification).

11.5       Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of its Affiliates; provided, that such transfer or assignment shall not relieve the Buyer of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Buyer. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

11.6       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.7       Amendment. This Agreement may be amended by an instrument in writing signed by the Buyer, the Company and the Indemnity Participant (on behalf of the Company Participants) at any time.

11.8       Extension; Waiver. (a) At any time prior to the Closing, the Buyer and the Company (on behalf of itself and of the Seller) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

11.9       Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered physically or electronically (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act, or other applicable Law).

11.10     Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting and shall be deemed to be followed by the phrase “without limitation”; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Contract mean such Contract as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP and (m) a term that begins with an initial capital letter, is not defined herein and reflects a different part of speech than a term that begins with an initial capital letter and is defined herein, shall be interpreted in a correlative manner. When reference is made in this Agreement to information that has been “made available” to the Buyer, that shall consist of only (i) the information that was contained in the Company’s electronic data room no later than 5:00 p.m., Eastern time, on the Business Day prior to the date of this Agreement. and (ii) any information provided in accordance with the Clean Team Confidentiality Agreement, dated [**], between Telix Pharmaceuticals (Innovations) Pty Ltd (and its Affiliates) and RLS (USA), Inc. (and its Affiliates). The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. For actions required to be completed under this Agreement within a specified number of days or Business Days, each day shall be deemed to end at 11:59 p.m., Eastern time, on the applicable day.

11.11     Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

11.12     Remedies.

(a)             Except as otherwise provided for in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b)            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

11.13     Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.13, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

11.14     No Recourse. Notwithstanding anything to the contrary in this Agreement, the Escrow Agreement or the Transaction Support Agreement, the parties acknowledge and agree that no recourse under this Agreement or under any ancillary agreements entered into in connection herewith shall be had against any Person that is not a party hereto or thereto, including any past, present or future director, officer, agent, employee or other Representative of any past, present or future member of Seller or of any Affiliate or successor or assignee thereof (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any Legal Proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation of the Seller, the Indemnity Participant or the Company under this Agreement or under any ancillary agreements entered into in connection herewith (in all cases, as limited by the provisions of Article VIII) for any claim or suit based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement; provided, however, that nothing herein shall limit any Buyer Indemnified Party from asserting counterclaims in an action subject to Section 8.1(e) or claims of Fraud or the effect or scope of any waiver or release.

11.15     Waiver of Conflicts. Recognizing that Kirkland & Ellis LLP and Armbrecht Jackson LLP have acted as legal counsel to Seller and the Company prior to the Closing, and that Kirkland & Ellis LLP and Armbrecht Jackson LLP intend to act as legal counsel to Seller and their Affiliates (which will no longer include the Company) after the Closing, each of the Buyer and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP or Armbrecht Jackson LLP representing the Seller and/or its Affiliates after the Closing in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement or any of the ancillary agreements entered into in connection herewith. In addition, all communications involving attorney-client privilege between either the Seller, any of its Affiliates or the Company and Kirkland & Ellis LLP or Armbrecht Jackson LLP, as applicable, solely in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Company); provided that this sentence shall apply solely in the case of a dispute related to the transactions contemplated by this Agreement in which the interests of the Seller, any of its Affiliates or the Company are adverse to those of the Buyer.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

TELIX PHARMACEUTICALS (US) INC.

By:	/s/ Kevin Richardson

Name:	Kevin Richardson

Title:	Director and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

COMPANY:

RLS (USA) INC.

By:	/s/ Steve Belcher

Name:	Steve Belcher

Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

SELLER:

RLS GROUP LTD.

By:	/s/ Steve Belcher

Name:	Steve Belcher

Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

INDEMNITY PARTICIPANT:

By: Perceptive Credit Opportunities GP, LLC, its general partner

By:	/s/ Sandeep Dixit

Name:	Sandeep Dixit

Title:	Chief Credit Officer

By:	/s/ Sam Chawla

Name:	Sam Chawla

Title:	Portfolio Manager

[Signature Page to Stock Purchase Agreement]